UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-36243

Hilton Worldwide Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	**27-4384691**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
7930 Jones Branch Drive, Suite 1100, McLean, VA	**22102**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (703) 883-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	HLT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $37,479 million (based upon the closing sale price of the common stock on that date on the New York Stock Exchange). The number of shares of common stock outstanding on February 2, 2024 was 252,160,518.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III incorporate information by reference from the registrant's definitive proxy statement relating to its 2024 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the close of the registrant's fiscal year.

HILTON WORLDWIDE HOLDINGS INC.
FORM 10-K TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2023

PART I

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, future financial results, liquidity and capital resources and other non-historical statements. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "forecasts," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties that could cause actual outcomes or results to differ materially from those indicated in these statements, including, among others, those described under "Part I—Item 1A. Risk Factors" and under "Summary of Risk Factors" below. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Annual Report on Form 10-K. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Summary of Risk Factors

In addition to the other information in this Annual Report on Form 10-K, the following risk factors should be considered carefully in evaluating our company and our business. A summary of the principal factors that create risk in investing in our securities and might cause actual results to differ from expectations is set forth below:

- We are subject to the business, financial and operating risks inherent to the hospitality industry, any of which could reduce our revenues and limit opportunities for growth;

- Macroeconomic conditions, public health concerns, geopolitical activity and other factors beyond our control can adversely affect and reduce demand for our products and services;

- Because we operate in a highly competitive industry, our revenues or profits could be harmed if we are unable to compete effectively;

- Our business is subject to risks related to doing business with third-party property owners that could adversely affect our reputation, operational results or prospects for growth;

- Failures in, material damage to or interruptions in our information technology systems, software or websites, including as a result of cyber-attacks on our systems or systems operated by third parties that provide operational and technical services to us, costs associated with protecting the integrity and security of personal data and other sensitive information and difficulties in updating our existing software or developing or implementing new software could have a material adverse effect on our business or results of operations;

- The growth of internet reservation channels could adversely affect our business and profitability;

- Because we derive a portion of our revenues from operations outside the United States ("U.S."), the risks of doing business internationally could lower our revenues, increase our costs, reduce our profits or disrupt our business;

- Labor shortages or the loss of key senior management personnel could restrict our ability to operate our properties or grow our business or result in increased labor costs that could adversely affect our results of operations;

- Our business is subject to evolving corporate governance and public disclosure regulations and expectations, including with respect to environmental, social and governance ("ESG") matters, that could increase costs or expose us to reputational and other risks; and

- Our substantial indebtedness and other contractual obligations could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to

changes in the economy or our industry and our ability to pay our debts, and could require us to divert our cash flows from operations to make required debt or interest payments.

These risk factors do not identify all risks that we face, and our business, financial condition and results of operations could also be affected by factors, events or uncertainties that are not presently known to us or that we currently do not consider to present material risks.

Terms Used and Basis of Presentation in this Annual Report on Form 10-K

Except where the context requires otherwise, references in this Annual Report on Form 10-K to "Hilton," "the Company," "we," "us" and "our" refer to Hilton Worldwide Holdings Inc., together with all of its consolidated subsidiaries. Except where the context requires otherwise, references to our "properties" refer to the hotels, resorts and timeshare properties that are managed, franchised, owned or leased by us, while references to "hotels" exclude timeshare properties.

On January 3, 2017, we completed the spin-offs of a portfolio of hotels and resorts, as well as our timeshare business, into two independent, publicly traded companies: Park Hotels & Resorts Inc. ("Park") and Hilton Grand Vacations Inc. ("HGV"), respectively, (the "spin-offs"). Hilton did not retain any interest in Park or HGV, but did enter into long-term management and franchise contracts with Park for the portfolio of hotels and resorts that it held at the time of the spin-offs and a 100-year license agreement with HGV for the timeshare business.

Refer to "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics Used by Management" for additional information on our financial and performance metrics.

Social Media

We use our website at stories.hilton.com, our Facebook page at facebook.com/hiltonnewsroom and our corporate X (formerly Twitter) account at twitter.com/hiltonnewsroom as channels of distribution of company information. The information we post through these channels may be deemed material. Accordingly, investors should monitor these channels, in addition to following our press releases, our filings with the U.S. Securities and Exchange Commission (the "SEC") and our webcasts. The contents of our website and social media channels are not, however, part of this report.

Item 1.   Business

Overview

Hilton is one of the largest hospitality companies in the world, with 7,530 properties comprising 1,182,937 rooms in 126 countries and territories as of December 31, 2023. Founded in 1919, Hilton has been an innovator in the industry for more than 100 years, driven by the vision of founder Conrad Hilton "to fill the earth with the light and warmth of hospitality." Our premier brand portfolio includes luxury, lifestyle, full service, focused service and all-suites hotel brands, as well as our timeshare brands. As of December 31, 2023, we had 180 million members in our award-winning guest loyalty program, Hilton Honors, a 19 percent increase from December 31, 2022; refer to "—Our Brand Portfolio" and "—Our Guest Loyalty Program" below for additional information on our brands, including Hilton Honors.

We operate our business through: (i) a management and franchise segment and (ii) an ownership segment, each of which is reported as a segment based on (a) delivering a similar set of products and services and (b) being managed separately given its distinct economic characteristics. The management and franchise segment includes all of the hotels we manage for third-party owners, as well as all franchised hotels that license our intellectual property ("IP"), including our brand names, trademarks and service marks, and to which we provide other contracted services, but the day-to-day services of the hotels are operated or managed by someone other than us. Revenues from this segment include: (i) management and franchise fees charged to third-party hotel owners; (ii) licensing fees from our strategic partners, including co-branded credit card providers, and HGV; and (iii) fees for managing hotels in our ownership segment. The ownership segment primarily derives revenues from nightly hotel room sales, food and beverage sales and other services at our consolidated owned and leased hotels. For more information regarding our segments, refer to "—Our Business—Management and Franchise" and "—Our Business—Ownership" below.

In addition to our current hotel portfolio, we are focused on the growth of our business by expanding our global hotel network through our development pipeline, which represents hotels that we expect to add to our system in the future. The following table summarizes our development activity:

	As of or for the Year Ended December 31, 2023	
	Hotels	Rooms[1]
Hotel system		
Openings	395	62,900
Net additions[2]	353	53,100
Development pipeline		
Additions	994	130,200
Count as of period end[3][4]	3,274	462,400

_____

[1] Rounded to the nearest hundred.

[2] Represents room additions, net of rooms removed from our system. Net unit growth for the year ended December 31, 2023 was 4.9 percent.

[3] The hotels in our development pipeline were under development throughout 118 countries and territories, including 30 countries and territories where we had no existing hotels.

[4] Of the total rooms in our development pipeline, 216,600 were under construction and 259,800 were located outside of the U.S. Nearly all of the rooms in our development pipeline will be in our management and franchise segment upon opening. We do not consider any individual development project to be material to us.

We continue to drive customer loyalty, including participation in our Hilton Honors guest loyalty program, through: (i) our experience in the hospitality industry, which spans more than a century of customer service and entrepreneurship, and continues to evolve to meet the tastes, preferences and demands of our guests; (ii) our strong, well-defined brands that operate throughout the hospitality industry chain scales; (iii) our diverse, inclusive workforce, built to focus on providing exceptional customer experiences; and (iv) our commercial service offerings. We believe that satisfied customers will generate additional business at our properties, yielding strong overall hotel performance for us and our hotel owners. Strong results at our existing properties will encourage further development of additional hotels under our brands and conversions of existing hotels to our brands with both (i) owners who currently have properties in our system and (ii) new owners who sign management or franchise contracts with us in the future, which further supports our growth and future financial performance. We believe that our existing hotel system and development pipeline, which will require minimal capital investment from us, positions us to further improve and grow our business, allocate capital effectively and meet our customers' demands and preferences in the future.

Our Brand Portfolio

The goal of each of our brands is to deliver exceptional customer experiences and superior operating performance.

Brand[1]	December 31, 2023[1]				Selected Competitors[2]
	Countries/ Territories	Properties	Rooms	Percentage of Total Rooms	
WALDORF ASTORIA HOTELS & RESORTS	17	35	9,840	0.8%	Four Seasons, Mandarin Oriental, Peninsula, Ritz-Carlton, Rosewood Hotels & Resorts, St. Regis
L X R HOTELS & RESORTS	9	13	1,774	0.1%	Leading Hotels of the World, Legend Preferred Hotels & Resorts, Belmond, The Luxury Collection
CONRAD HOTELS & RESORTS	23	47	16,950	1.5%	Intercontinental, JW Marriott, Park Hyatt, Sofitel
canopy by Hilton	11	40	6,940	0.6%	Kimpton, Thompson Hotels, W Hotels, Virgin Hotels, The Hoxton
Signia by Hilton	1	3	1,700	0.1%	JW Marriott, Grand Hyatt, Fairmont, Intercontinental, Omni
Hilton HOTELS & RESORTS	97	613	226,015	19.1%	Hyatt Regency, Marriott, Omni, Sheraton, Westin
CURIO COLLECTION by Hilton	38	161	31,000	2.6%	Autograph Collection, The Unbound Collection, Independent Hotels, MGallery, Kimpton
DOUBLETREE by Hilton	55	677	154,708	13.1%	Marriott, Crowne Plaza, Delta, Holiday Inn, Radisson, Sheraton, Wyndham
TAPESTRY COLLECTION by Hilton	16	125	14,719	1.2%	Joie de Vivre, Tribute Portfolio, Graduate Hotels, Kimpton, Hotel Indigo, Ascend, Trademark
EMBASSY SUITES by Hilton	7	267	61,844	5.2%	Hyatt Regency, Marriott, Sheraton, Westin
TEMPO by Hilton	1	1	661	0.1%	AC Hotels, Aloft Hotels, Cambria, Hotel Indigo, Hyatt Centric
MOTTO by Hilton	3	6	1,494	0.1%	CitizenM, Generator, The Hoxton, Moxy, Yotel, MAMA Shelter, POD, TRIBE Hotels, Ace Hotels
Hilton Garden Inn	62	1,010	149,130	12.6%	Aloft, Courtyard by Marriott, Four Points, Holiday Inn, Hyatt Place
Hampton by Hilton	38	2,971	327,690	27.7%	Comfort Suites, Courtyard by Marriott, Fairfield Inn, Holiday Inn Express, Springhill Suites
tru by Hilton	4	253	24,755	2.1%	Best Western, Comfort Inn, La Quinta, Sleep Inn, Wingate, Avid
spark by Hilton	1	8	915	0.1%	Quality Inn, Baymont, Travelodge, Howard Johnson, Super 8, Days Inn
HOMEWOOD SUITES by Hilton	4	538	61,624	5.2%	Element, Hyatt House, Residence Inn, Staybridge Suites
HOME2 SUITES BY HILTON	3	652	70,436	6.0%	TownePlace Suites, Candlewood Suites, Hyatt Studios
LivSmart Studios by Hilton	—	—	—	—%	Candlewood Suites, Everhome Suites, Stay Apt Suites, ECHO Suites, Extended Stay America Premiere Suites
Hilton GRAND VACATIONS	8	92	16,109	1.4%	Disney Vacation Club, Holiday Inn Club Vacations, Marriott Vacations Worldwide, Travel & Leisure Co.

---

[1] Excludes 18 unbranded properties with 4,633 rooms, representing approximately 0.4 percent of total rooms. Hilton Grand Vacations is inclusive of Hilton Club, Hilton Grand Vacations Club and Hilton Vacation Club.

[2] These selected competitors exclude lesser-known regional competitors.

Waldorf Astoria Hotels & Resorts: Waldorf Astoria Hotels & Resorts is a luxury brand with an award-winning portfolio of iconic properties with a relentless commitment to elegant service, one-of-a-kind experiences and award winning culinary expertise in landmark destinations around the world. Waldorf Astoria hotels deliver an effortless experience seamlessly, creating a true sense of place for guests through stunning architecture, Peacock Alley luxury bedding, refined art collections, Michelin-starred dining concepts and elevated in-room amenities.

LXR Hotels & Resorts: LXR Hotels & Resorts is a hand-picked collection of independent and spirited luxury properties located on five continents celebrating the timeless pursuit of personal adventure. Found in alluring destinations and city centers, LXR connects legendary properties into an exclusive network of hotels that are set apart by individual design, an unrivaled commitment to personalized service and elegant, yet locally immersive, experiences for guests.

Conrad Hotels & Resorts: A luxury brand that spans five continents, Conrad Hotels & Resorts creates a seamless connection between bold design, impactful experiences and curated contemporary art to inspire the conscientious traveler. Found in major urban centers and resort destinations, Conrad is a place where guests are empowered to explore through intuitive service and experiences that authentically connect them with local culture.

Canopy by Hilton: Canopy by Hilton is an upper upscale brand that delivers elevated, boutique hotel experiences that celebrate the best of the neighborhood. Inviting, sophisticated design, bespoke food and beverage and crafted touchpoints deliver a locally inspired, high-end and welcoming stay.

Signia by Hilton: Signia by Hilton is a an upper upscale brand with a portfolio of exceptional hotels in gateway cities and resort destinations around the world. Each Signia by Hilton property infuses sophistication into every stay, offering top tier meetings and event spaces, a vibrant atmosphere, exceptional amenities and personalized service catering to the needs of today's global traveler.

Hilton Hotels & Resorts: For more than 100 years, Hilton Hotels & Resorts, Hilton's flagship brand and one of the most globally recognized hotel brands, has set the benchmark for hospitality around the world, providing new product innovations and services to meet guests' evolving needs. With hotels on six continents, Hilton Hotels & Resorts properties are located in sought-after destinations and offer exceptional travel experiences to every guest. Hilton Hotels & Resorts are upper upscale, full service properties that feature advanced meeting and event spaces and services, award-winning restaurants and mindful fitness and wellness facilities.

Curio Collection by Hilton: Curio Collection by Hilton is an upper upscale brand with a global portfolio of individually remarkable hotels hand-picked to immerse guests in one-of-a-kind moments in sought-after destinations. Each hotel in the Curio Collection evokes a bespoke story through distinctive architecture and design, world-class food and beverage and curated experiences.

DoubleTree by Hilton: DoubleTree by Hilton is a global portfolio of upscale hotels. For more than 50 years, DoubleTree by Hilton has maintained its philosophy of making guests feel welcome through contemporary accommodations and thoughtful amenities, including diverse food and beverage experiences, state-of-the-art fitness offerings and meetings and event spaces. Whether traveling for business or leisure, every guest is welcomed with the signature, warm DoubleTree chocolate chip cookie at check in, a hallmark of the brand's hospitable service.

Tapestry Collection by Hilton: Tapestry Collection by Hilton is an upper upscale brand with a portfolio of original hotels that offer guests unique style and vibrant personality, encouraging travelers to connect to their destination and enjoy authentic off-the-beaten-path experiences. While each property is unique, every Tapestry Collection by Hilton property is united by the reliability that comes with the Hilton name.

Embassy Suites by Hilton: Embassy Suites by Hilton offers an approachable, upper upscale experience with dedicated customer service that anticipates travelers' needs and delivers what matters most to them. The full service, upper upscale brand offers both leisure and business travelers spacious two-room suites with separate bedroom and living room space, free made-to-order breakfast each morning, complimentary drinks and snacks at an evening reception every night, flexible meetings and events spaces and 24-hour fitness centers.

Tempo by Hilton: Tempo by Hilton is an upscale, stylish and contemporary lifestyle hotel brand designed for the ambitious traveler looking to maintain a sense of balance and momentum. Tempo by Hilton offers re-imagined guest rooms designed with well-being in mind, dynamic communal spaces for collaboration or focused work, healthy cafe-style dining, a leading-edge beverage program and next-level fitness facilities.

Motto by Hilton: Motto by Hilton is an upper midscale brand with an urban, lifestyle feel designed to help guests live like a local in prime locations globally. Motto by Hilton caters to travelers looking for dynamic experiences by bringing together the best elements of a lifestyle hotel — cleverly compact guestrooms, centrally located destinations, modern design, and locally inspired food and beverage to make each hotel a launchpad to the city. Motto by Hilton delivers a flexible and innovative hospitality experience through elements like first-of-its-kind connecting rooms for up to nine rooms, lively communal spaces and a coffee house and bar for work and social use by guests and locals alike.

Hilton Garden Inn: Hilton Garden Inn is an award-winning, upscale brand where guests find an open, inviting atmosphere with warm, glowing service and simple, thoughtful touches that allow them to socialize and unwind. As a recognized leader in food and beverage offerings, Hilton Garden Inn caters to guests' dining needs by serving cooked-to-order breakfast and offering handcrafted cocktails, shareable small plates and full meals at its on-site restaurants and bars. Flexible meeting space, free Wi-Fi, wireless printing and fitness centers are offered to help guests stay productive.

Hampton by Hilton: Hampton by Hilton is our largest brand and includes both Hampton Inn and Hampton Inn & Suites hotels, with properties located on four continents. Recognized as a leading upper midscale brand in the lodging industry, Hampton has been ranked the #1 lodging brand to franchise by Entrepreneur for 15 consecutive years. Hampton by Hilton hotels around the world provide guests high-quality and thoughtfully designed accommodations, friendly and authentic service and value-added amenities, like complimentary hot breakfast and free Wi-Fi, all backed by the 100% Hampton Guarantee.

Tru by Hilton: Tru by Hilton is a game-changing, midscale hotel brand where guests don't have to compromise between a consistent, fun and affordable hotel stay. Spirited, simplified and grounded in value, Tru by Hilton is designed for cross-generational appeal, with a large, reimagined public space where guests can work, play, lounge and eat. Efficiently designed modern guest rooms feature a rolling desk, oversized windows for natural light and bright, spacious bathrooms. Guests can enjoy complimentary amenities, including a build-your-own breakfast, a multifunctional fitness center and fast Wi-Fi. Premium snacks, light meal options and single-serve wine and beer are available for purchase at the 24/7 Eat. & Sip. market.

Spark by Hilton: Spark by Hilton is a premium economy hotel brand at the intersection of value and consistency. Spark by Hilton provides a reliable and comfortable stay at a hotel with friendly service for every guest, all at an accessible price. Offering simple design with splashes of color and cheer, Spark by Hilton hotels provide a welcoming sense of arrival with colorful exterior statement walls and inspiring artwork. The public spaces provide multi-functional seating, from communal tables to rocking chairs, and guest rooms are comfortable and relaxing with simple, streamlined furniture. Travelers can enjoy complimentary breakfast with premium coffee and a signature bagel bar. Spark by Hilton opened its first hotel in 2023, less than one year after its launch, and, as of December 31, 2023, had over 140 properties in our development pipeline.

Homewood Suites by Hilton: Homewood Suites by Hilton is an upscale, award-winning, all-suites, extended-stay hotel brand that delivers the comforts of home. This brand offers inviting, generous-sized suites featuring separate living and sleeping areas and fully equipped kitchens with full-size refrigerators for guests seeking home-like accommodations when traveling for extended or quick overnight stays. Additional value-driven amenities include complimentary Wi-Fi and free breakfast.

Home2 Suites by Hilton: Home2 Suites by Hilton is an upper midscale, all-suites, award-winning extended-stay hotel concept offering stylish accommodations with flexible guest room configurations and home-like amenities for cost-conscious guests. With a commitment to environmentally friendly products and hotel operations, Home2 Suites by Hilton offers complimentary hotel breakfast, innovative and customizable guestroom designs, laundry and fitness areas, free Wi-Fi, multiple outdoor spaces, expansive community spaces and pet-friendly environments.

LivSmart Studios by Hilton: LivSmart Studios by Hilton is a midscale, long-stay hotel brand for guests looking for comfortable apartment-style accommodations for 20 nights or more. Offering simplicity, consistency and convenience, LivSmart Studios by Hilton will create a space where guests can seamlessly maintain their daily routines while also immersing themselves in the local community. The hotel will feature a streamlined public area filled with natural light that includes a simple retail market, a large guest laundry room and a state-of-the-art fitness center. There will also be a spacious outdoor gathering area, which includes a fire pit, grills, and comfortable seating for guests looking to connect. Guest studio suites will include a fully equipped kitchen with a full-sized refrigerator, dishwasher, microwave and two-burner cooktop, along with ample storage options for the long-stay traveler.

Hilton Grand Vacations: Our timeshare brands, including Hilton Club, Hilton Grand Vacations Club and Hilton Vacation Club, are premier vacation ownership brands known for delivering a consistently exceptional standard of service, maximum flexibility for members and guests and elegant, family-friendly resorts in desirable locations around the world. Signature elements include spacious, well-appointed accommodations and resorts with extensive on-site amenities. A special points-based

reservation system gives owners the flexibility to vacation when, where and how they prefer. HGV has the exclusive right to use our timeshare brands, subject to the terms of a long-term license agreement with us.

Our Guest Loyalty Program

Hilton Honors is our award-winning guest loyalty program that supports our portfolio of brands. The program generates significant repeat business by rewarding guests with points for each stay at our properties, which are then redeemable for free or discounted room nights at our properties and other goods and services. Hilton Honors members can also use points earned to transact with many strategic partners, including credit card providers, such as American Express, airlines, rail and car rental companies, Amazon, Lyft and others. Hilton Honors members who book through preferred Hilton channels also have access to instant benefits, including a flexible payment slider that allows members to choose nearly any combination of points and money to book a stay, an exclusive member discount and free standard Wi-Fi. Members also have access to contactless technology exclusively through the Hilton Honors app, where members can check in, choose their room and access their room using Digital Key. The program provides targeted marketing, promotions and customized guest experiences to 180 million members. Affiliation with our loyalty program encourages members to allocate more of their travel spend to our hotels. The percentage of travel spend we capture from loyalty members increases as they move up the tiers of our program. The program is funded by contributions from eligible revenues generated by Hilton Honors members and collected from properties in our system, as well as our strategic partnerships. The funds collected by the Hilton Honors program are subsequently applied to reimburse hotels and strategic partners for Hilton Honors points redemptions by loyalty members and to pay for administrative expenses and marketing initiatives that support the program.

Our Business

As of December 31, 2023, our existing system included the following properties and rooms, by type, brand and region:

	Owned / Leased[1]		Managed		Franchised		Total	
	Properties	Rooms	Properties	Rooms	Properties	Rooms	Properties	Rooms
Waldorf Astoria Hotels & Resorts								
U.S.	—	—	12	4,598	—	—	12	4,598
Americas (excluding U.S.)	—	—	3	422	—	—	3	422
Europe	2	463	4	898	—	—	6	1,361
Middle East and Africa	—	—	8	2,200	—	—	8	2,200
Asia Pacific	—	—	6	1,259	—	—	6	1,259
LXR Hotels & Resorts								
U.S.	—	—	—	—	3	522	3	522
Americas (excluding U.S.)	—	—	—	—	1	76	1	76
Europe	—	—	1	70	1	307	2	377
Middle East and Africa	—	—	2	331	3	282	5	613
Asia Pacific	—	—	1	72	1	114	2	186
Conrad Hotels & Resorts								
U.S.	—	—	6	2,227	2	1,730	8	3,957
Americas (excluding U.S.)	—	—	3	787	—	—	3	787
Europe	—	—	4	1,155	1	107	5	1,262
Middle East and Africa	1	614	4	1,689	—	—	5	2,303
Asia Pacific	1	164	24	7,818	1	659	26	8,641
Canopy by Hilton								
U.S.	—	—	—	—	26	4,490	26	4,490
Americas (excluding U.S.)	—	—	2	272	1	184	3	456
Europe	—	—	1	123	5	1,058	6	1,181
Middle East and Africa	—	—	1	200	—	—	1	200
Asia Pacific	—	—	4	613	—	—	4	613
Signia by Hilton								
U.S.	—	—	3	1,700	—	—	3	1,700
Hilton Hotels & Resorts								
U.S.	—	—	59	44,970	187	58,623	246	103,593
Americas (excluding U.S.)	1	405	31	11,749	25	7,238	57	19,392
Europe	37	11,141	43	14,792	46	11,984	126	37,917
Middle East and Africa	4	1,705	39	13,386	6	2,096	49	17,187
Asia Pacific	5	2,999	119	40,705	11	4,222	135	47,926
Curio Collection by Hilton								
U.S.	—	—	11	4,984	68	13,683	79	18,667
Americas (excluding U.S.)	—	—	2	99	20	2,870	22	2,969
Europe	—	—	6	516	36	4,941	42	5,457
Middle East and Africa	—	—	5	1,104	3	912	8	2,016
Asia Pacific	—	—	6	1,153	4	738	10	1,891
DoubleTree by Hilton								
U.S.	—	—	31	10,105	354	80,206	385	90,311
Americas (excluding U.S.)	—	—	3	587	38	7,695	41	8,282
Europe	—	—	17	4,211	109	19,161	126	23,372
Middle East and Africa	—	—	19	5,225	6	1,118	25	6,343
Asia Pacific	—	—	90	24,050	10	2,350	100	26,400
Tapestry Collection by Hilton								
U.S.	—	—	1	124	99	12,088	100	12,212
Americas (excluding U.S.)	—	—	1	138	9	1,122	10	1,260
Europe	—	—	—	—	11	640	11	640
Middle East and Africa	—	—	1	50	—	—	1	50
Asia Pacific	—	—	2	382	1	175	3	557

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	Owned / Leased[1]		Managed		Franchised		Total	
	Properties	Rooms	Properties	Rooms	Properties	Rooms	Properties	Rooms
Embassy Suites by Hilton								
U.S.	—	—	37	9,943	220	49,417	257	59,360
Americas (excluding U.S.)	—	—	2	504	7	1,829	9	2,333
Middle East and Africa	—	—	—	—	1	151	1	151
Tempo by Hilton								
U.S.	—	—	1	661	—	—	1	661
Motto by Hilton								
U.S.	—	—	—	—	4	1,271	4	1,271
Americas (excluding U.S.)	—	—	—	—	1	115	1	115
Europe	—	—	—	—	1	108	1	108
Hilton Garden Inn								
U.S.	—	—	5	602	741	102,153	746	102,755
Americas (excluding U.S.)	—	—	13	1,968	56	8,506	69	10,474
Europe	—	—	13	2,533	74	11,598	87	14,131
Middle East and Africa	—	—	17	3,555	4	648	21	4,203
Asia Pacific	—	—	69	14,535	18	3,032	87	17,567
Hampton by Hilton								
U.S.	—	—	17	2,296	2,343	232,636	2,360	234,932
Americas (excluding U.S.)	—	—	11	1,442	123	14,896	134	16,338
Europe	—	—	19	3,181	114	17,951	133	21,132
Middle East and Africa	—	—	5	1,459	—	—	5	1,459
Asia Pacific	—	—	—	—	339	53,829	339	53,829
Tru by Hilton								
U.S.	—	—	—	—	248	24,181	248	24,181
Americas (excluding U.S.)	—	—	—	—	5	574	5	574
Spark by Hilton								
U.S.	—	—	—	—	8	915	8	915
Homewood Suites by Hilton								
U.S.	—	—	8	999	503	57,531	511	58,530
Americas (excluding U.S.)	—	—	3	406	24	2,688	27	3,094
Home2 Suites by Hilton								
U.S.	—	—	2	210	593	62,269	595	62,479
Americas (excluding U.S.)	—	—	—	—	10	1,041	10	1,041
Asia Pacific	—	—	—	—	47	6,916	47	6,916
Other	—	—	3	1,414	15	3,219	18	4,633
Total hotels	51	17,491	800	250,472	6,587	898,865	7,438	1,166,828
Hilton Grand Vacations[2]	—	—	—	—	92	16,109	92	16,109
Total system	51	17,491	800	250,472	6,679	914,974	7,530	1,182,937

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[1] Includes hotels owned or leased by entities in which we own a noncontrolling financial interest.

[2] Includes properties under our timeshare brands including Hilton Club, Hilton Grand Vacations Club and Hilton Vacation Club.

Management and Franchise

We manage hotels and license our brands through our management and franchise segment. This segment generates its revenue primarily from fees charged to hotel owners under management and franchise contracts, as well as from fees associated with license agreements. We grow our management and franchise business by attracting owners to become a part of our system and participate in our commercial services to support their properties. Our management and franchise contracts provide significant return on investment for us as we earn and collect fees.

Hotel Management

Our core management services consist of operating hotels under management contracts for the benefit of third parties who either own or lease the hotels and the associated personal property. Often, particularly in the U.S., we employ the individuals working at these locations. Terms of our management contracts vary, but our fees generally consist of a base management fee, which is generally based on a percentage of the hotel's monthly gross operating revenue, and, when applicable, an incentive management fee, which is generally based on a percentage of the hotel's operating profits, normally over a one calendar year period, and, in some cases, may be subject to a stated return threshold to the hotel owner. In general, the owner pays all operating and other expenses and reimburses any of our out-of-pocket expenses. In turn, our managerial discretion typically is subject to approval by the owner in certain major areas, including the approval of annual operating and capital expenditure budgets and the appointment of certain key personnel. Additionally, the owners generally pay monthly program fees based on the underlying hotel's sales or usage, as reimbursement for the costs related to our: (i) advertising and marketing programs; (ii) internet, technology and reservation systems; and (iii) quality assurance programs. Owners are also responsible for various other fees and charges, including payments for participation in our Hilton Honors guest loyalty program, training, consultation and procurement of certain goods and services. As of December 31, 2023, we managed 800 hotels with 250,472 rooms, which does not include hotels in our ownership segment.

The initial terms of our management contracts are typically 20 to 30 years. In certain cases, we are both the franchisor and manager of the hotel, when we enter into a franchise contract in addition to the management contract, and, in these cases, we classify the hotel as managed in our system. Extension options for our management contracts are negotiated and vary, but typically are more prevalent in full service hotels. Generally, these contracts contain one or two extension options that are for either five or 10 years and can be exercised at our or the hotel owner's option or by mutual agreement, as specified by the contract.

Some of our management contracts provide early termination rights to hotel owners upon certain events, including the failure to meet certain financial or performance criteria. Performance test measures typically are based upon the hotel's performance individually and/or in comparison to specified competitive hotels. We often have an optional cure right to pay an amount equal to the performance shortfall over a specified period, although in some cases our cure rights are limited.

Franchising

We license our IP, including our brand names, trademarks and service marks, and our operating systems to hotel owners under franchise contracts. We do not own, manage or operate franchised properties, do not employ the individuals working at these properties and do not have any legal responsibility for the employees or the liabilities associated with operating these properties. We conduct periodic inspections of our franchised hotels to ensure that brand standards that we establish are maintained. For newly franchised hotels, including both new construction and conversions of existing hotels outside of our system, we approve the location, as well as the plans for the facilities, to ensure the hotels meet our brand standards. For existing franchised hotels, we provide franchisees with property improvement plans that must be completed to keep the hotels in compliance with our brand standards, so that they can remain in our hotel system.

Each franchisee pays us an application, initiation or other fee in conjunction with the inception of a franchise contract. Franchisees also pay a royalty fee, generally based on a percentage of the hotel's monthly gross room revenue and, in some cases, may also include a percentage of gross food and beverage revenues and other revenues, as applicable. Additionally, franchised properties generally pay monthly program fees based on the underlying property's sales or usage, as reimbursement for the costs related to our: (i) advertising and marketing programs; (ii) internet, technology and reservation systems; and (iii) quality assurance programs. They are also responsible for various other fees and charges, including payments for participation in our Hilton Honors guest loyalty program, training, consultation and procurement of certain goods and services. We also earn license fees from license agreements with strategic partners, including co-branded credit card providers, and HGV. As of December 31, 2023, we franchised 6,679 hotels and resorts, including timeshare properties, with 914,974 rooms.

Our franchise contracts typically have initial terms of approximately 20 years for new hotels and approximately 10 to 20 years for hotels converting from hotels outside of our system. At the expiration of the initial term, we may have a contractual right or obligation to relicense the hotel to the franchisee for an additional term generally ranging from 10 to 15 years. We have the right to terminate a franchise contract upon specified events of default, including nonpayment of fees or noncompliance with brand standards. If a franchise contract is terminated by us because of a franchisee's default, the franchisee is contractually required to pay us liquidated damages.

Ownership

As a hotel owner and lessee, we focus on maximizing cost efficiency and profitability of the portfolio by, among other things, maximizing hotel revenues, implementing cost-effective labor management practices and systems and reducing fixed costs. Through our disciplined approach to hotel and asset management, we develop and execute on strategic plans for each of our hotels to enhance their competitive position and we invest in renovating guest rooms and public spaces and adding or enhancing meeting and retail space for properties where we believe such investments will improve profitability. As of December 31, 2023, the ownership segment included 51 hotels totaling 17,491 rooms, comprising 44 hotels that we leased, two hotels that were each leased by a consolidated variable interest entity ("VIE") and five hotels owned or leased by unconsolidated affiliates.

Environmental, Social and Governance

Hilton strives to create long-term value for all of our stakeholders and strengthen the resilience of our business while also advancing responsible travel and tourism globally through our ESG strategy, which is grounded in our Travel with Purpose goals. As one of the world's largest hospitality companies, Hilton recognizes its responsibility to create positive environmental and social impact across our operations, supply chain and communities to ensure our hotel properties and surrounding communities remain vibrant and resilient for generations of travelers to come.

We continue to make progress towards our Travel With Purpose 2030 Goals, including: (i) environmental — aiming toward a net zero future with well-defined targets for watts (carbon and energy), water and waste; (ii) social — supporting and advancing careers, communities and responsible conduct; and (iii) governance — advancing and measuring our goals with a focus on integrity and transparency through our company policies and reporting mechanisms, our external partnerships and our public affairs work. Hilton was named to both the World and North America Dow Jones Sustainability Indices ("DJSI") for the seventh consecutive year and was recognized by IR Magazine with "Best ESG Reporting – Large Cap" in 2023 and earned a 2022 "Gold Medal" sustainability rating from EcoVadis, reflecting third-party recognition of Hilton's ESG efforts.

Our 2030 Goals align with the global Sustainable Development Goals ("SDGs") adopted by the United Nations in 2015 and are guided by our evaluation of the social and environmental issues that are critical to the long-term success of our business. Further, our ESG efforts are supported by a governance structure that is designed to ensure the objectives are an important part of our business and strategic priorities as we work towards our 2030 Goals. Our executive committee receives at least quarterly updates on our ESG programs and progress on our 2030 Goals. The Nominating & ESG Committee, one of the three standing committees of Hilton's board of directors, also receives quarterly reports on this progress, reviews and assesses our related strategy and makes recommendations to the board and management as appropriate. The board of directors also receives annual updates on progress towards our 2030 Goals.

We engage with stakeholders to help align our ESG programs with the issues that matter the most to them in the context of our business. As part of this effort, we have completed an ESG materiality assessment, leveraging guidance from the Global Reporting Initiative ("GRI"), Sustainability Accounting Standards Board ("SASB") and the World Economic Forum. We determined that our stakeholders were most focused on climate action; employee development and well-being; an inclusive culture; employee and guest health, safety and security; human rights; and ethical business practices and regulatory compliance. These are topics aligned with our significant ESG risks, which are integrated in Hilton's Enterprise Risk Management program and are reviewed by our executive committee and board of directors, including the Audit Committee, to inform enterprise-wide strategic planning.

LightStay, our proprietary and award-winning ESG management system, aligns with the criteria of the Global Sustainable Tourism Council ("GSTC") and is used to measure, manage and report many of Hilton's key environmental and social performance metrics, including, carbon emissions, energy, water, waste, volunteer hours, in-kind donations and efficiency projects. It provides owners with visibility into utility performance and allows Hilton to analyze and report collective progress toward achieving our 2030 Goals while delivering meaningful data and reporting to our customers.

The Hilton Global Foundation supports nonprofits and local community organizations that serve as partners to amplify our positive environmental and social impact around the world. The Hilton Global Foundation is our primary international philanthropic arm and is registered as a U.S.-based 501(c)(3) charitable organization.

Environmental Impact

We remain committed to reducing greenhouse gas emissions in line with climate science. Hilton was the first global hospitality company to set science-based targets in 2018 that were validated by the Science Based Targets initiative ("SBTi"), in our effort to reduce carbon emissions in line with the goals outlined in the Paris Climate Agreement. As climate science has continued to evolve, we reevaluated our environmental impact 2030 Goals and set more ambitious targets in 2022. In 2022, SBTi verified our near-term targets (1.5°C by 2030) to cut carbon emissions intensity of our managed hotel portfolio by 75 percent and of our franchised hotel portfolio by 56 percent, with 2008 as our baseline. We continue to work toward our 2030 Goal of reducing water and waste intensity at the hotels we operate, including those that are owned, leased and managed, by 50 percent, with 2008 as our baseline. To achieve our reduction targets, in 2022, we partnered with a global leader in the field of sustainability and energy procurement to help map out a phased implementation strategy to help us make informed decisions and chart a path to achieving our energy reduction goals. To further strengthen our commitment to climate action, we have invested in two Fifth Wall Climate Technology Funds to accelerate the adoption of innovative decarbonization technologies. Although we believe that our environmental impact 2030 Goals are ambitious yet attainable, there can be no assurance that we will be able to meet them. As climate science continues to evolve we may further refine our environmental impact 2030 Goals. We evaluate our climate change risks and report annually on our progress, with our reporting prepared in accordance with the GRI standards, while integrating the recommendations of the SASB and the Task Force on Climate-related Financial Disclosures ("TCFD").

In 2023, we continued to make steady progress towards our 2030 Goals by engaging in partnerships and creating resources that will help facilitate sustainable development and meeting our customers evolving needs, including, but not limited to: (i) announcing our plans to install up to 20,000 Tesla Universal Wall Connectors at 2,000 hotels beginning in 2024 across North America; (ii) launching an LED lighting program in line with our LED global brand standard, to help make the transition to LED lighting easier and more cost-effective for owners; and (iii) developing sustainable design checklists for new construction, renovation, and conversion projects, as well as guidance on electrification and retrofits.

Our portfolio of properties are certified to ISO 9001 (Quality), ISO 14001 (Environmental) and ISO 50001 (Energy) standards, which marks 12 years of certification to ISO 14001 and ISO 9001 and nine years for ISO 50001. Further, in alignment with our science-based targets, we continue to take steps to increase our sourcing of renewable energy at our hotels around the world. In the Europe, Middle East and Africa ("EMEA") region, nearly 30 percent of the hotels we operated, which includes our owned and leased hotels, as well as our Watford and Glasgow corporate offices, were supplied with 100 percent renewable energy during 2023. In the U.S., we continue to have a renewable energy option for our managed hotels. Additionally, through our Meet with Purpose offering, we partner with our corporate customers to quantify and plan sustainable meetings by providing them with reporting that projects carbon emissions for their event, as well as options to reduce those emissions. For any remaining unavoidable emissions, Hilton offers customers the opportunity to purchase high quality, verified Gold Standard or Verified Carbon Standard carbon offsets from a third party to address the environmental footprint.

We continued our focus on our food waste reduction and food donation initiatives, with many of our managed hotels in the U.S. and EMEA piloting donation programs and analytical software to help reduce food waste and associated costs. We have made progress on our commitment to reduce single use plastics at our hotels, offering a Digital Key option at more than 80 percent of our hotels and, in 2023, we required all hotels to comply with the adoption of bulk amenities, such as soap, shampoo and conditioner in our hotel rooms.

We have achieved the following reductions in environmental impact since 2008:

	Percent Reduction Achieved Since 2008[1]
Water consumption per square meter[2]	26 %
Landfilled waste per square meter[2]	64
Carbon dioxide emissions per square meter[2]	45
Energy consumption per square meter[2]	33

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[1]   Reflects data as of December 31, 2023 that has been reviewed by an independent third party.
[2]   Reflects performance across Hilton's owned, leased and managed properties, which totaled approximately 29.8 million square meters as of December 31, 2023. Although consumption and waste per square meter were higher in 2023 than in 2022 and 2021, correlated with the increase in occupancy resulting from our recovery from the COVID-19 pandemic, they remain below 2019 levels.

We primarily generate carbon emissions from the operation of our hotels. The increases in occupancy at our hotels during the years ended December 31, 2023, 2022 and 2021, including the recovery from the COVID-19 pandemic, were directly

correlated with and impacted the consumption of energy, water and waste at our hotels during these periods, resulting in increases in our environmental impact measures. Additionally, we added new properties, on a net basis, that were operated by us during these periods, which also directly impacted our measures with regard to absolute consumption. However, our consumption generally remained below 2019 levels.

The data in the following tables, which have been reviewed by an independent third party, reflect the key sustainability metrics that we emphasize for the hotels we operate, as well as metrics recommended by the SASB within their Hotel & Lodging and Restaurant Standards:

Metric	Year Ended December 31,		
	2023	2022	2021
Energy management			
Total energy consumed, in gigajoules per square meter	0.90	0.86	0.81
Percent total energy from grid electricity	57.0 %	56.7 %	56.3 %
Carbon emissions			
Total emissions (Scope 1 and 2[1]), in metric tons CO_2e per square meter	0.086	0.083	0.079
Water management			
Amount withdrawn, in cubic meters per square meter	2.14	1.94	1.79
Amount consumed, in cubic meters per square meter	0.536	0.485	0.447
Percent in regions with high or extremely high baseline water stress[2]	39 %	39 %	37 %
Waste management			
Amount generated, in metric tons per square meter	0.0056	0.0051	0.0042
Percent diverted from landfills[3]	39.2 %	35.7 %	32.0 %

Absolute Consumption[4]	Year Ended December 31,		
	2023	2022	2021
Total energy consumed, in million gigajoules	26.8	24.5	22.2
Direct emissions (Scope 1), in million metric tons CO_2e	0.49	0.45	0.42
Indirect emissions (Scope 2[1]), in million metric tons CO_2e	2.08	1.90	1.76
Water withdrawn, in million cubic meters (m^3)	64.0	55.1	49.1
Water consumed, in million cubic meters (m^3)	16.0	13.8	12.3
Waste generated, in million metric tons	0.17	0.14	0.11

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[1] Scope 2 market-based emissions as defined by The Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition).
[2] Water stress as defined by the World Resources Institute. Represents the percentage (by square meter) of owned, leased and managed hotels in regions with baseline water stress, that have high or extremely high baseline water stress.
[3] Amount of waste not diverted from landfills in metric tons per square meter was 0.0034, 0.0033 and 0.0029 for the years ended December 31, 2023, 2022 and 2021, respectively.
[4] Total floor area of Hilton's owned, leased and managed properties, for which absolute consumption is reflected, was 29.8 million square meters, 28.4 million square meters and 27.5 million square meters as of December 31, 2023, 2022 and 2021, respectively. Absolute consumption increased during the periods due to increased floor area and increased occupancy at our hotels, as described above.

Social Impact

With a presence in 126 countries and territories, we use our global scale to be an engine of opportunity by focusing on creating learning and career growth opportunities, positively impacting our communities and promoting responsible, inclusive conduct across our value chain operations.

Our social impact 2030 Goals include: (i) providing 5 million learning and career growth opportunities for our employees and our communities with a focus on underrepresented groups; (ii) impacting 20 million community members through local support, disaster relief and economic opportunities; and (iii) promoting responsible, inclusive conduct across 100 percent of our value chain operations.

Through the Hilton Global Foundation, we partner with the International Youth Foundation by providing our Passport to Success Concierge program, an online course that is free to youth around the globe who are interested in building the core skills for a career in travel and tourism. Since its launch in 2021, over 57,000 youth and Hilton employees have accessed the program through 2023. Further, we partner with organizations around the globe supporting hospitality career development. The Hilton

UK Foundation made its inaugural grants in 2023 to organizations that create learning and career growth opportunities for individuals with learning disabilities, previously incarcerated individuals and underserved youth.

Hilton also remains committed to combating human trafficking, and we require all hotel-based employees to complete an annual training on identifying signs of trafficking. We partner with organizations such as It's a Penalty and PACT (formerly ECPAT), to help prevent trafficking through the Sustainable Hospitality Alliance, World Travel and Tourism Council, American Hotel & Lodging Association ("AHLA") and United Kingdom ("U.K.") Stop Slavery Hotel Industry Network. The Hilton Global Foundation has committed to support the AHLA Foundation's No Room for Trafficking ("NRFT") Survivor Fund, which aims to equip community-based organizations to engage and support trafficking survivors.

During 2023, Hilton and the Hilton Global Foundation supported our hotel teams and surrounding communities through disasters and crises, including the Türkiye and Morocco earthquakes, Canada and Maui Wildfires and the Middle Eastern humanitarian crisis. This included donating to organizations at the frontlines of the crises, supporting the delivery of meals, medical care and other basic needs, as well as support for the families of impacted employees through Hilton's third-party operated Team Member Assistance Fund ("TMAF"). Hilton's TMAF also supports employees experiencing undue financial hardship due to unexpected personal circumstances and larger crisis situations. Hilton employees, as well as individuals working at managed and franchised hotels who are not employed by Hilton, can apply for financial assistance when impacted by disaster and extreme hardship. In 2023, the TMAF provided assistance grants to over 3,400 individuals.

During 2023, our employees around the world reported approximately 377,000 volunteer hours in their local communities, including during our Travel with Purpose Week, an annual week of volunteering.

In addition to collaboration across our industry and within the business community, we are focused on achieving change by leveraging the scale of our supply chain. To that end, our Supplier Diversity Program engages women-, minority-, veteran-, disabled- and LGTBQ+ owned businesses in sourcing opportunities across the Hilton organization.

Human Capital Management

As of December 31, 2023, we employed or managed approximately 178,000 individuals at our owned, leased and managed hotels and corporate offices. There were approximately 288,000 additional individuals employed by third-party owners working at our franchised properties.

Our human capital management strategy focuses on attracting, developing and retaining the best talent in the industry, and our executive committee reviews talent strategy and succession plans on a quarterly basis to assess current and future talent needs. We want to build a strong employee-centered culture that creates connectivity, camaraderie and trust among all employees, which then supports our employees to deliver positive experiences to guests at our hotels. Hilton's commitment to building strong culture through an unwavering focus on creating a workplace that is inclusive, offers strong growth opportunities and is driven by purpose was recognized by Fortune magazine and Great Place to Work and earned Hilton the top spot as their 2023 #1 World's Best Workplace.

While our hiring levels in 2023 were higher than they were before the onset of the COVID-19 pandemic and recruiting volume is normalizing in regions where the labor market has recovered from the pandemic, recruiting challenges continue in select regions and for select roles. We continue to review our compensation policies to maintain competitiveness and invest in employee benefits programs and enhance our recruiting strategies to tap into new pools of talent.

Thrive at Hilton

Our benefits and programs include paid time off, parental leave, adoption assistance, subsidized health insurance, education assistance and flexible work arrangements and Go Hilton travel programs, which make discounted rooms available to hotel and corporate employees, as well as their families and friends.

Our medical and mental health care programs include a global platform focused on caregiving that provides resources for employee self-care, as well as enabling employees to care for others, including sick, disabled or elderly family members, children and pets; a concierge service supporting eligible employees with logistical and administrative tasks related to caregiving; education, training and resources on substance use disorders to eligible employees; an Employee Assistance Program; and parental and bereavement leave and education resources for expecting and new parents.

We regularly survey our employees to monitor levels of engagement, trust, and management effectiveness, among other targeted topics, and use their feedback to inspire program enhancements and new offerings. We strive to maximize employee retention and minimize attrition with these and other measures. Approximately 32 percent of our U.S. employees have been with Hilton for at least 10 years.

Inclusive Culture

We are committed to an equitable and inclusive workforce that embraces all ages, gender, sexual orientation, nationalities, ethnicities, disabilities, military and veteran status, cultures and viewpoints. Our leaders are committed to our diversity and inclusion efforts, and we hold them accountable through our organizational objectives that measure their performance against our commitments.

As of December 31, 2023, the global workforce that we employ or manage was approximately 43 percent women. Globally, corporate leadership was approximately 42 percent women and hotel leadership was approximately 24 percent women. As of December 31, 2023, in the U.S., our workforce was approximately 72 percent ethnically diverse, with U.S. corporate leadership being approximately 20 percent ethnically diverse and U.S. hotel leadership being approximately 29 percent ethnically diverse. As of December 31, 2023, our board of directors, excluding management directors, was 50 percent women and 25 percent ethnically diverse.

As part of our commitment to an inclusive environment, we offer Team Member Resource Groups to provide support and offer networking and development opportunities, Pathway Programs to help foster economic mobility for historically underrepresented talent and support diversity efforts across our organization and annual trainings on unconscious bias, inclusive culture, preventing human trafficking and anti-harassment.

Compensation and Benefits

Hilton offers competitive pay and benefits to its employees, including a variety of compensation programs and comprehensive benefit programs. We regularly review gender and diversity pay parity among our employees as part of our ongoing talent processes. Through our employee stock purchase plan, eligible employees can purchase Hilton stock through after-tax payroll deductions at a 15 percent discount from the market stock price.

As of December 31, 2023, approximately 30 percent of people employed or managed by us globally and approximately 40 percent of people working in the U.S. were covered by various collective bargaining agreements that generally address pay rates, working hours, other terms and conditions of employment, certain employee benefits and orderly settlement of labor disputes.

Development and Training

Our career development approach emphasizes customized experiences so that employees can follow a training and career path best suited to their goals including a wide array of general business, industry or function-specific technical skills and leadership development courses and programs.

Our GM Academy curriculum is centered on nine core General Manager ("GM") business capabilities, some of which include leadership and people management, asset management, customer engagement and commercial performance. Additionally, Hilton's Signature Leadership Development programs focus on building effective leaders across the enterprise to grow our leadership bench strength. These programs provide opportunities for participants to develop key competencies, network with and learn from senior leaders and enhance business acumen.

Governance, Ethics and Regulatory Compliance

As a core underpinning of our entire organization, our ethics and compliance program is overseen by our board of directors, which expects all Hilton employees to conduct themselves at the highest standards with respect to all ethics and compliance matters. Our Code of Conduct establishes a set of global business principles, with our compliance organization, training, risk management and monitoring activities tailored to address unique risks by geography, business line, function and level. Our Code of Conduct is supported by robust compliance policies addressing risk areas such as corruption, trade sanctions, insider trading, privacy, confidential information, antitrust and escalation of concerns. Our legal and compliance training program, which is an annual requirement for all of our employees, conveys consistent compliance standards across the organization in formats designed to target different knowledge levels, learning styles and functional needs. Our annual training

calendar includes mandatory training and supplemental training that is supported by company-wide awareness campaigns highlighting Hilton-specific risks and scenarios.

In governing the physical safety of our properties and teams, to help ensure the safety and security of our employees and guests, we constantly monitor threats and incidents around the world through online tools and external networks and partnerships; support our properties globally with crisis alert communications, crisis plans and area crisis teams; provide employees with safety and security training resources; and conduct safety and security audits annually using a risk-based approach.

Our legal compliance team administers a third-party risk management program so that we understand the qualifications, reputation and associations of third parties with whom we transact, particularly third parties who interface with government officials and third parties who act in Hilton's name, such as owners of our hotels. The third-party risk management program includes due diligence, education materials for third parties, ongoing monitoring of relationships and appropriate contract audit and termination rights. Our legal compliance team also monitors a comprehensive and confidential reporting tool to assist management and employees in addressing fraud, abuse and other misconduct in the workplace. The Audit Committee of our board of directors receives regular updates from our legal compliance team on third-party risk and information from our confidential reporting tool.

Competition

We encounter active and robust competition as a hotel and resort manager, franchisor, owner and lessee. Competition in the hospitality industry is based on several criteria, generally including: the attractiveness of the facility; location; level of service; quality of accommodations; amenities; food and beverage options and outlets; public and meeting spaces and other guest services; consistency of service; room rate; brand reputation; and the ability to earn and redeem loyalty program points through a global system. Our properties and brands compete with other hotels, resorts, motels, inns and other accommodation rental services in their respective geographic markets or customer segments, including facilities owned by local interests, individuals, national and international chains, institutions, investment and pension funds and real estate investment trusts ("REITs"). We believe that our capabilities as a multi-branded manager, franchisor, owner and lessee of hotels with an associated global, system-wide guest loyalty program and commercial platform helps us continue to maintain our position as one of the largest and most geographically diverse hospitality companies in the world.

Our principal competitors include other branded and independent hotel operating companies, national and international hotel brands and ownership companies. While local and independent brand competitors vary, on a global scale, our primary competitors are Accor S.A., Choice Hotels International, Hongkong and Shanghai Hotels, Hyatt Hotels Corporation, Intercontinental Hotel Group, Marriott International, Radisson Hotel Group and Wyndham Hotels & Resorts.

Seasonality

The hospitality industry is seasonal in nature. The periods during which our properties experience higher or lower levels of demand vary from property to property, depending principally upon their location, type of property and competitive mix within the specific location. Based on historical results, we generally expect our revenues to be lower in the first quarter of each year than in each of the three subsequent quarters.

Cyclicality

The hospitality industry is cyclical, and demand generally follows, on a lagged basis, key macroeconomic indicators. There is a history of increases and decreases in the development and supply of and demand for hotel rooms, occupancy levels and room rates realized by hotel owners through economic cycles. The combination of changes in economic conditions and in the supply of hotel rooms can result in significant volatility in results for owners and managers of hotel properties. The costs of running a hotel, including personnel costs, rent, property taxes, insurance and utilities, tend to be more fixed than variable. As a result of such fixed costs, in a negative economic environment, the rate of decline in earnings can be higher than the rate of decline in revenues.

Intellectual Property

In the highly competitive hospitality industry in which we operate, trademarks, service marks, trade names, logos and patents are very important to the success of our business. We have a significant number of trademarks, service marks, trade names, logos, patents and pending registrations and expend significant resources each year on surveillance, registration and

protection of our IP, which we believe has become synonymous in the hospitality industry with a reputation for excellence in service and authentic hospitality.

Government Regulation

Our business is subject to various foreign and U.S. federal and state laws and regulations, including laws and regulations that govern the offer and sale of franchises, many of which impose substantive requirements on franchise contracts and require that certain materials be registered before franchises can be offered or sold in a particular jurisdiction.

In addition, a number of states regulate the activities of hospitality properties and restaurants, including safety and health standards, as well as the sale of liquor at such properties, by requiring licensing, registration, disclosure statements and compliance with specific standards of conduct. Operators of hospitality properties also are subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Our franchisees are responsible for their own compliance with laws, including with respect to their employees, minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of our properties and could otherwise adversely affect our operations.

We also manage hotels with casino gaming operations as part of or adjacent to the hotels. However, with the exception of casinos at certain properties in Puerto Rico and Egypt, third parties manage and operate the casinos. We hold and maintain the casino gaming license and manage the casinos located in Puerto Rico and Egypt and employ third-party compliance consultants and service providers. As a result, our business operations at these facilities are subject to the licensing and regulatory control of the local regulatory agency responsible for gaming licenses and operations in those jurisdictions.

For additional information on government regulation, including environmental regulations and requirements, refer to "Part I—Item 1A. Risk Factors."

Insurance

U.S. managed hotels and foreign managed and franchised hotels are permitted to participate in certain of our insurance programs by mutual agreement with the hotel owners; however, if they do not participate in our insurance programs, the hotel owners must purchase insurance programs consistent with our requirements. Generally, U.S. franchised hotels are not permitted to participate in our insurance programs, but rather the hotel owners must purchase insurance programs consistent with our requirements. In addition, our management and franchise contracts typically include provisions requiring the hotel owner to indemnify us against losses arising from the design, development and operation of such hotel.

Most of our insurance policies are written with self-insured retentions or deductibles that are common in the insurance market for similar risks, and we believe such risks are prudent for us to assume. Our third-party insurance policies provide coverage for claim amounts that exceed our self-insurance retentions or deductible obligations. We maintain insurance coverage for general liability, property, business interruption, terrorism and other risks with respect to our business for all of our owned and leased hotels, and we maintain workers' compensation or equivalent coverage for all of our employees. We also are self-insured for health coverages for some of our U.S. and Puerto Rico employees, which include those working at our corporate operations and managed hotels, with third-party insurance protection for costs over specified thresholds.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's website at www.sec.gov. Our SEC filings are also available free of charge on our website at ir.hilton.com as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website and the information contained on or connected to that site are not incorporated into this Annual Report on Form 10-K.

Item 1A.   **Risk Factors**

In addition to the other information in this Annual Report on Form 10-K, the following risk factors should be considered carefully in evaluating our company and our business.

Risks Related to Our Industry

We are subject to the business, financial and operating risks inherent to the hospitality industry, any of which could reduce our revenues and limit opportunities for growth.

Our business is subject to a number of business, financial and operating risks inherent to the hospitality industry, including:

- significant competition from multiple hospitality providers in all parts of the world;
- changes in the supply and demand for hotel services, including rooms, food and beverage and other products and services;
- the financial condition of and relationships with third-party property owners, developers and joint venture partners, including the risk that owners may terminate or fail to comply with our management, franchise or joint venture contracts;
- decreases in the frequency of business travel that may result from alternatives to in-person meetings, including virtual meetings hosted online or over private teleconferencing networks;
- decreases in the availability and/or increases in the cost of capital necessary for us and third-party hotel owners to fund investments, capital expenditures and service debt obligations;
- increases in operating costs, including employee compensation and benefits, energy, insurance, food and beverage and other supplies;
- significant increases in cost for health care coverage for employees and potential government regulation with respect to health care coverage;
- increases in costs due to inflation or other factors that may not be fully offset by increases in revenues in our business, as well as increases in overall consumer prices, including the prices of our offerings, due to inflation, which could weaken consumer demand for travel and the other products we offer and adversely affect our revenues;
- changes in taxes and governmental regulations that influence or set wages, prices, interest rates or construction and maintenance procedures and costs;
- the costs and administrative burdens associated with complying with applicable laws and regulations;
- the costs or desirability of complying with local practices and customs;
- shortages of labor or labor disruptions;
- the ability of third-party internet and other travel intermediaries who sell our hotel rooms to guests to attract and retain customers;
- the quality of services provided by franchisees, as well as their ability to comply with relevant regulations and contractual requirements relating to a variety of issues including environment, human rights and labor;
- delays in or cancellations of planned or future development or refurbishment projects at hotels in our system;
- cyclical over-building in the hospitality industry;
- changes in desirability of geographic regions of the hotels in our business, geographic concentration of our operations and customers and shortages of desirable locations for development; and
- the costs required for environmental initiatives, including those resulting from regulatory changes or stakeholder or customer expectations.

Any of these factors could (i) increase our costs or (ii) limit or reduce the prices we are able to charge (a) third-party hotel owners for providing management and franchise services or (b) hotel customers for hospitality products and services, or (iii) otherwise affect our ability to maintain existing properties or develop new properties. As a result, any of these factors can reduce our revenues and limit opportunities for growth.

Macroeconomic conditions, public health concerns, geopolitical activity and other factors beyond our control can adversely affect and reduce demand for our products and services.

Macroeconomic conditions, geopolitical activity, public health concerns and other factors beyond our control can reduce demand for hospitality products and services, including demand for rooms at our hotels. These factors include, but are not limited to:

- changes in general economic conditions, including inflation, elevated interest rates, supply chain disruptions, low consumer confidence, increases in unemployment levels and depressed real estate prices resulting from the severity and duration of any downturn in the U.S. or global economy and financial markets;
- conditions that negatively shape public perception of travel or result in temporary closures or other disruption at our hotel properties, including travel-related accidents, outbreaks of pandemic or contagious diseases, such as COVID-19, Ebola, Zika, avian flu, severe acute respiratory syndrome (SARS), H1N1 (swine flu) and Middle East Respiratory Syndrome (MERS);
- geopolitical activity, political and social unrest and governmental action and uncertainty resulting from U.S. and global political and social trends and policies, including potential barriers to travel, trade and immigration;
- wars, such as Russia's invasion of Ukraine and the 2023 escalation of conflict in the Middle East, political instability or civil unrest, terrorist activities or threats and resulting heightened travel security measures, any of which may foreclose travel to certain locales or decrease the appeal of travel among the general population;
- the impact of U.S. Federal government shutdowns and other similar governmental budgetary impasses or reductions;
- decreased corporate or government travel-related budgets and spending, as well as cancellations, deferrals or renegotiations of group business, such as industry conventions;
- statements, actions or interventions by governmental officials related to travel and corporate travel-related activities and the resulting negative public perception of such travel and activities;
- the financial and general business condition of the airline, automotive and other transportation-related industries and its effect on travel, including decreased airline capacity and routes and increased travel costs;
- perceived negative impacts of tourism on local cultures, human rights and the environment;
- cyber-attacks;
- the impact of climate change or availability of natural resources;
- natural, climate-related or man-made disasters and extreme weather conditions, including earthquakes, tsunamis, tornadoes, hurricanes, typhoons, floods, wildfires, volcanic eruptions, oil spills and nuclear incidents;
- labor shortages, which could restrict our ability to efficiently operate or grow our business and/or increase our costs;
- organized labor activities, which could cause a diversion of business from hotels involved in labor negotiations and loss of business for our hotels generally as a result of certain labor tactics; and
- other changes in the overall demand for what we offer, including the desirability of particular locations or travel patterns of customers.

Any one or more of these factors could limit or reduce overall demand for our products and services or could negatively affect our revenue sources, which could adversely affect our business, financial condition and results of operations.

Contraction in the global economy or low levels of economic growth could adversely affect our revenues and profitability, as well as limit or slow our future growth.

Consumer demand for our services is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Decreased global or regional demand for hospitality products and services can be especially pronounced during periods of economic contraction or low levels of economic growth, and the recovery period in our industry may lag overall economic improvement. Declines in demand for our products and services due to general economic conditions could negatively affect our business by limiting the amount of fee revenues we are able to generate from our managed and franchised properties and decreasing the revenues and profitability of our owned and leased properties. In addition, many of the expenses associated with our services, including personnel costs, interest, rent, property taxes, insurance and utilities, are relatively fixed. During a period of overall economic weakness, if we are unable to meaningfully decrease these costs as demand for our services decreases, our business operations, financial performance, results and prospects for future growth may be adversely affected.

The COVID-19 pandemic negatively affected our business, financial condition and results of operations and COVID-19 or other outbreaks of contagious diseases or other adverse public health developments may negatively affect future results.

The COVID-19 pandemic significantly affected the global economy and strained the hospitality industry due to travel restrictions and advisories, stay-at-home directives, limitations on public gatherings and modified work arrangements, all of which resulted in cancellations and reduced travel around the world, as well as complete and partial suspensions of certain hotel operations. COVID-19 or outbreaks of other contagious diseases or other adverse public health developments could negatively affect future results. As an example, the impact of COVID-19 and the related restrictions in China during 2022 limited demand in that market. The long-term effects of the pandemic on our business and the travel industry at large remain uncertain. The uncertain future impact of COVID-19 or other contagious diseases, including their effect on the ability or desire of people to travel and use our hotel properties for lodging, food and beverage and other services, may negatively affect our results, operations, outlook, plans, growth, cash flows and liquidity.

The steps we took in 2020 in response to the pandemic to reduce operating costs for us and our owners, including temporarily reducing compensation, reducing our workforce and furloughing a substantial number of our employees, negatively affected our ability to attract and retain employees. Some hotels faced challenges recruiting to full staffing levels, which in some cases negatively affected guest experience and loyalty and, in turn, certain hotel results. We could still experience long-term impacts on our operating costs as a result of attempts to counteract future outbreaks of COVID-19 or other viruses through, for example, costs incurred to provide necessary enhanced health and hygiene requirements or other such measures in one or more regions.

The COVID-19 pandemic also had a negative impact on our partners, including third-party owners of our properties, third-party service providers, travel agencies, suppliers and other vendors. In particular, third-party owners of our hotels experienced financing difficulties and significant declines in revenues during the pandemic, thereby making it more difficult for them to maintain their hotels and service their indebtedness.

Risks Related to Operating Our Business

Because we operate in a highly competitive industry, our revenues or profits could be harmed if we are unable to compete effectively.

The segments of the hospitality industry in which we operate are subject to intense competition. Our principal competitors are other operators of luxury, full-service and focused-service hotels, including other major hospitality chains with well-established and recognized brands. We also compete against smaller hotel chains, independent and local hotel owners and operators, home and apartment sharing services and timeshare operators. If we are unable to compete successfully, our revenues or profits may decline.

Competition for hotel guests

We face competition for individual guests, group reservations and conference business at our hotels. We compete for these customers based primarily on brand name recognition and reputation, as well as location, rates for hotel rooms, food and beverage and other services, property size and availability of guest rooms and conference and meeting space, quality of the accommodations and technology provided, previous customer experience and satisfaction, amenities and the ability to earn and redeem loyalty program points. Our competitors may have greater commercial, financial and marketing resources and more efficient technology platforms, which could allow them to improve their properties and expand and improve their marketing efforts in ways that could affect our ability to compete for guests effectively, or they could offer a type of lodging product that customers find attractive but that we do not offer.

Competition for management and franchise contracts

We compete to enter into management and franchise contracts. Our ability to compete effectively is based primarily on the value and quality of our management services, brand name recognition and reputation, our access to and willingness to invest capital or provide other incentives or inducements, availability of suitable properties to maintain brand variety across geographic areas, the overall economic terms of our contracts and the economic advantages to the third-party hotel owner of retaining our management services and/or using our brands. If the properties that we manage or franchise perform less successfully than those of our competitors, if we are unable to offer terms as favorable as those offered by our competitors or if the availability of suitable properties is limited, we may not be able to compete effectively for new management or franchise contracts.

Any deterioration in the quality or reputation of our brands could have an adverse effect on our reputation, business, financial condition or results of operations.

Our brands are among our most important assets. Our ability to attract and retain guests depends, in part, on the public recognition of our brands and their associated reputation. In addition, the success of our hotel owners' businesses and the amount of payments to us for the assets and services we provide them may depend on the strength and reputation of our brands. If our brands become obsolete or consumers view them as unfashionable, unsustainable or lacking in consistency and quality, we may be unable to attract guests to our hotels and may further be unable to attract or retain our hotel owners to use our management and franchise services.

Changes in ownership or management practices, perceptions of our ESG practices, perception of guest or employee health or safety, the occurrence of accidents or injuries, cyber-attacks, security breaches, natural disasters, crime, failure of suppliers, franchisees or business partners to comply with relevant regulations and contractual requirements relating to a variety of issues including environmental, human rights and labor, individual guest, owner or employee notoriety or similar events at our hotels and resorts can harm our reputation, create adverse publicity and cause a loss of consumer confidence in our business. Because of the global nature of our brands and the broad expanse of our business and hotel locations, events occurring in one location could negatively affect the reputation and operations of otherwise successful individual locations. In addition, the expansion of social media has compounded the potential scope of negative publicity by increasing the speed and expanse of information dissemination. Many social media platforms publish content immediately and without filtering or verifying the accuracy of that content. A negative incident or the perception of occurrence of a negative incident at one hotel could have far-reaching effects, including lost sales, customer boycotts, loss of development opportunities and employee difficulties. Such incidents have in the past and could in the future subject us to legal actions, including litigation, governmental investigations or penalties, along with the resulting additional adverse publicity. A perceived decline in the quality of our brands or damage to our reputation could adversely affect our business, financial condition and results of operations.

Our business is subject to risks related to doing business with third-party property owners that could adversely affect our reputation, operational results or prospects for growth.

Unless we maintain good relationships with third-party hotel owners and renew or enter into new management and franchise contracts, we may be unable to maintain or expand our presence and our business, financial condition and results of operations may suffer.

Our business depends on our ability to: (i) establish and maintain long-term, positive relationships with third-party hotel owners; and (ii) enter into new, and renew, management and franchise contracts. Although our management and franchise contracts are typically long-term arrangements, hotel owners may be able to terminate the contracts under certain circumstances, including the failure to meet specified financial or performance criteria. Our ability to meet these financial and performance criteria is subject to, among other things, risks common to the overall hospitality industry, including factors outside of our control. In addition, negative pricing trends in the industry for management and franchise and related fees more broadly could adversely affect our ability to negotiate with hotel owners. If we fail to maintain and renew existing management and franchise contracts or enter into new contracts on favorable terms, we may be unable to expand our presence and our business, and our financial condition and results of operations may suffer.

Our business is subject to real estate investment risks for third-party hotel owners that could adversely affect our operational results and our prospects for growth.

Growth of our business is affected, and may potentially be limited, by factors influencing real estate development generally, including site availability, financing availability and cost, planning, zoning and other local approvals. In addition, market factors such as projected room occupancy, changes in growth in demand for customers compared to projected supply, geographic area restrictions in management and franchise contracts, costs and availability of construction labor and materials and anticipated room rate structure, if not managed effectively by our third-party hotel owners could adversely affect the growth of our management and franchise business.

If our third-party hotel owners are unable to repay or refinance loans secured by properties, or to obtain financing adequate to fund current operations or growth plans, our revenues, profits and capital resources could be reduced and our business could be harmed.

Many of our third-party hotel owners pledge their properties as collateral for loans entered into at the time of development, purchase or refinancing. If our third-party hotel owners are unable to repay or refinance maturing indebtedness on favorable

terms or at all, which could be more difficult in the current interest rate environment, their lenders could declare a default, accelerate the related debt and repossess the property and we could also be required to make cash payments for any debt that we guarantee or letters of credit that we have extended. While we maintain certain contractual protections, repossession could result in the termination of our management or franchise contract or eliminate revenues and cash flows from the property. In addition, the owners of managed and franchised hotels depend on financing to develop or buy and improve hotels and, in some cases, fund operations during down cycles. Our hotel owners' inability to obtain adequate funding or to do so at interest rates that they are willing to accept could materially adversely affect the operation, maintenance and improvement plans of existing hotels, result in the delay or stoppage of the development of our existing development pipeline and limit additional development to further expand our hotel portfolio.

Hotel owners with financial difficulties have been and may continue to be unable or unwilling to pay us amounts that we are entitled to under our existing contracts on a timely basis or at all. Likewise, if we or our hotel owners or franchisees are unable to access capital to make physical improvements to our hotels, the quality of our hotels may suffer, which may negatively impact our reputation and guest loyalty, and our performance may suffer as a result.

If our third-party property owners fail to make investments necessary to maintain or improve their properties, guest preference for Hilton brands, Hilton's reputation and performance results could suffer.

Substantially all of our management and franchise contracts, as well as our license agreement with HGV, require third-party property owners to comply with quality and reputation standards of our brands, which include requirements related to the physical condition, use of technology, safety standards and appearance of the properties, as well as the service levels provided by hotel employees. These standards may evolve with customer preference, or we may introduce new requirements over time. If our property owners fail to make investments necessary to maintain or improve the properties and related operations in accordance with our standards, or based on customer demand more broadly, guest preference for our brands could diminish. In addition, if third-party property owners fail to observe standards or meet their contractual requirements, we may elect to exercise our termination rights, which would eliminate revenues from these properties and cause us to incur expenses related to terminating these contracts. We may be unable to find suitable or offsetting replacements for any individually terminated hotels or broader third-party owner relationships.

Contractual and other disagreements with third-party property owners could make us liable to them or result in litigation costs or other expenses or termination of existing management or franchise contracts.

Our management and franchise contracts require us and our hotel owners to comply with operational and performance conditions that are subject to interpretation and could result in disagreements. Any dispute with a property owner could increase our costs even if the outcome is ultimately in our favor. We cannot predict the outcome of any arbitration or litigation, the effect of any negative judgment against us or the amount of any settlement that we may enter into with any third party. Furthermore, specific to our industry, some courts have applied principles of agency law and related fiduciary standards to managers of third-party hotel properties, which means that property owners may assert the right to terminate contracts even where the contracts do not expressly provide for termination. Our fees from any property permitted to be terminated would be eliminated, and accordingly, may negatively affect our results of operations.

Some of our existing development pipeline may not be developed into new hotels, which could materially adversely affect our growth prospects.

As of December 31, 2023, we had 3,274 hotels in our development pipeline, which we define as hotels under construction or approved for development under one of our brands. The commitments of owners and developers with whom we have contracts are subject to conditions, and the eventual development and construction of our development pipeline, in particular for hotels not currently under construction, is subject to risks, including, in certain cases, the owner's or developer's ability to obtain adequate financing and governmental or regulatory approvals. Unfavorable economic conditions also could affect our ability to enter into management and franchise contracts with potential third-party owners of our hotels, who may be unable to obtain financing or face other delays or cost pressures in developing hotel projects. As a result, some properties in our development pipeline have entered our system later than we anticipated, new hotels have entered our pipeline at a slower rate than in the past and some hotels under development never enter our system at all, thereby negatively affecting our overall growth.

New hotel brands or non-hotel branded concepts that we launch in the future may not be as successful as we anticipate, which could have a material adverse effect on our business, financial condition or results of operations.

We have launched and may continue to launch new hotel products, brands and/or concepts or execute brand expansions into new markets, including international markets. These products may not be accepted by hotel owners, franchisees or customers and we cannot guarantee the level of acceptance any new brand will have in the development and consumer marketplaces. If new branded hotel products, non-hotel branded concepts or brand expansions are not as successful as we anticipate, we may not recover the costs we incurred in their development or expansion, which could have a material adverse effect on our business, financial condition and results of operations.

The risks resulting from investments in owned and leased real estate could increase our costs, reduce our profits and limit our ability to respond to market conditions.

Our investments in owned and leased real property (including through joint ventures) subject us to various risks that may not be applicable to managed or franchised properties, including:

- governmental regulations relating to real estate ownership or operations, including tax, environmental, zoning and eminent domain laws;
- fluctuations or loss in value of real estate or potential impairments in the value of our assets due to changes in market conditions and expectations of future hotels revenues and costs of operations in the area in which real estate or assets are located;
- increased potential civil liability for accidents or other occurrences on owned or leased properties;
- the ongoing need for capital improvements and expenditures funded by us to maintain or upgrade properties, some of which were constructed many years ago, and contractual requirements to deliver properties back to landlords in a particular state of repair and condition at the end of a lease term;
- construction delays, lack of availability of required construction materials or cost overruns (including labor and materials) related to necessary capital improvements of owned and leased properties;
- periodic total or partial closures due to renovations and facility improvements;
- risks associated with any mortgage debt, including the possibility of default, fluctuating interest rate levels, particularly in the current interest rate environment, and uncertainties in the availability of replacement financing;
- the inability to rebuild a property that has been damaged or destroyed by casualty, including a climate-related weather event, as a result of governmental regulations or other restrictions;
- the inability to renew our leases on favorable terms or at all;
- our limited ability to influence the decisions and operations of joint ventures in which we have a minority interest;
- force majeure events, including earthquakes, tornadoes, hurricanes, wildfires, floods, tsunamis, climate-related weather events, outbreaks of pandemic or contagious diseases or acts of terrorism;
- contingent liabilities that exist after we have exited a property;
- costs linked to the employment and management of staff to run and operate an owned or leased property;
- increased operating costs including energy, insurance, food and beverage, supplies and other operating costs; and
- the relative illiquidity of real estate compared to some other assets.

The negative effect on profitability and cash flow from declines in revenues is more pronounced in owned and leased properties because we, as the owner or lessee, bear the risk of the costs required to own and operate a hotel. Further, during times of economic distress, declining demand and declining earnings often result in declining asset values, and we or our joint ventures may not be able to sell properties or exit leasing arrangements on favorable terms or at all. Accordingly, we may not be able to adjust our owned and leased property portfolio promptly in response to changes in economic or other conditions.

Failures in, material damage to or interruptions in our information technology systems, software or websites, including as a result of cyber-attacks on our systems or systems operated by third parties that provide operational and technical services to us, costs associated with protecting the integrity and security of personal data and other sensitive information and difficulties in updating our existing software or developing or implementing new software could have a material adverse effect on our business or results of operations.

We depend heavily upon our information technology systems in the conduct of our business. We develop, own and license or otherwise contract for sophisticated technology systems and services for property management, procurement, finance, human resources, reservations, distribution and the operation of the Hilton Honors guest loyalty program. Such systems are subject to, among other things, damage or interruption from power outages, computer and telecommunications failures, computer viruses, third-party criminal activity including "ransomware" or other malware and natural and man-made disasters. Although we have a

cold disaster recovery site in a separate location and cloud backup processes to back up our core reservation, property management, distribution and financial systems, certain of our data center operations are currently located in a single facility or with a single cloud-based provider. Although we continue to renovate and migrate portions of our operations to cloud-based providers while simultaneously building and operating new applications and services with those cloud-based providers, any loss or damage to our primary physical or cloud-based facilities could result in operational disruption and data loss as we transfer production operations to our disaster recovery site or cloud providers. Damage or interruption to our information systems may require a significant investment to update, remediate or replace with alternate systems, and we may suffer interruptions in our operations as a result. In addition, costs and potential problems or interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our systems, including those that may result from our failure to adequately develop, implement and maintain a robust disaster recovery plan and backup systems could severely affect our ability to conduct normal business operations and, as a result, have a material adverse effect on our business operations and financial performance.

We rely on third parties for the performance of a significant portion of our information technology functions worldwide. In particular, our loyalty platform, property management, reservation and distribution systems rely on data communications networks and systems operated by unaffiliated third parties and cloud providers. The success of our business depends in part on maintaining our relationships with these third parties and their continuing ability to perform these functions and services in a timely and satisfactory manner. If we experience a loss or disruption in the provision of any of these functions or services, or they are not performed in a satisfactory manner, we may have difficulty in finding alternate providers on terms favorable to us, in a timely manner or at all, and our business could be adversely affected.

We rely on certain vendors for traditional software and cloud/software-as-a-service operations to maintain and periodically upgrade many of these systems and applications so that they can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. The inability of these developers or us to continue to maintain and upgrade these information systems and software programs would disrupt or reduce the efficiency of our operations if we were unable to convert to alternate systems in an efficient and timely manner.

We are vulnerable to various risks and uncertainties associated with our websites and mobile applications, including changes in required technology interfaces, website and mobile application downtime and other technical failures, unexpected costs and changes and issues as we upgrade our website software and mobile applications. Additional risks include computer malware, changes in applicable federal, state and international regulations, security breaches, legal claims related to our website operations, e-commerce fulfillment and other consumer privacy concerns. Our failure to successfully respond to these risks and uncertainties could reduce website and mobile application sales and have a material adverse effect on our business or results of operations.

Cyber-attacks could have a disruptive effect on our business.

From time to time we and our third-party service providers experience cyber-attacks, attempted and actual breaches of our or their information technology systems and networks or similar events, which could result in a loss of sensitive business or customer information, systems interruption or the disruption of our operations. The techniques that are used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and may be difficult to detect for long periods of time, and despite our deployment of cyber-attack prevention and detection techniques, we are accordingly unable to anticipate and prevent all data security incidents. We have in the past been subject to cyber-attacks and expect that we will be subject to additional cyber-attacks in the future and may experience data breaches.

Even if we are fully compliant with legal standards and contractual or other requirements, we still may not be able to prevent security breaches involving sensitive data. The sophistication of efforts by hackers to gain unauthorized access to information systems has continued to increase in recent years and may continue to do so at an accelerating pace as criminals leverage generative artificial intelligence-based technologies and services. Breaches, thefts, losses or fraudulent uses of customer, employee or company data could cause consumers to lose confidence in the security of our websites, mobile applications, point of sale systems and other information technology systems and, as a result of this loss in confidence, choose not to purchase from us. Such security breaches also could expose us to risks of data loss, business disruption, litigation, fines, regulatory charges and other costs or liabilities, any of which could adversely affect our business.

We are incorporating artificial intelligence technologies into our processes. These technologies may present business, compliance and reputational risks.

If we fail to keep pace with rapidly evolving technological developments in artificial intelligence, our competitive position and business results may suffer. The introduction of these technologies, particularly generative AI, into new or existing offerings may also result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, copyright infringement, compliance issues, ethical concerns, security risks relating to private and/or confidential information, as well as other factors that could adversely affect our business, reputation, and financial results. In addition, it is possible that artificial intelligence and machine learning-technology could, unbeknownst to us, be improperly utilized by employees while carrying out their responsibilities. The use of artificial intelligence can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could harm our reputation and business and expose us to risks related to inaccuracies or errors in the output of such technologies.

We are exposed to risks and costs associated with protecting the integrity and security of personal data and other sensitive information.

We are subject to various risks and costs associated with the collection, handling, storage and transmission of sensitive information, including costs related to compliance with U.S. and foreign data collection and privacy laws and other contractual obligations, as well as risks associated with the compromise of our systems collecting such information. Many jurisdictions, including the European Union ("E.U."), the U.K., China and certain states within the U.S., have passed laws that require companies to meet specific requirements regarding the handling of personal data. We collect internal and customer data, including credit card numbers and other personally identifiable information for a variety of important business purposes, including managing our workforce, providing requested products and services and maintaining guest preferences to enhance customer service and for marketing and promotion purposes. We could be exposed to fines, penalties, restrictions, litigation, reputational harm or other expenses, or other adverse effects on our business, due to failure to protect personal data and other sensitive information or failure to maintain compliance with the various U.S. and foreign data collection and privacy laws or with credit card industry standards or other applicable data security standards.

In addition, U.S. states and the federal government have enacted additional laws and regulations to protect consumers against identity theft. These laws and similar laws in other jurisdictions have increased the costs of doing business, and failure on our part to implement appropriate safeguards or to detect and provide prompt notice of unauthorized access as required by some of these laws could subject us to potential claims for damages and other remedies. If we were required to pay any significant amounts in satisfaction of claims under these laws, or if we were forced to cease our business operations for any length of time as a result of our inability to comply fully with any such law, our business, operating results and financial condition could be adversely affected.

Failure to keep pace with developments in technology could adversely affect our operations or competitive position.

The hospitality industry demands the use of sophisticated technology and systems for property management, brand assurance and compliance, procurement, reservation systems, operation of our guest loyalty programs, distribution of hotel resources to current and future customers and guest amenities. These technologies may require refinements and upgrades, and third parties may cease support of systems that are currently in use. The development and maintenance of these technologies may require significant investment by us. As various systems and technologies become outdated or new technology is required, we may not be able to replace or introduce them as quickly as needed or in a cost-effective and timely manner. In some cases, hotel owners may refuse to upgrade systems or deploy new technology to replace aging or end-of-life software and/or hardware. As a result, our business operations could be disrupted and our competitive position could decline, adversely affecting our financial performance, or we may not achieve the benefits we may have been anticipating from any new technology or system.

Because third parties provide us with a number of operational and technical services, third-party security incidents could expose us to liability, harm our reputation, damage our competitiveness and adversely affect our financial performance.

Third parties provide us with certain operational and technical services. These third parties may have access to our systems, provide hosting services, or otherwise process data about us or our guests, employees or partners. Any third-party security incident could compromise the integrity or availability of or result in the theft of confidential or otherwise sensitive data, which could negatively impact our operations. Unauthorized access to data and other confidential or proprietary information may be obtained through break-ins, network breaches by unauthorized parties, employee theft or misuse or other misconduct. We rely on the internal processes and controls of third-party software and application vendors to maintain the security of all software

code provided to or used by Hilton. Should those vendors fail to secure their products then we are at risk of unintentionally injecting malware into our systems via compromised software code they provide. The occurrence of any of the foregoing could negatively affect our reputation, our competitive position and our financial performance, and we could face lawsuits and potential liability.

Delays in service from third-party service providers could expose us to liability, harm our reputation, damage our competitiveness and adversely affect our financial performance.

From time to time, we may rely on a single or limited number of suppliers for the provision of various goods or services that we use in the operation of our business. The inability of such third parties to satisfy our or our guests' requirements or provide such goods and services in a safe and secure manner could disrupt our business operations or make it more difficult for us to implement our business strategy. If any of these situations were to occur, our reputation could be harmed, we could be subject to third-party liability, including under data protection and privacy laws in certain jurisdictions, the physical safety of our properties could be impaired and our financial performance could be negatively affected.

We may seek to expand through acquisitions of and investments in other businesses and properties, or through alliances, and we may also seek to divest some of our properties and other assets. These acquisition and disposition activities may be unsuccessful or divert management's attention.

We may consider strategic and complementary acquisitions of and investments in other hotel or hospitality brands, businesses, properties or other assets. Acquisitions or investments in brands, businesses, properties or assets as well as third-party alliances are subject to risks that could affect our business, including risks related to:

- using cash balances and incurring debt;
- issuing shares of stock that could dilute the interests of our existing stockholders;
- assuming contingent liabilities; or
- creating additional expenses.

We may not actually realize any anticipated benefits from such acquisitions, investments or alliances. We may also experience challenges from regulatory authorities in connection with our acquisitions and investments, including from antitrust authorities who are increasingly scrutinizing such transactions, and which may lead to unforeseen expenditures or which may block, delay or impose undesirable conditions on our acquisitions and investments. In addition, the success of any acquisition or investment also will depend, in part, on our ability to integrate the acquisition or investment with our existing operations. We also may divest certain properties or assets, and any such divestments may yield lower than expected returns or otherwise fail to achieve the benefits we expect. In some circumstances, sales of properties or other assets may result in losses. Upon sales of properties or assets, we may become subject to contractual indemnity obligations, incur material tax liabilities or, as a result of required debt repayment, face a shortage of liquidity. Finally, any acquisitions, investments or dispositions could demand significant attention from management that would otherwise be available for business operations, which could harm our business.

Failure to comply with marketing and advertising laws, including with regard to direct marketing, could result in fines or place restrictions on our business.

We rely on a variety of direct marketing techniques, including telemarketing, email and social media marketing and postal mailings, and we are subject to various laws and regulations in the U.S. and internationally that govern marketing and advertising practices. Any further restrictions in laws and court or agency interpretations of such laws, such as the Telephone Consumer Protection Act of 1991, the Telemarketing Sales Rule, the CAN-SPAM Act of 2003, various U.S. state laws, such as the California Privacy Rights Act, international data protection laws, such as the E.U. General Data Protection Regulation ("GDPR"), and laws limiting the cross-border transfer of data that govern these activities or new laws that become effective in the future could adversely affect current or planned marketing activities and cause us to change our marketing strategy. If this occurs, we may not be able to develop adequate alternative marketing strategies, which could affect our ability to maintain relationships with our customers and acquire new customers. We also obtain access to names of potential customers from travel service providers or other companies, and we market to some individuals on these lists directly or through other companies' marketing materials. If access to these lists were prohibited or otherwise restricted, our ability to develop new customers and introduce them to products could be impaired.

The growth of internet reservation channels could adversely affect our business and profitability.

A significant percentage of hotel rooms for individual guests are booked through internet travel intermediaries, to whom we commit to pay various commissions and transaction fees for sales of our rooms through their systems. Search engines and peer-to-peer inventory sources also provide online travel services that compete with our business. If these bookings increase, these hospitality intermediaries may be able to obtain higher commissions or other significant concessions from us or our franchisees. These hospitality intermediaries also may reduce bookings at our hotel properties by de-ranking our hotels in search results on their platforms, and other online providers may divert business away from our hotels. Although our contracts with many hospitality intermediaries limit transaction fees for hotels, there can be no assurance that we will be able to renegotiate these contracts upon their expiration with terms as favorable as the provisions that existed before the expiration, replacement or renegotiation. Moreover, hospitality intermediaries generally employ aggressive marketing strategies, including expending significant resources for online and television advertising campaigns to drive consumers to their websites. As a result, consumers may develop brand loyalties to the intermediaries' brands, websites and reservations systems rather than to the Hilton brands and systems. If this happens, our business and profitability may be significantly affected over time as shifting customer loyalties divert bookings away from our websites, which increases costs to hotels in our system. Internet travel intermediaries also have been subject to regulatory scrutiny, particularly in Europe. The outcome of this regulatory activity may affect our ability to compete for direct bookings through our own internet channels.

In addition, although internet travel intermediaries have traditionally competed to attract individual leisure consumers or transient business rather than group business for meetings and events, in recent years they have expanded their business to include marketing to group business and also to corporate transient business. If that growth continues, it could both divert group and corporate transient business away from our hotels and also increase our cost of sales for group and corporate transient business. Consolidation of internet travel intermediaries, or the entry of major internet companies into the internet travel bookings business, also could divert bookings away from our websites and increase our hotels' cost of sales.

Our reservation system is an important component of our business operations and a disruption to its functioning could have an adverse effect on our performance and results.

We manage a global reservation system that communicates reservations to our branded hotels when made by individuals directly, either online, by telephone to our call centers, through devices via our mobile application, or through intermediaries like travel agents, internet travel websites and other distribution channels. The cost, speed, efficacy and efficiency of the reservation system are important aspects of our business and are important considerations of hotel owners in choosing to affiliate with our brands. Any disruption to the continuity of our reservation system, including any failure to maintain or upgrade such system, may adversely affect our ability to serve customers effectively and support reservations at our hotels.

The cessation, reduction or taxation of program benefits of our Hilton Honors guest loyalty program could adversely affect the Hilton brands and guest loyalty.

We manage the Hilton Honors guest loyalty program for all of the brands that we operate. Program members accumulate points primarily based on eligible stays and hotel charges and redeem the points for a range of benefits including free rooms and other items of value. The program is an important aspect of our business and of the affiliation value for hotel owners under management and franchise contracts. System hotels, including, without limitation, third-party hotels under management and franchise contracts, contribute a percentage of the charges incurred by members of the loyalty program for each stay of a program member. In addition to the accumulation of points for future hotel stays at our brands, Hilton Honors arranges with third parties, such as airlines, other transportation services, online vendors, retailers and credit card companies, to sell Hilton Honors points for the use of their customers and/or to allow Hilton Honors members to use or exchange points for products or services made available to loyalty program members by those third parties. Currently, the program benefits are not taxed as income to members. If the program awards and benefits are materially altered, curtailed or taxed such that a material number of Hilton Honors members choose to no longer participate in the program, our business could be adversely affected.

Because we derive a portion of our revenues from operations outside the U.S., the risks of doing business internationally could lower our revenues, increase our costs, reduce our profits or disrupt our business.

We currently manage, franchise, own or lease hotels and resorts in 126 countries and territories around the world. Our rooms outside the U.S. represented approximately 33 percent, 31 percent and 30 percent of our system-wide rooms for the years ended December 31, 2023, 2022 and 2021, respectively. We expect that our international operations will continue to account for a material portion of our results. As a result, we are subject to the risks of doing business outside the U.S., including:

- rapid changes in governmental, economic or political policy, wars, political or civil unrest, acts of terrorism or the threat of international boycotts or U.S. anti-boycott legislation;
- increases in anti-American sentiment and the identification of our licensed brands as an American brand;
- recessionary trends or economic instability in international markets;
- changes in foreign currency exchange rates or currency restructurings and hyperinflation or deflation in the countries in which we operate;
- the effect of disruptions, including the temporary closure of hotel properties, caused by severe weather or climate-related events, natural disasters (including as a result of climate change), outbreak of disease, such as COVID-19, or other events that make travel to a particular region less attractive or more difficult;
- the presence and acceptance of varying levels of business corruption in international markets and the effect of various anti-corruption and other laws;
- the imposition of restrictions on currency conversion or the transfer of funds or limitations on our ability to repatriate non-U.S. earnings in a tax-efficient manner;
- the ability to comply with or the effect of complying with complex and changing laws, sanctions, regulations and policies of foreign governments that may affect investments or operations, including foreign ownership restrictions, import and export controls, tariffs, embargoes, increases in taxes paid and other changes in applicable tax laws;
- the ability to comply with or the effect of complying with developing laws, regulations and policies of foreign governments with respect to human rights, including in the supply chain;
- instability or changes in a country's or region's economic, regulatory or political conditions, including inflation, recession, interest rate fluctuations and actual or anticipated military or political conflicts or any other change;
- political, economic and other uncertainty resulting from the U.K.'s exit from the E.U. (commonly known as "Brexit"), the terms of which could adversely affect our business;
- uncertainties as to local laws regarding, and enforcement of, contract and IP rights;
- forced nationalization of our properties by local, state or national governments; and
- the difficulties involved in managing an organization doing business in many different countries.

These factors may adversely affect the revenues earned from our hotels and resorts (as well as the market value of properties that we own or lease) located in international markets. While these factors and the effect of these factors are difficult to predict, any one or more of them could lower our revenues, increase our costs, reduce our profits or disrupt our business operations.

Failure to comply with laws and regulations applicable to our international operations may increase costs, reduce profits, limit growth or subject us to broader liability.

Our business operations in countries outside the U.S. are subject to a number of laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act ("FCPA"), as well as trade sanctions administered by the Office of Foreign Assets Control ("OFAC"). Although we have policies in place designed to comply with applicable sanctions, rules and regulations, it is possible that hotels we manage, own or lease in the countries and territories in which we operate may provide services to or receive funds from persons subject to sanctions. Where we have identified potential violations in the past, we have taken appropriate remedial action including filing voluntary disclosures to OFAC. In addition, some of our operations may be subject to the laws and regulations of non-U.S. jurisdictions, including the U.K.'s Bribery Act 2010, which contains significant prohibitions on bribery and other corrupt business activities, and other local anti-corruption laws in the countries and territories in which we conduct operations.

If we fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm and incarceration of employees or restrictions on our operation or ownership of hotels and other properties, including the termination of management, franchising and ownership rights. In addition, in certain circumstances, the actions of parties affiliated with us (including our owners, joint venture partners, employees and agents) may expose us to liability under the FCPA, U.S. sanctions or other laws. These restrictions could increase costs of operations, reduce profits or cause us to forgo development opportunities that would otherwise support growth.

In addition, we are subject to a number of modern slavery, human trafficking and forced labor reporting, training and mandatory due diligence laws in various jurisdictions and expect additional statutory regimes to combat these crimes to be enacted in the future. The impact of these laws, such as the U.K's Modern Slavery Act 2015 and the German Supply Chain Due Diligence Act, and similar legislation on hotel operations could increase costs of operations and reduce our profits.

Collective bargaining activity could disrupt our operations, increase our labor costs or interfere with the ability of our management to focus on executing our business strategies.

A significant number of our employees and employees of our hotel owners are covered by collective bargaining agreements and similar agreements, including approximately 30 percent of people employed or managed by us globally. If relationships with our employees or employees of our hotel owners or the unions that represent them become adverse, the properties we manage, franchise, own or lease have in the past and could in the future experience labor disruptions such as strikes, lockouts, boycotts and public demonstrations. A number of our collective bargaining agreements are in the process of being renegotiated, and, if more employees become unionized, we may be required to negotiate additional collective bargaining agreements in the future. Labor disputes, which may be more likely when collective bargaining agreements are being negotiated, could harm our relationship with our employees or employees of our hotel owners, result in increased regulatory inquiries and enforcement by governmental authorities and deter guests. Further, adverse publicity related to a labor dispute could harm our reputation and reduce customer demand for our services. Labor regulation and the negotiation of new or existing collective bargaining agreements could lead to higher wage and benefit costs, changes in work rules that raise operating expenses, legal costs and limitations on our ability or the ability of our third-party property owners to take cost saving measures during economic downturns. We do not have the ability to influence the negotiations of collective bargaining agreements covering unionized labor employed by third-party property owners. Increased unionization of our workforce, new labor legislation or changes in regulations could disrupt our operations and our ability to promote services expected by customers, reduce our profitability or interfere with the ability of our management to focus on executing our business strategies.

Labor shortages or the loss of key senior management personnel could restrict our ability to operate our properties or grow our business or result in increased labor costs that could adversely affect our results of operations.

Our success depends in large part on our ability to attract, retain, train, manage and engage employees. As of December 31, 2023, we employed or managed approximately 178,000 individuals at our owned, leased and managed hotels and corporate offices around the world. If we are unable to attract, retain, train, manage and engage skilled individuals, our ability to staff and operate the hotels that we manage, own and lease could be diminished, which could reduce customer satisfaction, and our ability to manage our corporate business could be adversely affected. In addition, the inability of our franchisees to attract, retain, train, manage and engage skilled employees for the franchised hotels could adversely affect the reputation of our brands. Staffing shortages in various parts of the world also could hinder our ability to grow and expand our businesses. Because payroll costs are a major component of the operating expenses at our owned, leased and managed hotels, as well as our franchised hotels, a shortage of skilled labor could also require higher wages that would increase labor costs, which could adversely affect our results of operations and the results of hotels that we manage on behalf of third-party owners. Additionally, an increase in minimum wage rates could increase costs and reduce profits for us and our franchisees, which could, in turn, lower demand from third-party owners to add hotels to our system. The COVID-19 pandemic negatively affected the labor market for employers. Labor shortages affected the ability of our hotels to hire or re-hire employees during the ongoing recovery from the downturn caused by the pandemic. Among the factors that caused the labor shortages were the relative reduced appeal of working in the hospitality industry in a downturn, alternatives available in other industries and perceived health and safety concerns. We also face challenges with respect to retaining corporate employees. If we lost the services of one or more senior executives, this could adversely affect strategic relationships, including relationships with third-party hotel owners, significant customers, joint venture partners and vendors, and limit our ability to execute our business strategies.

Any failure to protect our trademarks and other IP could reduce the value of the Hilton brands and harm our business.

The recognition and reputation of our brands are important to our success. We have a significant number of trademark registrations in jurisdictions around the world for use in connection with our services, plus at any given time, a number of pending applications for trademarks and other IP. However, those trademark or other IP registrations may not be granted or the steps we take to use, control or protect our trademarks or other IP in the U.S. and other jurisdictions may not always be adequate to prevent third parties from copying or using the trademarks or other IP without authorization. We may also fail to obtain and maintain trademark protection for all of our brands in all jurisdictions. For example, in certain jurisdictions, third parties have registered or otherwise have the right to use certain trademarks that are the same as or similar to our trademarks, which could prevent us from registering trademarks and opening hotels in those jurisdictions. Third parties may also challenge our rights to certain trademarks or oppose our trademark applications. Defending against any such proceedings may be costly,

and if unsuccessful, could result in the loss of important IP rights. Obtaining and maintaining trademark protection for multiple brands in multiple jurisdictions is also expensive, and we may therefore elect not to apply for or to maintain certain trademarks.

Our IP is also vulnerable to unauthorized copying or use where local law, or lax enforcement of law, may not provide adequate protection. If our trademarks or other IP are improperly used, the value and reputation of the Hilton brands could be harmed. There are times where we may need to resort to litigation to enforce our IP rights. Litigation of this type could be unsuccessful, costly, force us to divert our resources, lead to counterclaims or other claims against us or otherwise harm our business or reputation. In addition, we license certain of our trademarks to third parties. For example, we have granted HGV the right to use certain of our IP in its timeshare business and we grant our franchisees a right to use certain of our IP in connection with their operation of the licensed hotel property. If HGV, a franchisee or other licensee fails to maintain the quality of the goods and services used in connection with the licensed trademarks, our rights to, and the value of, our trademarks could be harmed. Failure to maintain, control and protect our trademarks and other IP could likely adversely affect our ability to attract guests or third-party owners, and could adversely affect our results.

In addition, we license the right to use certain IP from unaffiliated third parties, including the right to grant sublicenses to franchisees. If we are unable to use this IP, our ability to generate revenue from such properties may be diminished.

Third-party claims that we infringe IP rights of others could subject us to damages and other costs and expenses.

Third parties may make claims against us for infringing their patent, trademark, copyright or other IP rights or for misappropriating their trade secrets. We have been and are currently party to a number of such claims and may receive additional claims in the future. Any such claims, even those without merit, could:

- be expensive and time consuming to defend, and result in significant damages;
- force us to stop using the IP that is being challenged or to stop providing products or services that use the challenged IP;
- force us to redesign or rebrand our products or services;
- require us to enter into royalty, licensing, co-existence or other contracts to obtain the right to use a third party's IP;
- limit our ability to develop new IP; and
- limit the use or the scope of our IP or other rights.

In addition, we may be required to indemnify third-party owners of the hotels that we manage for any losses they incur as a result of any infringement claims against them. All necessary royalty, licensing or other contracts may not be available to us on acceptable terms. Any adverse results associated with third-party IP claims could negatively affect our business.

Exchange rate fluctuations and foreign exchange hedging arrangements could result in significant foreign currency gains and losses that affect our business results.

Conducting business in currencies other than the U.S. dollar ("USD") subjects us to fluctuations in foreign currency exchange rates that could have a negative effect on our financial results. We earn revenues and incur expenses in foreign currencies as part of our operations outside of the U.S. As a result, fluctuations in foreign currency exchange rates may significantly increase the amount of USD required for foreign currency denominated expenses or significantly decrease the USD received from foreign currency denominated revenues. We also have exposure to currency translation risk for the results of our business outside of the U.S. that are reported in local currencies and then translated to USD for inclusion in our consolidated financial statements. As a result, changes between the foreign currency exchange rates and the USD will affect the recorded amounts of our foreign assets, liabilities, revenues and expenses and could have a negative effect on our financial results. Our exposure to foreign currency exchange rate fluctuations will grow if the relative contribution of our operations outside the U.S. increases.

To mitigate foreign currency exposure, we enter into foreign exchange derivatives with financial institutions. However, these derivatives may not eliminate foreign currency exchange rate risk entirely and involve costs and risks of their own in the form of transaction costs, credit requirements, interest rate differentials and counterparty risk.

If the insurance that we or our property owners carry does not sufficiently cover damage or other potential losses or liabilities to third parties involving properties that we manage, franchise, own or lease, our profits could be reduced.

We operate in certain areas where the risk of natural or climate-related disaster or other catastrophic losses exists, and the occasional incidence of such an event could cause substantial damage to us, our property owners or the surrounding area. We

carry, and/or we require our property owners to carry, insurance from solvent insurance carriers that we believe is adequate for foreseeable first-party and third-party losses and with terms and conditions that are reasonable and customary. Nevertheless, market forces beyond our control, such as the natural, climate-related and man-made disasters and geopolitical events that occurred in recent years, could limit the scope of the insurance coverage that we and our property owners can obtain or may otherwise restrict our or our property owners' ability to buy insurance coverage at reasonable rates. We anticipate increased costs of property, general liability and excess liability insurance across the portfolio in 2024 due to the significant losses that insurers suffered globally in recent years. In the event of a substantial loss, the insurance coverage that we and/or our property owners carry may not be sufficient to pay the full value of our financial obligations, our liabilities or the replacement cost of any lost investment or property. Additionally, certain types of losses may be uninsurable or prohibitively expensive to insure. In addition, other types of losses or risks that we may face could fall outside of the general coverage terms and limits of our policies.

While Hilton procures a standalone terrorism property damage policy that covers owned and leased hotels and other hotels that choose to participate, the U.S. Terrorism Risk Insurance Program (the "Program") also provides insurance capacity for terrorist acts and is currently authorized through December 31, 2027. If the Program is not extended or renewed upon its expiration in 2027, or if there are changes to the Program that would negatively affect insurance carriers, premiums for terrorism insurance coverage will likely increase and/or the terms of such insurance may be materially amended to increase stated exclusions or to otherwise effectively decrease the scope of coverage available, perhaps to the point where it is effectively unavailable.

In some cases, these factors could result in certain losses being partially or completely uninsured. As a result, we or the owners of properties that we manage or franchise could lose some or all of the capital we or they have invested in a property, as well as the anticipated future revenues, profits, management fees or franchise fees from the property.

Climate change could adversely affect our business.

As an operator and franchisor of hotels and resorts in 126 countries, we are subject to the physical effects of climate change, including sea level rise, droughts and intensified storms and other weather events. Damage to our hotels resulting from the physical effects of climate change could lower demand for travel to certain locales and affect the performance of certain of our hotels, which could in turn have a negative impact on our results of operations. Additionally, our competitors may have sustainability initiatives that resonate more with guests and property owners than our initiatives do, which may cause reduced consumer demand at our hotel properties in favor of other brands.

Our business is subject to evolving corporate governance and public disclosure regulations and expectations, including with respect to ESG matters, that could increase costs or expose us to reputational and other risks.

We are subject to the evolving rules and regulations with respect to ESG matters of a number of governmental and self-regulatory bodies and organizations, including the SEC, the New York Stock Exchange ("NYSE"), the Financial Accounting Standards Board, the state of California, and the European Union, that could make compliance more difficult and uncertain. In addition, regulators, guests, investors, employees and other stakeholders are increasingly focused on ESG matters and related disclosures. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention to comply with or meet those regulations and expectations. Developing and acting on ESG initiatives and collecting, measuring and reporting ESG related information and metrics can be costly, difficult and time consuming. Further, ESG related information is subject to evolving reporting standards that continue to be introduced in various states and jurisdictions. Our ESG initiatives and goals could be difficult and expensive to implement, and we could be criticized for the accuracy, adequacy or completeness of our ESG disclosures. Further, statements about our ESG related initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve and assumptions that are subject to change in the future. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for revisions to these goals. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our ESG goals on a timely basis, or at all, our reputation and financial results could be adversely affected.

Legal and Regulatory Risks

Governmental regulation may adversely affect the operation of our properties.

In many jurisdictions, the hospitality industry is subject to extensive foreign or U.S. federal, state and local governmental regulations, including those relating to the service of alcoholic beverages, the preparation and sale of food and those relating to building and zoning requirements. We are also subject to licensing and regulation by foreign or U.S. state and local departments relating to health, sanitation, fire and safety standards, and to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions status and citizenship requirements. These requirements are complex and subject to frequent revision, with changes at the U.S. federal level often accompanying new U.S. presidential administrations. We or our third-party owners may be required to expend funds to meet foreign or U.S. federal, state and local regulations in connection with the construction, continued operation or remodeling of certain of our properties. The failure to meet the requirements of applicable regulations and licensing requirements, or publicity resulting from actual or alleged failures, could have an adverse effect on our results of operations. For instance, in 2010, we entered into a settlement with the U.S. Department of Justice related to compliance with the Americans with Disabilities Act ("ADA"). Although the bulk of our obligations under this settlement expired in 2015, certain managed and franchised hotels remain under an obligation to remove architectural barriers at their facilities. We have an obligation to have an independent consultant to monitor those barrier removal efforts. If we fail to comply with any of the requirements of the ADA, we could be subject to fines, penalties, injunctive action, reputational harm, guest, advocacy group or employee lawsuits, and other business effects that could materially and negatively affect our performance and results of operations.

Changes in U.S. federal, state and local or foreign tax law, interpretations of existing tax law or adverse determinations by tax authorities, could increase our tax burden or otherwise adversely affect our financial condition or results of operations.

We are subject to taxation at the federal, state or provincial and local levels in the U.S. and various other countries and jurisdictions. Our future effective tax rate could be affected by changes in the composition of earnings in jurisdictions with differing tax rates, changes in statutory rates and other legislative changes, changes in the valuation of our deferred tax assets and liabilities, or changes in determinations regarding the jurisdictions in which we are subject to tax. From time to time, the U.S. federal, state and local and foreign governments make substantive changes to tax rules and their application, which could result in materially higher corporate taxes than would be incurred under existing tax law and could adversely affect our financial condition or results of operations.

We are subject to ongoing and periodic tax audits and disputes in U.S. federal and various state, local and foreign jurisdictions. In particular, our consolidated U.S. federal income tax returns for the fiscal years ended December 31, 2011 through December 31, 2018 are actively under audit by the Internal Revenue Service ("IRS"). The IRS previously proposed material increases to our income tax liability related to our Hilton Honors guest loyalty program through the tax year ended December 31, 2018, which we consider effectively settled. We recognized the effects of the settlement in prior periods. The taxation of the Hilton Honors program continues to be subject to audit, and we could receive material tax assessments on the same issues in the future. An unfavorable outcome from any tax audit could result in higher tax costs, penalties and interest, thereby adversely affecting our financial condition or results of operations.

Foreign or U.S. environmental laws and regulations may cause us to incur substantial costs or subject us to potential liabilities.

We are subject to certain compliance costs and potential liabilities under various foreign and U.S. federal, state and local environmental, health and safety laws and regulations. These laws and regulations govern actions including air emissions, the use, storage and disposal of hazardous and toxic substances and wastewater disposal. Our failure to comply with such laws, including obtaining and maintaining any required permits or licenses, could result in substantial fines or possible revocation of our authority to conduct some of our operations. We could also be liable under such laws for the costs of investigation, removal or remediation of hazardous or toxic substances at our currently or formerly owned, leased or operated real property (including managed and franchised properties) or at third-party locations in connection with our waste disposal operations, regardless of whether or not we knew of, or caused, the presence or release of such substances. From time to time, we may be required to remediate such substances or remove, abate or manage asbestos, mold, radon gas, lead or other hazardous conditions at our properties. The presence or release of such toxic or hazardous substances could result in third-party claims for personal injury, property or natural resource damages, business interruption or other losses. Such claims and the need to investigate, remediate or otherwise address hazardous, toxic or unsafe conditions could adversely affect our operations, the value of any affected real property, or our ability to sell, lease or assign our rights in any such property, or could otherwise harm our business or reputation. Environmental, health and safety requirements have also become increasingly stringent, and our costs to comply

with such requirements may increase as a result. New or revised laws and regulations or new interpretations of existing laws and regulations, such as those intended to lessen the impact of climate change, could affect the operation of our properties or result in significant additional expense and operating restrictions on us.

Risks Related to Our Spin-offs

The spin-offs could result in substantial tax liability to us and our stockholders.

We received a private letter ruling from the IRS on certain issues relevant to qualification of the spin-offs as tax-free distributions under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"). Although the private letter ruling generally is binding on the IRS, the continued validity of the private letter ruling will be based upon and subject to the accuracy of factual statements and representations made to the IRS by us. Further, the private letter ruling is limited to specified aspects of the spin-offs under Section 355 of the Code and does not represent a determination by the IRS that all of the requirements necessary to obtain tax-free treatment to holders of our common stock and to us have been satisfied. Moreover, if any statement or representation upon which the private letter ruling was based was incorrect or untrue in any material respect, or if the facts upon which the private letter ruling was based were materially different from the facts that prevailed at the time of the spin-offs, the private letter ruling could be invalidated. The opinion of tax counsel we received in connection with the spin-offs regarding the qualification of the spin-offs as tax-free distributions under Section 355 of the Code similarly relied on, among other things, the continuing validity of the private letter ruling and various assumptions and representations as to factual matters made by each of the spun-off companies and us which, if inaccurate or incomplete in any material respect, would jeopardize the conclusions reached by counsel in its opinion. The opinion is not binding on the IRS or the courts, and there can be no assurance that the IRS or the courts will not challenge the conclusions stated in the opinion or that any such challenge would not prevail. Additionally, recently enacted legislation denies tax-free treatment to a spin-off in which either the distributing corporation or the spun-off corporation is a REIT and prevents a distributing corporation or a spun-off corporation from electing REIT status for a 10-year period following a tax-free spin-off. Under an effective date provision, the legislation does not apply to distributions described in a ruling request initially submitted to the IRS before December 7, 2015. Because our initial request for the private letter ruling was submitted before that date and because we believe the distribution has been described in that initial request, we believe the legislation does not apply to the spin-off of Park. However, no ruling was obtained on that issue and thus no assurance can be given in that regard. In particular, the IRS or a court could disagree with our view regarding the effective date provision based on any differences that exist between the description in the ruling request and the actual facts relating to the spin-offs. If the legislation applied to the spin-off of Park, either the spin-off would not qualify for tax-free treatment or Park would not be eligible to elect REIT status for a 10-year period following the spin-off.

If the spin-offs and certain related transactions were determined to be taxable, the Company would be subject to a substantial tax liability that would have a material adverse effect on our financial condition, results of operations and cash flows. In addition, if the spin-offs were taxable, each holder of our common stock who received shares of Park and HGV would generally be treated as receiving a taxable distribution of property in an amount equal to the fair market value of the shares received.

Park or HGV may fail to perform under various transaction agreements that we executed as part of the spin-offs.

In connection with the spin-offs, we, Park and HGV entered into a distribution agreement and various other agreements, including a tax matters agreement, and, as to Park, management agreements, and, as to HGV, a license agreement. We are relying on Park and HGV to satisfy their performance and payment obligations under these agreements. In addition, it is possible that a court would disregard the allocation agreed to between us, Park and HGV and require that we assume responsibility for certain obligations allocated to Park and to HGV, particularly if Park or HGV were to refuse or were unable to pay or perform such obligations. In connection with the spin-offs, each of Park and HGV indemnified us with respect to such parties' assumed or retained liabilities pursuant to the distribution agreement and breaches of the distribution agreement or other agreements related to the spin-offs. There can be no assurance that the indemnities from each of Park and HGV will be sufficient to protect us against the full amount of these and other liabilities. Third parties also could seek to hold us responsible for any of the liabilities that Park and HGV have agreed to assume. Even if we ultimately succeed in recovering from Park or HGV any amounts for which we are held liable, we may be temporarily required to bear those losses ourselves. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows. In addition, we agreed to indemnify each of Park and HGV from certain liabilities. Indemnities that we may be required to provide Park and/or HGV may be significant and could negatively affect our business.

Risks Related to Our Indebtedness

Our substantial indebtedness and other contractual obligations could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and our ability to pay our debts, and could require us to divert our cash flows from operations to make required debt or interest payments.

We have a significant amount of indebtedness. As of December 31, 2023, our total indebtedness, excluding the deduction for unamortized deferred financing costs and discounts, was approximately $9.3 billion, and our contractual debt maturities of our long-term debt for the years ending December 31, 2024, 2025 and 2026 are $39 million, $529 million and $26 million, respectively. Our substantial debt and other contractual obligations could have important consequences, including:

- requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures or dividends to stockholders and to pursue future business opportunities;
- increasing our vulnerability to adverse economic, industry or competitive developments;
- exposing us to increased interest expense, as our degree of leverage may cause the interest rates of any future indebtedness (whether fixed or floating rate interest) to be higher than they would be otherwise;
- exposing us to the risk of increased interest rates because certain of our indebtedness is at variable rates of interest;
- making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants, could result in an event of default that accelerates our obligation to repay indebtedness;
- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;
- limiting our ability to obtain additional financing for working capital, capital expenditures, product development, satisfaction of existing debt service requirements, acquisitions and general corporate or other purposes; and
- limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who may be better positioned to take advantage of opportunities that our leverage prevents us from exploiting.

Hilton Worldwide Holdings Inc. is a holding company, and substantially all of its consolidated assets are owned by, and most of its business is conducted through, its subsidiaries. Revenues from these subsidiaries are our primary source of funds for debt payments and operating expenses. If our subsidiaries are restricted from making distributions to us, that may impair our ability to meet our debt service obligations or otherwise fund our operations. Moreover, there may be restrictions on payments by subsidiaries to their parent companies under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. As a result, although a subsidiary of ours may have cash, we may not be able to obtain that cash to satisfy our obligation to service our outstanding debt or fund our operations.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on many factors, some of which are not within our control.

Our ability to make payments on our indebtedness, to fund planned capital expenditures, to pay future dividends, if any, to our stockholders and repurchase our common stock will depend on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to restructure or refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt arrangements may restrict us from effecting any of these alternatives.

Certain of our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The indentures that govern our senior notes and the credit agreement that governs our senior secured credit facilities impose significant operating and financial restrictions on us. These restrictions limit our ability and/or the ability of our subsidiaries to, among other things:

- incur or guarantee additional debt or issue disqualified stock or preferred stock;
- make certain investments;

- pay dividends, including our subsidiaries paying dividends to us, and make other distributions on, or redeem or repurchase, capital stock;
- incur certain liens;
- enter into transactions with affiliates;
- merge or consolidate;
- enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to us;
- designate restricted subsidiaries as unrestricted subsidiaries; and
- transfer or sell assets.

In addition, the credit agreement requires us to maintain a consolidated secured net leverage ratio not to exceed 5.0 to 1.0 as of the last day of any period of four consecutive quarters.

As a result of these restrictions, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We may not be able to maintain compliance with these covenants in the future and, if we fail to do so, we may not be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above, as well as other terms of our other indebtedness and/or the terms of any future indebtedness from time to time, could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be adversely affected.

Despite our current level of indebtedness, we may be able to incur substantially more debt and enter into other transactions, which could further exacerbate the risks to our financial condition described above.

We may be able to incur significant additional indebtedness, including secured debt, in the future. Although the credit agreements and indentures that govern substantially all of our indebtedness contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. To the extent new debt is added to our current debt levels, the substantial leverage risks described in the preceding three risk factors would increase.

Risks Related to Ownership of Our Common Stock

Although we currently pay a quarterly cash dividend to holders of our common stock, we may change our dividend policy at any time.

Our dividend policy may change at any time without notice to our stockholders. As a result of the COVID-19 pandemic, we suspended payment of our quarterly cash dividend to holders of our common stock beginning in 2020 and did not resume quarterly dividend payments until June 2022. The declaration and payment of any future dividends is at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, limitations imposed by our indebtedness, legal requirements and other factors that our board of directors deems relevant. If we were to cease dividend payments, you may not receive any return on an investment in our common stock unless you sell your common stock for a price greater than that which you paid for it.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that one might consider favorable.

Our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things:

- although we do not have a stockholder rights plan, and would either submit any such plan to stockholders for ratification or cause such plan to expire within a year, these provisions would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be

established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend or other rights or preferences superior to the rights of the holders of common stock;

- these provisions prohibit stockholder action by written consent unless such action is recommended by all directors then in office;
- these provisions provide that our board of directors is expressly authorized to make, alter or repeal our by-laws and that our stockholders may only amend our by-laws with the approval of 80 percent or more of all the outstanding shares of our capital stock entitled to vote; and
- these provisions establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire.

Item 1B.   **Unresolved Staff Comments**

None.

Item 1C.   **Cybersecurity**

Cybersecurity Governance

Hilton has a dedicated Global Information Security team (collectively, the "GIS team") led by our Chief Information Security Officer ("CISO") that is responsible for identifying, assessing, monitoring, managing and communicating the Company's cybersecurity risks. The GIS team is organized into five functional areas: (i) cloud, network and infrastructure architecture security; (ii) application security; (iii) incident response; (iv) endpoint security and vulnerability management; and (v) governance, risk and compliance ("GRC"). Collectively, the GIS team has decades of dedicated cybersecurity experience with personnel certified in various disciplines, including data privacy, enterprise risk management, cloud security and ethical hacking.

While the full board of directors has overall responsibility for risk oversight, for cyber security matters, it is supported by its Audit Committee, which regularly reports to the full board of directors. The Audit Committee assists the board of directors in monitoring cybersecurity risk by receiving quarterly reports and as needed updates from the Chief Information Officer and the CISO, that cover, among other things, our information security framework, threat assessment, response readiness and training efforts.

Hilton has adopted a Cybersecurity Policy that requires all employees to immediately report a potential cybersecurity incident to the GIS team, and all employees are required to certify their understanding of the Cybersecurity Policy on an annual basis. Our Global Cybersecurity Incident Response Plan ("CIRP") includes the criteria for determining if a cybersecurity incident is considered a qualifying cybersecurity incident ("QCI"), which requires management escalation and review, identifies the first response team and the leadership team responsible for supervising the response and provides guidelines for when and how to communicate such incident to the appropriate members of management and the Audit Committee.

Cybersecurity Strategy and Risk Management

The GIS team leverages several mechanisms to continuously identify and assess cybersecurity risks across the Company and utilizes a GRC platform to monitor identified risks and mitigation and remediation activities. The GIS team uses defined industry accepted risk management and controls frameworks to determine the potential likelihood and impact of each risk. Monitoring activities are designed and executed based on the materiality of the assessed likelihood and magnitude of impact of the risks that are identified. The GIS team, with the assistance of third-party consultants, performs application security reviews, penetration tests and gap assessments against certain cybersecurity frameworks. Management reviews any assessments performed by the third-party consultants and determines the final evaluations and communication plan, which the GIS team executes.

In the event of a reported potential cybersecurity incident, a first response team, which includes leaders of the GIS team, other members of management and the legal team, determines without undue delay whether it is a QCI as defined in the CIRP. If an incident is determined to be a QCI, the process included in the CIRP is initiated and such incident is communicated to the designated leadership team, including Hilton's general counsel. Further, appointed leaders collaborate on determining if the incident is material, as well as the resulting response, including any legal and financial reporting obligations of the Company. Information also is provided to additional members of senior management as appropriate. The remediation plan for the QCI is entered within Hilton's GRC platform and monitored and reviewed at least monthly to ensure effective implementation; depending upon the type of incident, additional reporting may be produced and monitored by the GIS team to ensure the effectiveness of the remediation plan. All cybersecurity incidents are tracked within our incident response platform, regardless of the potential materiality of the impact.

We also have a process in place to manage cybersecurity risks associated with third-party service providers. However, we rely on the third parties we use to implement security programs commensurate with their risk, and we cannot ensure in all circumstances that their efforts will be successful.

As of the date of this report, we are not aware of any cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition. However, as discussed under "Part I—Item 1A. Risk Factors," specifically the risks titled "Failures in, material damage to or interruptions in our information technology systems, software or websites, including as a result of cyber-attacks on our systems or systems operated by third parties that provide operational and technical services to us, costs associated with protecting the integrity and security of personal data and other sensitive information and difficulties in updating our existing software or developing or implementing new software could have a material adverse effect on our business or results of operations" and "Cyber-attacks could have a disruptive effect on our business," the sophistication of cyber threats continues to increase, and the preventative actions we take to reduce the risk of cyber incidents and protect our systems and information may be insufficient. Accordingly, no matter how well designed or implemented our controls are, we will not be able to anticipate all security breaches, and we may not be able to implement effective preventive measures against such security breaches in a timely manner.

Item 2.   Properties

Hotel Properties

Joint Venture Hotels

As of December 31, 2023, we had a minority or noncontrolling financial interest in the entities that own or lease the following 5 properties, representing 2,244 rooms, and we manage each of the hotels for these entities. We have a right of first refusal to purchase additional equity interests in certain of these joint ventures.

Property	Location	Ownership Percentage	Rooms
Conrad Hotels & Resorts			
Conrad Cairo	Cairo, Egypt	10%	614
Hilton Hotels & Resorts			
Hilton Tokyo Bay	Urayasu-shi, Japan	24%	828
Hilton Nagoya	Nagoya, Japan	24%	460
Hilton Mauritius Resort & Spa	Flic-en-Flac, Mauritius	20%	193
Hilton Imperial Dubrovnik	Dubrovnik, Croatia	18%	149

Leased Hotels

As of December 31, 2023, we leased the following 46 hotels, representing 15,247 rooms.

Property	Location	Rooms
Waldorf Astoria Hotels & Resorts		
Rome Cavalieri, Waldorf Astoria Hotels & Resorts	Rome, Italy	370
Waldorf Astoria Amsterdam	Amsterdam, Netherlands	93
Conrad Hotels & Resorts		
Conrad Osaka	Osaka, Japan	164
Hilton Hotels & Resorts		
Hilton Tokyo[1]	(Shinjuku-ku) Tokyo, Japan	830
Ramses Hilton	Cairo, Egypt	811
Hilton Vienna	Vienna, Austria	663
Hilton London Kensington	London, United Kingdom	601
Hilton Osaka[1]	Osaka, Japan	562
Hilton Tel Aviv	Tel Aviv, Israel	560
Hilton Istanbul Bosphorus	Istanbul, Turkiye	500
Hilton Munich Park	Munich, Germany	484
Hilton Munich City	Munich, Germany	483
London Hilton on Park Lane	London, United Kingdom	453
Hilton Diagonal Mar Barcelona	Barcelona, Spain	433
Hilton Mainz	Mainz, Germany	431
Hilton Trinidad & Conference Centre	Port of Spain, Trinidad	405
Hilton London Heathrow Airport	London, United Kingdom	398
Hilton Addis Ababa	Addis Ababa, Ethiopia	372
Hilton Vienna Danube Waterfront	Vienna, Austria	368
Hilton Frankfurt City Centre	Frankfurt, Germany	342
Hilton Sandton	Sandton, South Africa	329
Hilton Glasgow	Glasgow, United Kingdom	322
Hilton Milan	Milan, Italy	320
Hilton Brisbane	Brisbane, Australia	319
The Waldorf Hilton, London	London, United Kingdom	298
Hilton Cologne	Cologne, Germany	296

(continued on next page)

Property	Location	Rooms
Hilton Stockholm Slussen	Stockholm, Sweden	289
Hilton Madrid Airport	Madrid, Spain	284
Hilton London Canary Wharf	London, United Kingdom	282
Hilton Amsterdam	Amsterdam, Netherlands	271
Hilton Newcastle Gateshead	Newcastle Upon Tyne, United Kingdom	254
Hilton Vienna Plaza	Vienna, Austria	254
Hilton London Tower Bridge	London, United Kingdom	248
Hilton Antwerp Old Town	Antwerp, Belgium	210
Hilton Reading	Reading, United Kingdom	210
Hilton Leeds City	Leeds, United Kingdom	208
Hilton Watford	Watford, United Kingdom	200
Hilton Nottingham	Nottingham, United Kingdom	176
Hilton London Croydon	Croydon, United Kingdom	168
Hilton Cobham	Cobham, United Kingdom	158
Hilton Paris La Défense	Paris, France	153
Hilton East Midlands Airport	Derby, United Kingdom	152
Hilton Northampton	Northampton, United Kingdom	144
Hilton London Hyde Park	London, United Kingdom	136
Hilton York	York, United Kingdom	131
Hilton Puckrup Hall, Tewkesbury	Tewkesbury, United Kingdom	112

_____

(1)   We own a controlling financial interest, but less than a 100 percent interest, in the entity that leases the property.

Corporate Headquarters and Regional Offices

Our corporate headquarters is located at 7930 Jones Branch Drive, McLean, Virginia 22102, which is under a lease agreement that expires in April 2037. We also own or lease corporate offices or centralized operations centers in Memphis, Tennessee; Glasgow, Scotland (Europe); Watford, England (Europe); Dubai, United Arab Emirates (Middle East and Africa); Singapore (Asia Pacific); Tokyo, Japan; Shanghai, China; and Mexico City, Mexico. Additionally, we have support operations and other commercial services at a leased office in Addison, Texas. We believe that our existing office properties are in good condition and are sufficient and suitable for the conduct of our business. In the event we need to expand our operations, or upon expiration of our current leases, we believe that suitable space will be available on commercially reasonable terms.

Item 3.   Legal Proceedings

We are involved in various claims and lawsuits arising in the ordinary course of business, some of which include claims for substantial sums, including proceedings involving tort and other general liability claims, employee claims, consumer protection claims and claims related to our management of certain hotels. We recognize a liability when we believe the loss is probable and can be reasonably estimated. Most occurrences involving liability, claims of negligence and employees are covered by indemnification from third-party hotel owners and/or policies that we hold with solvent insurance carriers. The ultimate results of claims and litigation cannot be predicted with certainty. We believe we have adequate reserves against such matters. We currently believe that the ultimate outcome of such lawsuits and proceedings will not, individually or in the aggregate, have a material adverse effect on our consolidated financial position, results of operations or cash flows. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could materially affect our future results of operations in a particular period.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market Information and Dividends

Our common stock is listed for trading on the NYSE under the symbol "HLT." As of December 31, 2023, there were eight holders of record of our common stock, which does not include a substantially greater number of beneficial holders whose shares are held of record by banks, brokers and other financial institutions.

We currently pay regular quarterly cash dividends and expect to continue paying regular cash dividends on a quarterly basis. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors, whose decision will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries.

Performance Graph

The following graph compares Hilton's cumulative total stockholder return since December 31, 2018 with the Standard and Poor's ("S&P") 500 Index ("S&P 500") and the S&P Hotels, Resorts & Cruise Lines Index ("S&P Hotel"). The graph assumes that the value of the investment in our common stock and each index was $100 on December 31, 2018. The comparisons in the graph below are based on historical data and are not indicative of, or intended to forecast, future performance of our common stock.



	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Hilton	$ 100.00	$ 155.47	$ 156.21	$ 219.01	$ 178.00	$ 257.53
S&P 500	100.00	131.47	155.65	200.29	163.98	207.04
S&P Hotel	100.00	137.05	101.59	121.75	92.23	153.39

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

The following table sets forth information regarding our purchases of shares of our common stock during the three months ended December 31, 2023:

	Total Number of Shares Purchased	Average Price Paid per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Program[2]	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program[2] (in millions)
October 1, 2023 to October 31, 2023	1,758,248	$ 151.02	1,758,248	$ 1,262
November 1, 2023 to November 30, 2023	1,303,034	165.08	1,303,034	4,047
December 1, 2023 to December 31, 2023	1,503,791	176.57	1,503,791	3,782
Total	4,565,073	163.45	4,565,073	

_____

[1] Includes commissions paid.

[2] In November 2023, our board of directors authorized the repurchase of an additional $3.0 billion of our common stock under our stock repurchase program, which was initially announced in February 2017 and subsequently increased in November 2017, February 2019, March 2020 and November 2022. As such, our stock repurchase program allows for the repurchase of up to a total of $11 billion of our common stock. Under this publicly announced program, we are authorized to repurchase shares through open market purchases, privately-negotiated transactions or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Exchange Act. The repurchase program does not have an expiration date and may be suspended or discontinued at any time.

Item 6. **[Reserved]**

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

For the discussion of the financial condition and results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, refer to "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on February 9, 2023, which is incorporated herein by reference.

COVID-19 Pandemic

Although our results for the year ended December 31, 2022 included a strong recovery from the pandemic when compared to the same periods in 2020 and 2021, the Omicron variant of COVID-19 limited the recovery of certain regions and segments of our business during the beginning of that period. As such, the results for the year ended December 31, 2023 reflect improvement in comparison to the year ended December 31, 2022, when considering the pandemic. While certain regions and customer segments, particularly business and group travel, continue to recover from the impacts of the pandemic, our global growth when comparing 2023 to 2022 is more normalized than it was during the height of the pandemic and our subsequent recovery. Additionally, given the impacts of the pandemic on prior periods, the improvement in our results during the year ended December 31, 2023 is not necessarily indicative of future performance or future growth patterns.

Overview

Our Business

Hilton is one of the largest hospitality companies in the world, with 7,530 properties comprising 1,182,937 rooms in 126 countries and territories as of December 31, 2023. Our premier brand portfolio includes luxury, lifestyle, full service, focused service and all-suites hotel brands, as well as our timeshare brands. As of December 31, 2023, we had 180 million members in our award-winning guest loyalty program, Hilton Honors, a 19 percent increase from December 31, 2022.

Segments and Regions

We analyze our operations and business by both operating segments and geographic regions. Our operations consist of two reportable segments that are based on similar products and services: (i) management and franchise and (ii) ownership. The management and franchise segment provides services, including hotel management and licensing of our IP. Revenues from this segment include: (i) management and franchise fees charged to third-party hotel owners; (ii) licensing fees from our strategic partners, including co-branded credit card providers, and HGV; and (iii) fees for managing hotels in our ownership segment. As a manager of hotels, we typically are responsible for supervising or operating the hotel in exchange for management fees. As a franchisor of hotels, we charge franchise fees in exchange for the use of one of our brand names and related commercial services, such as our reservations system, marketing and information technology services, while a third party manages or operates such franchised hotels. The ownership segment primarily derives revenues from nightly hotel room sales, food and beverage sales and other services at our consolidated owned and leased hotels.

We conduct business in three distinct geographic regions: (i) the Americas; (ii) EMEA; and (iii) Asia Pacific. The Americas region includes North America, South America and Central America, including all Caribbean nations. Although the U.S., which represented 67 percent of our system-wide hotel rooms as of December 31, 2023, is included in the Americas region, it is often analyzed separately and apart from the Americas region and, as such, it is presented separately within our hotel operating statistics in "—Results of Operations." The EMEA region includes Europe, which represents the western-most peninsula of Eurasia stretching from Iceland in the west to Russia in the east, and the Middle East and Africa ("MEA"), which represents the Middle East region and all African nations, including the Indian Ocean island nations. Europe and MEA are often analyzed separately and, as such, are presented separately within our hotel operating statistics in "—Results of Operations." The Asia Pacific region includes the eastern and southeastern nations of Asia, as well as India, Australia, New Zealand and the Pacific Island nations.

System Growth and Development Pipeline

Our strategic objectives include the continued expansion of our global hotel network, in particular our fee-based business. As we enter into new management and franchise contracts, we expand our business with limited or no capital investment by us

as the manager or franchisor, since the capital required to build, renovate and maintain hotels is typically provided by the third-party owners with whom we contract to provide management services or license our IP. Prior to approving the addition of new hotels to our management and franchise development pipeline, we evaluate the economic viability of the hotel based on its geographic location, the credit quality of the third-party owner and other factors. By increasing the number of management and franchise contracts with third-party owners, over time we expect to increase revenues, overall return on invested capital and cash available to support our business needs. See further discussion on our cash management policy in "—Liquidity and Capital Resources." The current economic environment, including elevated levels of inflation and interest rates, has posed certain challenges to the execution of our growth strategy, which have included and may continue to include delays in openings and new development.

In addition to our current hotel portfolio, we are focused on the growth of our business by expanding our global hotel network through our development pipeline, which represents hotels that we expect to add to our system in the future. The following table summarizes our development activity:

	As of or for the Year Ended December 31, 2023	
	Hotels	Rooms[1]
Hotel system		
Openings	395	62,900
Net additions[2]	353	53,100
Development pipeline		
Additions	994	130,200
Count as of period end[3][4]	3,274	462,400

_____

[1] Rounded to the nearest hundred.
[2] Represents room additions, net of rooms removed from our system. Net unit growth for the year ended December 31, 2023 was 4.9 percent.
[3] The hotels in our development pipeline were under development throughout 118 countries and territories, including 30 countries and territories where we had no existing hotels.
[4] Of the total rooms in our development pipeline, 216,600 were under construction and 259,800 were located outside of the U.S. Nearly all of the rooms in our development pipeline will be in our management and franchise segment upon opening. We do not consider any individual development project to be material to us.

Principal Components and Factors Affecting our Results of Operations

Revenues

Principal Components

We primarily derive our revenues from the following sources:

- *Franchise and licensing fees*. Represents fees earned in connection with licensing our IP, including our brands. Under our long-term franchise contracts with hotel owners, franchisees typically pay us franchise fees that include: (i) monthly royalty fees, generally based on a percentage of the hotel's monthly gross room revenue, and, in some cases, may also include a percentage of gross food and beverage revenues and other revenues, as applicable; and (ii) application, initiation and other fees for when new hotels enter the system, when there is a change of ownership of a hotel or when contracts with hotels already in our system are extended. Consideration provided to incentivize hotel owners to enter into franchise contracts with us is amortized over the life of the applicable contract as a reduction to franchise and licensing fees. Our non-hotel license agreements, for which we receive licensing fees, are predominantly with strategic partners, including co-branded credit card providers, and HGV.

- *Base and incentive management fees*. Represents fees earned in connection with the management of hotels. Terms of our management contracts vary, but our fees typically consist of a base management fee, which is generally based on a percentage of the hotel's monthly gross operating revenue and, when applicable, an incentive management fee, which is generally based on a percentage of the hotel's operating profits, normally over a one calendar year period, and, in some cases, may be subject to a stated return threshold to the hotel owner. Outside of the U.S., our fees are often more dependent on hotel profitability measures, either because of a single management fee structure where the entire fee is an incentive management fee, or because our two-tier fee structure is more heavily weighted toward the incentive management fee than the base management fee. Consideration provided to incentivize hotel owners to enter into

management contracts with us is amortized over the life of the applicable contract as a reduction to base and other management fees.

• *Owned and leased hotels.* Represents revenues derived from the operations of our consolidated owned and leased hotels, including hotel room sales, accommodations sold in conjunction with other services, food and beverage sales and other ancillary goods and services. These revenues are primarily derived from two categories of customers: transient and group. Transient guests are individual travelers who are traveling for business or leisure. Group guests are travelers who are traveling for group events that reserve rooms for meetings, conferences or social functions, and may be sponsored by corporate, social, military, educational, religious or other organizations or associations. Group business usually includes a block of room accommodations, as well as other ancillary services, such as meeting facilities and catering and banquet services. A majority of our food and beverage sales and other ancillary goods and services are provided to customers who are also occupying rooms at our hotels. As a result, occupancy affects all components of our owned and leased hotels revenues.

• *Other revenues.* Represents revenues primarily generated by our purchasing operations.

• *Other revenues from managed and franchised properties.* Represents amounts that are contractually reimbursed to us by property owners, either directly as costs are incurred or indirectly through monthly program fees related to certain costs and expenses supporting the operations of the related properties. The direct reimbursements by hotel owners are primarily for payroll and related costs if the managed hotel employees are legally employed by us. We have no legal responsibility for the employee liabilities related to certain of our managed properties, predominately those located outside of the U.S., where we are not the legal employer, as well as the employees or the liabilities associated with operating franchised properties. Revenues and expenses for these direct reimbursements have no net effect on operating income (loss) or net income (loss). For the indirect reimbursements, Hilton collects monthly program fees from our managed and franchised properties, which are based on the underlying hotel's sales or usage. The program fees serve as reimbursement for the costs related to the operation of our marketing, sales and brand programs and shared services. Other revenues from managed and franchised properties also includes revenues related to our Hilton Honors guest loyalty program, which are primarily derived from payments from hotel franchisees and third-party owners of hotels we manage that participate in the program, as well as strategic partners. We are contractually required to use these fees that we collect solely for these programs.

Factors Affecting our Revenues

The following factors affect the revenues we derive from our operations:

• *Consumer demand and global economic conditions.* Consumer demand for our products and services, as well as the products and services of the third parties from which we earn licensing fees, is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Among other factors, declines in consumer demand due to adverse general economic conditions, risks reducing or otherwise negatively affecting travel patterns, lower consumer confidence and adverse geopolitical conditions can reduce the amount of management and franchise fees we are able to generate and/or reduce the revenues and profitability of the operations of our owned and leased hotels. Further, competition for hotel guests and the supply of hotel services affect our ability to sustain or increase rates charged to customers of our hotels. Also, declines in hotel profitability during an economic downturn directly affect the incentive portion of our management fees, which is based on hotel profitability measures. As a result, changes in consumer demand and general business cycles have historically subjected and could in the future subject our revenues to significant volatility.

• *Contracts with third-party hotel owners and franchisees and relationships with developers.* We depend on our long-term management and franchise contracts with third-party hotel owners and hotel franchisees for our management and franchise fee revenues. The success and sustainability of our management and franchise business depends on our ability to perform under our management and franchise contracts and maintain good relationships with third-party hotel owners and franchisees. Our relationships with these third parties allow us to maintain our current presence as contracts mature and also generate new incremental opportunities for property development that can support our growth. Growth and maintenance of our hotel system and earning fees related to hotels in development are dependent on the ability of developers and owners to access capital for the development, maintenance and renovation of properties. We believe that we generally have good relationships with our third-party hotel owners, franchisees and developers and are committed to the continued growth and development of these relationships. These relationships

exist with a diverse group of owners, franchisees and developers and are not significantly concentrated with any one particular third party.

Expenses

Principal Components

We primarily incur the following expenses:

- *Owned and leased hotels.* Reflects the operating expenses of our consolidated owned and leased hotels, including room expenses, food and beverage costs, other support costs and property expenses. Room expenses include compensation costs for housekeeping, laundry and front desk staff, as well as supply costs for guest room amenities and laundry. Food and beverage costs include costs for wait and kitchen staff and food and beverage inventory. Other support expenses include costs associated with property-level management, utilities, sales and marketing, operating hotel spas, operating telephones, parking and other guest recreation, entertainment and other services. Property expenses include property taxes, repairs and maintenance, rent and insurance.

- *Depreciation and amortization.* These are non-cash expenses that primarily consist of: (i) amortization of capitalized software costs; (ii) depreciation and amortization of property and equipment, including our finance lease right-of-use ("ROU") assets, such as buildings and furniture and equipment that are used in corporate operations or at our consolidated owned and leased hotels; and (iii) amortization of intangible assets that were recorded at their fair value at the time of the 2007 transaction whereby we became a wholly owned subsidiary of affiliates of Blackstone Inc. (the "Merger"). As of January 1, 2021 the only remaining finite-lived intangible assets resulting from the Merger related to leases, international management contracts and our Hilton Honors guest loyalty program. The assets related to the international management contracts and Hilton Honors, which both had useful lives of 16 years, were fully amortized during the year ended December 31, 2023.

- *General and administrative.* Consists primarily of compensation costs for our corporate employees, including share-based compensation; professional fees, including consulting, audit and legal fees; travel and entertainment expenses; credit losses for estimated uncollectible management, franchise and other fees; and administrative and related expenses.

- *Other expenses.* Primarily consists of expenses incurred by our purchasing operations.

- *Other expenses from managed and franchised properties.* Represents certain costs and expenses that are contractually reimbursed to us by property owners, primarily for (i) payroll and related costs for hotels that we manage where the employees are legally employed by us and (ii) expenses related to our marketing, sales, brands and shared services programs. We are contractually required to use these fees solely for these programs. We have no legal responsibility for the employees or the liabilities associated with operating franchised properties or certain of our managed hotels, predominately those located outside of the U.S. Other expenses from managed and franchised properties also includes expenses for the operation of our Hilton Honors guest loyalty program.

Factors Affecting our Costs and Expenses

The following are principal factors that affect the costs and expenses we incur in the course of our operations:

- *Fixed expenses.* Many of the expenses associated with owning and leasing hotels are relatively fixed. These expenses include personnel costs, rent, property taxes, insurance and utilities. If we are unable to decrease these costs significantly or rapidly when demand for our hotels decreases, the resulting decline in our revenues can have an adverse effect on our net cash flows and profits. This effect can be especially pronounced during periods of economic contraction or slow economic growth. Economic downturns generally affect the results of our ownership segment more significantly than the results of our management and franchise segment due to the high fixed costs associated with operating an owned or leased hotel. Employees at some of our owned and leased hotels are parties to collective bargaining agreements that may also limit our ability to make timely staffing or labor changes in response to declining revenues. In addition, any efforts to reduce costs, including the deferral or cancellation of capital improvements, could adversely affect the economic value of our hotels and brands. Additionally, the general and administrative expenses of operating a global business also include fixed personnel costs, rent, property taxes, insurance and utilities. The effectiveness of any cost-cutting efforts related to owning and leasing hotels or corporate operations is limited by the

amount of inherent fixed costs. However, we have taken steps to manage our fixed costs to levels we believe are appropriate to maximize profitability and respond to market conditions, while continuing to optimize value for the experiences of our customers, owners and Hilton employees, which supports the long-term sustainability of our brands and business.

- *Changes in depreciation and amortization expenses.* We capitalize costs associated with certain software development projects and, as those projects are completed and placed into service, amortization expense will increase. As the finite-lived intangible assets that were recorded at the Merger become fully amortized, amortization expense will decrease. As of December 31, 2023, the only remaining finite-lived intangible assets that resulted from the Merger were those related to leases, as included in other intangible assets. Additionally, changes in depreciation expense may be driven by renovations of existing hotels, acquisition or development of new hotels, the disposition of existing hotels or corporate facilities through sale, closure or lease termination, lease renewals, expenditures related to our corporate facilities or changes in estimates of the useful lives of our assets. As we place new assets into service, we will be required to recognize additional depreciation expense on those assets. If we are required to recognize impairment losses related to our depreciable assets or finite-lived intangible assets, the related depreciation or amortization expense, respectively, will decrease.

Other Items

Effect of foreign currency exchange rate fluctuations

Significant portions of our operations are conducted in functional currencies other than our reporting currency, which is USD, and we have assets and liabilities, including those that are payable or receivable by consolidated subsidiaries, denominated in a variety of foreign currencies. As a result, we are required to translate the results of those operations, assets and liabilities from their functional currency into USD at market-based foreign currency exchange rates for each reporting period. When comparing our results of operations between reporting periods, there may be material portions of the changes in our revenues or expenses that are derived from fluctuations in foreign currency exchange rates experienced between those periods. We hedge foreign currency exchange-based cash flow variability of certain of our fees using forward contracts designated as hedging instruments. We also hold short-term forward contracts to offset exposure to fluctuations in certain of our foreign currency denominated cash balances and intercompany financing arrangements, and we have not currently elected to designate these forward contracts as hedging instruments.

Seasonality

The hospitality industry is seasonal in nature. The periods during which our properties experience higher or lower levels of demand vary from property to property, depending principally upon their location, type of property and competitive mix within the specific location. Based on historical results, we generally expect our revenues to be lower in the first quarter of each year than in each of the three subsequent quarters.

Key Business and Financial Metrics Used by Management

Comparable Hotels

We define our comparable hotels as those that: (i) were active and operating in our system for at least one full calendar year as of the end of the current period, and open January 1st of the previous year; (ii) have not undergone a change in brand or ownership type during the current or comparable periods reported; and (iii) have not undergone large-scale capital projects, sustained substantial property damage, encountered business interruption or for which comparable results were not available. Of the 7,438 hotels in our system as of December 31, 2023, 5,906 hotels were classified as comparable hotels. Our 1,532 non-comparable hotels as of December 31, 2023 included 359 hotels, or less than five percent of the total hotels in our system, that were removed from the comparable group during the last twelve months because they underwent large-scale capital projects, sustained substantial property damage, encountered business interruption or comparable results were otherwise not available.

Occupancy

Occupancy represents the total number of room nights sold divided by the total number of room nights available at a hotel or group of hotels for a given period. Occupancy measures the utilization of available capacity at a hotel or group of hotels. Management uses occupancy to gauge demand at a specific hotel or group of hotels in a given period. Occupancy levels also

help management determine achievable Average Daily Rate ("ADR") pricing levels as demand for hotel rooms increases or decreases.

ADR

ADR represents hotel room revenue divided by the total number of room nights sold for a given period. ADR measures the average room price attained by a hotel, and ADR trends provide useful information concerning the pricing environment and the nature of the customer base of a hotel or group of hotels. ADR is a commonly used performance measure in the industry, and we use ADR to assess pricing levels that we are able to generate by type of customer, as changes in rates charged to customers have different effects on overall revenues and incremental profitability than changes in occupancy, as described above.

Revenue per Available Room ("RevPAR")

RevPAR is calculated by dividing hotel room revenue by the total number of room nights available to guests for a given period. We consider RevPAR to be a meaningful indicator of our performance as it provides a metric correlated to two primary and key drivers of operations at a hotel or group of hotels, as previously described: occupancy and ADR. RevPAR is also a useful indicator in measuring performance over comparable periods for comparable hotels.

References to occupancy, ADR and RevPAR are presented on a comparable basis, based on the comparable hotels as of December 31, 2023, and references to ADR and RevPAR are presented on a currency neutral basis, unless otherwise noted. As such, comparisons of these hotel operating statistics for the years ended December 31, 2023 and 2022 use the foreign currency exchange rates used to translate the results of the Company's foreign operations within its consolidated financial statements for the year ended December 31, 2023.

EBITDA and Adjusted EBITDA

EBITDA reflects net income (loss), excluding interest expense, a provision for income tax benefit (expense) and depreciation and amortization expenses. Adjusted EBITDA is calculated as EBITDA, as previously defined, further adjusted to exclude certain items, including gains, losses, revenues and expenses in connection with: (i) asset dispositions for both consolidated and unconsolidated investments; (ii) foreign currency transactions; (iii) debt restructurings and retirements; (iv) furniture, fixtures and equipment ("FF&E") replacement reserves required under certain lease agreements; (v) share-based compensation; (vi) reorganization, severance, relocation and other expenses; (vii) non-cash impairment; (viii) amortization of contract acquisition costs; (ix) the net effect of our cost reimbursement revenues and expenses included in other revenues and other expenses from managed and franchised properties; and (x) other items.

We believe that EBITDA and Adjusted EBITDA provide useful information to investors about us and our financial condition and results of operations for the following reasons: (i) these measures are among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions and (ii) these measures are frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results or estimate valuations across companies in our industry. Additionally, these measures exclude certain items that can vary widely across different industries and among competitors within our industry. For instance, interest expense and income taxes are dependent on company specifics, including, among other things, capital structure and operating jurisdictions, respectively, and, therefore, could vary significantly across companies. Depreciation and amortization expenses, as well as amortization of contract acquisition costs, are dependent upon company policies, including the method of acquiring and depreciating assets and the useful lives that are assigned to those depreciating or amortizing assets for accounting purposes. For Adjusted EBITDA, we also exclude items such as: (i) FF&E replacement reserves for leased hotels to be consistent with the treatment of capital expenditures for property and equipment, where depreciation of such capitalized assets is reported within depreciation and amortization expenses; (ii) share-based compensation, as this could vary widely among companies due to the different plans in place and the usage of them; and (iii) other items that are not reflective of our operating performance, such as amounts related to debt restructurings and debt retirements and reorganization and related severance costs, to enhance period-over-period comparisons of our ongoing operations. Further, Adjusted EBITDA excludes the net effect of our cost reimbursement revenues and expenses, as we contractually do not operate the related programs to generate a profit over the terms of the respective contracts. The direct reimbursements from hotel owners are typically reimbursed as the costs are incurred and have no net effect on net income (loss). The fees we recognize related to the indirect reimbursements may be recognized before or after the related expenses are incurred, causing timing differences between the costs incurred and the related reimbursement from hotel owners, with the net effect impacting net income (loss) in the reporting period. However, the expenses incurred related to the indirect reimbursements are expected to equal the revenues earned from the indirect reimbursements over time, and, therefore, the net

effect of our cost reimbursement revenues and expenses is not used by our management team to evaluate our operating performance or make day-to-day operating decisions.

EBITDA and Adjusted EBITDA are not recognized terms under U.S. generally accepted accounting principles ("GAAP") and should not be considered as alternatives, either in isolation or as a substitute, for net income (loss) or other measures of financial performance or liquidity, including cash flows, derived in accordance with GAAP. Further, EBITDA and Adjusted EBITDA have limitations as analytical tools, including:

- EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

- EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

- EBITDA and Adjusted EBITDA do not reflect income tax expenses or the cash requirements to pay our taxes;

- EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

- EBITDA and Adjusted EBITDA do not reflect the effect on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

- other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business, return to our stockholders through share repurchases and dividends or as measures of cash that will be available to us to meet our obligations.

Results of Operations

The hotel operating statistics by region for our system-wide comparable hotels were as follows:

		Year Ended December 31, 2023	Change 2023 vs. 2022
System-wide			
Occupancy		71.8 %	4.6 % pts.
ADR	$	158.62	5.4 %
RevPAR	$	113.90	12.6 %
U.S.			
Occupancy		72.2 %	2.1 % pts.
ADR	$	165.16	4.1 %
RevPAR	$	119.22	7.2 %
Americas (excluding U.S.)			
Occupancy		69.4 %	5.4 % pts.
ADR	$	152.51	11.3 %
RevPAR	$	105.84	20.7 %
Europe			
Occupancy		72.5 %	5.8 % pts.
ADR	$	165.04	12.8 %
RevPAR	$	119.60	22.6 %
MEA			
Occupancy		72.3 %	5.7 % pts.
ADR	$	171.38	13.3 %
RevPAR	$	123.87	22.9 %
Asia Pacific			
Occupancy		70.1 %	18.2 % pts.
ADR	$	113.54	17.5 %
RevPAR	$	79.61	58.7 %

All regions showed improvement in RevPAR during the year ended December 31, 2023 driven by both ADR, including the impact of inflation, and occupancy gains. Additionally, our group business showed the highest percentage improvement in RevPAR during the year of all of our customer segments, with RevPAR from both business and leisure travelers also improving. The growth in ADR and occupancy in the U.S. and Americas (excluding U.S.) during the period was led by returning group and business travelers; however, as travel patterns continued to normalize from the impacts of the pandemic, the growth year over year was less pronounced than prior year improvements. Additionally, Canada removed all COVID-19 travel restrictions in the fourth quarter of 2022, which contributed to the increase in RevPAR for 2023. Europe was led by group business and benefited from inbound travel, and our hotels in the United Kingdom drove the increase in RevPAR from business and leisure travel. The RevPAR improvement in MEA was driven by increased ADR across all customer segments, particularly from group business in the first half of the year and steady business and leisure improvements throughout the year. APAC led year-over-year RevPAR improvement on a regional basis, primarily due to business travelers and the removal of cross-border travel and COVID-19 restrictions since the latter half of 2022, particularly in Japan and China.

The table below provides a reconciliation of net income to EBITDA and Adjusted EBITDA:

	Year Ended December 31,	
	2023	2022
	(in millions)	
Net income	$ 1,151	$ 1,257
Interest expense	464	415
Income tax expense	541	477
Depreciation and amortization expenses	147	162
EBITDA	2,303	2,311
Loss (gain) on foreign currency transactions	16	(5)
Loss on investments in unconsolidated affiliate[1]	92	—
FF&E replacement reserves	63	54
Share-based compensation expense	169	162
Impairment losses	38	—
Amortization of contract acquisition costs	43	38
Net other expenses from managed and franchised properties	337	39
Other adjustments[2]	28	—
Adjusted EBITDA	$ 3,089	$ 2,599

_____

[1] Amount includes losses recognized related to equity and debt financing that we had previously provided to an unconsolidated affiliate with underlying investments in certain hotels that we currently manage or franchise; refer to Note 5: Loss on Investments in Unconsolidated Affiliate in our consolidated financial statements for additional information.

[2] Amount for the year ended December 31, 2022 was less than $1 million. Amounts for both periods include net losses (gains) related to certain of Hilton's investments in unconsolidated affiliates, other than the loss included separately in "loss on investments in unconsolidated affiliate," net losses (gains) on asset dispositions, severance and other items. Amount for the year ended December 31, 2023 also includes expenses recognized in connection with the amendment of our senior secured term loan facilities (the "Term Loans").

Revenues

	Year Ended December 31,		Percent Change
	2023	2022	2023 vs. 2022
	(in millions)		
Franchise and licensing fees	$ 2,370	$ 2,068	14.6
Base and other management fees	$ 342	$ 294	16.3
Incentive management fees	274	196	39.8
Total management fees	$ 616	$ 490	25.7

The increases in franchise fees and management fees were primarily the result of increases in RevPAR at our comparable franchised and managed hotels, respectively. During the year ended December 31, 2023, RevPAR at our comparable franchised and managed hotels increased 9.1 percent and 23.2 percent, respectively, due to increased occupancy of 3.1 percentage points and 9.6 percentage points, respectively, and increased ADR of 4.4 percent and 6.1 percent, respectively, which included increases due to inflation.

Further, as new hotels enter our system, we expect such hotels to increase our franchise and management fees. Including new development and ownership type transfers, from January 1, 2022 to December 31, 2023, we added 664 franchised and managed properties on a net basis, providing an additional 102,100 rooms to our management and franchise segment, which also contributed to the increases in franchise and management fees.

Additionally, licensing fees increased as a result of increases in fees from our strategic partnerships and HGV. Increased fees from our strategic partnerships primarily resulted from new cardholder acquisitions and increased cardholder spend under our co-branded credit card arrangements. Increased fees from HGV resulted from increased timeshare revenues, inclusive of the impact of adding new timeshare properties to our system during the period, including those acquired by HGV from third-party companies.

Incentive management fees increased as they are based on hotels' operating profits, which generally improved from the prior year as increased consumer demand drove higher revenues, elevated margins and, ultimately, higher managed hotel profits.

	Year Ended December 31,		Percent Change
	2023	**2022**	**2023 vs. 2022**
	(in millions)		
Owned and leased hotels revenues	$ 1,244	$ 1,076	15.6

The $168 million increase in owned and leased hotel revenues included a $165 million currency neutral increase and a $3 million increase resulting from favorable fluctuations in foreign currency exchange rates.

Revenues from our comparable owned and leased hotels increased $206 million, on a currency neutral basis, due to the increase in RevPAR at our comparable owned and leased hotels of 36.1 percent, which is reflective of the ongoing easing of travel restrictions in the latter half of 2022, which carried improved performance into 2023, particularly in Japan, as well as improved performance in the U.K. The increase in RevPAR was due to increases in occupancy of 11.9 percentage points and ADR of 13.9 percent, which included an increase due to inflation. The $41 million currency neutral decrease in revenues from our non-comparable owned and leased hotels included decreases from properties that exited our system after December 31, 2021, as well as the impact of properties undergoing renovations during the period and the business interruption that occurred at our leased hotel in Israel due to the ongoing military conflict.

	Year Ended December 31,		Percent Change
	2023	**2022**	**2023 vs. 2022**
	(in millions)		
Other revenues	$ 178	$ 102	74.5

The increase in other revenues was primarily due to increased vendor rebates for purchases made directly by managed and franchised properties and other third parties and other revenues from our purchasing operations, including increased procurement volume from properties outside of our system that participate in our purchasing programs.

Operating Expenses

	Year Ended December 31,		Percent Change
	2023	**2022**	**2023 vs. 2022**
	(in millions)		
Owned and leased hotels expenses	$ 1,141	$ 999	14.2

The $142 million increase in owned and leased hotels expenses included a $143 million increase on a currency neutral basis, which was partially offset by a $1 million decrease resulting from favorable fluctuations in foreign currency exchange rates.

Expenses from our comparable owned and leased hotels increased $137 million, on a currency neutral basis, as a result of increased occupancy and cost inflation both driving higher labor costs, utilities and other operating expenses, as well as an increase in rent expense. The net increase in owned and leased hotels expenses from our non-comparable owned and leased hotels included increased expenses for FF&E replacement reserves related to hotels undergoing renovations and decreases from properties that exited our system after December 31, 2021, as well as from the business interruption that occurred at our leased hotel in Israel.

	Year Ended December 31,		Percent Change
	2023	2022	2023 vs. 2022
	(in millions)		
Depreciation and amortization expenses	$ 147	$ 162	(9.3)
General and administrative expenses	408	382	6.8
Impairment losses	38	—	NM[1]
Other expenses	112	60	86.7

_____
[1] Fluctuation in terms of percentage change is not meaningful.

The decrease in depreciation and amortization expenses was primarily due to a decrease in amortization expense, driven by the full amortization of: (i) certain intangible assets in 2023 that were recorded at the time of the Merger and (ii) certain software project costs during 2023 and 2022. The decrease in amortization expense was partially offset by an increase related to software additions between the periods.

The increase in general and administrative expenses was primarily due to an increase in costs related to payroll and other compensation costs.

We recognized $38 million of impairment losses during the year ended December 31, 2023 on assets associated with certain leased hotels; see Note 11: Fair Value Measurements in our consolidated financial statements for additional information.

The increase in other expenses was primarily due to costs associated with higher procurement volume from our purchasing operations, including for properties outside of our system that participate in our purchasing programs.

Non-operating Income and Expenses

	Year Ended December 31,		Percent Change
	2023	2022	2023 vs. 2022
	(in millions)		
Interest expense	$ (464)	$ (415)	11.8
Gain (loss) on foreign currency transactions	(16)	5	NM[1]
Loss on investments in unconsolidated affiliate	(92)	—	NM[1]
Other non-operating income, net	39	50	(22.0)
Income tax expense	(541)	(477)	13.4

_____
[1] Fluctuation in terms of percentage change is not meaningful.

In November 2023, we amended the credit agreement governing our Term Loans, which resulted in an increase to the weighted average fixed spread on the overall variable rate on the Term Loans, and increased the outstanding balance by $500 million, both of which contributed to the increase in interest expense. The increase in interest expense also resulted from an increase in one-month SOFR, the benchmark for the Term Loans' interest rate, as well as an increase in variable rent for our finance leases, which is generally based on a percentage of hotel revenues or profits, which increased as discussed in "— Revenues." These increases were partially offset by a decrease in interest expense due to the net effect of the amortization of gains (losses) from accumulated other comprehensive loss related to interest rate swaps that we used to mitigate floating interest rate risk, including swaps that were dedesignated in prior periods. See Note 9: "Debt" in our consolidated financial statements for additional information on the interest rates on our indebtedness, which includes discussion of the Term Loans amendment.

The net gains and losses on foreign currency transactions are a result of changes in foreign currency exchange rates, including on certain intercompany financing arrangements, such as short-term cross-currency intercompany loans, as well as transactions denominated in foreign currencies.

The loss on investments in unconsolidated affiliate included: (i) a $44 million other-than-temporary impairment loss on our investment in one of our third-party unconsolidated affiliates (the "Fund"), which has underlying investments in certain hotels that we currently manage or franchise, and (ii) $48 million of credit losses on financing receivables provided to the Fund. See Note 5: "Loss on Investments in Unconsolidated Affiliate" and Note 11: "Fair Value Measurements" in our consolidated financial statements for additional information.

Other non-operating income, net consists of interest income, equity in earnings (losses) from unconsolidated affiliates, certain components of net periodic pension cost or credit related to our employee defined benefit pension plans and other non-operating gains and losses. The decrease in other non-operating income, net included the impact of an increase in the interest cost component of our net periodic pension cost, offset by an increase in our interest income, both resulting from increases in interest rates. Additionally, the year ended December 31, 2023 included $10 million of fees incurred in connection with the Term Loans amendment, while the year ended December 31, 2022 included an $11 million gain resulting from the remeasurement of certain investments in unconsolidated affiliates; the loss related to our investment in the Fund is presented separately in "loss on investments in unconsolidated affiliate" in our consolidated statement of operations, as discussed above.

The increase in income tax expense was primarily attributable to increases in uncertain tax position reserves related to our guest loyalty program.

Segment Results

As of December 31, 2023, our management and franchise segment included 800 managed and 6,679 franchised properties, respectively, consisting of 1,165,446 total rooms, and our ownership segment included 51 hotels consisting of 17,491 total rooms. Refer to Note 18: "Business Segments" in our consolidated financial statements for reconciliations of revenues for our reportable segments to consolidated total revenues and of segment operating income to consolidated income before income taxes.

For the year ended December 31, 2023, refer to "—Revenues" for further discussion of the increase in our franchise and licensing fees and total management fees, which are correlated to our management and franchise segment revenues and segment operating income, as well as for further discussion of the increase in revenues from our owned and leased hotels, which are correlated to our ownership segment revenues. In addition, refer to "—Operating Expenses" for further discussion of the increase in operating expenses at our owned and leased hotels, which, when netted with our ownership segment revenues and management fees charged by our management and franchise segment, results in our ownership segment operating income (loss).

Liquidity and Capital Resources

Overview

As of December 31, 2023, we had total cash and cash equivalents of $875 million, including $75 million of restricted cash and cash equivalents. The majority of our restricted cash and cash equivalents is related to cash collateral and cash held for FF&E reserves.

Our known short-term liquidity requirements primarily consist of funds necessary to pay for operating and other expenditures, including:

- costs associated with the management and franchising of hotels;

- corporate expenses;

- payroll and compensation costs;

- taxes and compliance costs;

- scheduled debt maturities and interest payments on our outstanding indebtedness, which, excluding finance lease liabilities, are estimated to be approximately $502 million in 2024;

- lease payments under our finance and operating leases, which include minimum lease payments that are estimated to be approximately $41 million and $153 million, respectively, in 2024;

- costs, other than compensation and lease payments that are noted separately, associated with the operations of owned and leased hotels, including, but not limited to, utilities and operating supplies;

- committed contract acquisition costs;

- capital and maintenance expenditures for required renovations and maintenance at the hotels within our ownership segment;

- dividends as declared; and

- share repurchases.

Our known long-term liquidity requirements primarily consist of funds necessary to pay for:

- scheduled debt maturities and interest payments on our outstanding indebtedness, which, excluding finance lease liabilities, are estimated to total an aggregate of $11.5 billion after December 31, 2024;

- lease payments under our finance and operating leases, which include minimum lease payments that are estimated to total an aggregate of $123 million and $1,022 million, respectively, after December 31, 2024;

- committed contract acquisition costs;

- capital improvements to the hotels within our ownership segment;

- corporate capital and information technology expenditures;

- dividends as declared;

- share repurchases; and

- commitments to owners in our management and franchise segment made in the normal course of business for which we are reimbursed by these owners through program fees to operate our marketing, sales and brand programs and shared services.

During the year ended December 31, 2023, we repurchased approximately 15.6 million shares of our common stock for $2.3 billion. As of December 31, 2023, approximately $3.8 billion remained available for share repurchases under our stock repurchase program.

In circumstances where we have the opportunity to support our strategic objectives, we may provide guarantees or other commitments, as necessary, to owners of hotels that we currently or in the future will manage or franchise or other third parties. See Note 19: "Commitments and Contingencies" in our consolidated financial statements for additional information on our commitments that were outstanding as of December 31, 2023.

We have a long-term investment policy that is focused on the preservation of capital and maximizing the return on new and existing investments and returning available capital to stockholders through dividends and share repurchases. Within the framework of our investment policy, we intend to finance our business activities primarily with cash on our balance sheet as of December 31, 2023, cash generated from our operations and, as needed, the use of the available capacity of our senior secured revolving credit facility (the "Revolving Credit Facility"). Additionally, we have continued access to debt markets and expect to be able to obtain financing as a source of liquidity as required and to extend maturities of existing borrowings, if necessary.

After considering our approach to liquidity and our available sources of cash, we believe that our cash position and sources of liquidity will meet anticipated requirements for operating and other expenditures, including corporate expenses, payroll and other compensation costs, taxes and compliance costs and other commitments for the foreseeable future based on current conditions. The objectives of our cash management policy are maintaining the availability of liquidity and minimizing operational costs.

We may from time to time issue or incur or increase our capacity to incur new debt and/or purchase our outstanding debt through underwritten offerings, open market transactions, privately negotiated transactions or otherwise. Issuances or incurrence of new debt (or an increase in our capacity to incur new debt) and/or purchases or retirements of outstanding debt, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Sources and Uses of Our Cash and Cash Equivalents

The following table summarizes our net cash flows:

	Year Ended December 31,		Percent Change 2023 vs. 2022
	2023	2022	
	(in millions)		
Net cash provided by operating activities	$ 1,946	$ 1,681	15.8
Net cash used in investing activities	(305)	(123)	NM[1]
Net cash used in financing activities	(2,040)	(1,765)	15.6

_____
[1] Fluctuation in terms of percentage change is not meaningful; see additional details below.

Operating Activities

Cash flows from operating activities were primarily generated from management and franchise fee revenue and operating income from our owned and leased hotels. The increase during the period was primarily due to the increase in cash inflows generated from our management and franchise segment, largely as a result of the 12.1 percent increase in RevPAR at our comparable managed and franchised properties. The increase in cash inflows generated by operating activities was partially offset by a $152 million increase in payments of contract acquisition costs due to the timing of certain strategic hotel developments supporting our growth, as well as an $89 million increase in the net cash outflows related to income tax payments.

In April 2020, we pre-sold Hilton Honors points to American Express and, in the second quarter of 2022, all of those points had been used by American Express. As such, American Express resumed purchasing Hilton Honors points with cash in connection with a co-branded credit card arrangement with them, which contributed to the increase in our operating cash flows during the year ended December 31, 2023. We expect American Express to continue to purchase points with cash under the co-branded credit card arrangement in future periods.

Investing Activities

Net cash used in investing activities primarily included cash flows related to: (i) capitalized software costs that were related to various systems initiatives for the benefit of both our hotel owners and our overall corporate operations; (ii) capital expenditures for property and equipment related to corporate property and the renovation of certain hotels in our ownership segment, which increased between the periods due to the timing of certain corporate and hotel capital expenditure projects; and (iii) equity and debt financing that we provided to unconsolidated affiliates and owners of hotels that we manage or franchise to support our strategic objectives. Additionally, our investing activities include the net cash inflows and outflows related to our undesignated derivative financial instruments that we have in place to hedge against the impact of fluctuations in foreign currency exchange rates on certain of our intercompany loan and cash balances, which were primarily the result of changes in the exchange rates for the Pound Sterling ("GBP") to the U.S. dollar.

Financing Activities

Net cash used in financing activities during both the years ended December 31, 2023 and 2022 primarily related to the return of capital to stockholders, including dividends, which resumed in the second quarter of 2022, as well as share repurchases, which resumed in March 2022, after both programs were suspended in 2020. The increase in net cash used in financing activities was partially offset by the increase in net cash inflows related to additional borrowings on the Term Loans of $500 million, as well as those related to settlements of our interest rate swap with a financing component for which we receive a variable rate and pay a fixed rate, due to the increase in the variable interest rate.

Debt and Borrowing Capacity

As of December 31, 2023, our total indebtedness, excluding the deduction for unamortized deferred financing costs and discounts, was approximately $9.3 billion. No debt amounts were outstanding under our senior secured revolving credit facility as of December 31, 2023, which had an available borrowing capacity of $1,913 million after considering $87 million of outstanding letters of credit. For additional information on our total indebtedness and guarantees on our debt, refer to Note 9: "Debt" in our consolidated financial statements.

If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to reduce capital expenditures or issue additional equity securities. However, we do not have any material indebtedness outstanding that matures prior to May 2025. Our ability to make scheduled principal payments and to pay interest on our debt depends on our future operating performance, which is subject to general conditions in or affecting the hospitality industry that may be beyond our control.

Critical Accounting Estimates

The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in the consolidated financial statements and accompanying footnotes. On an ongoing basis, we evaluate these estimates and judgments based on historical experiences and various other factors that we believe reflect the current circumstances. While we believe our estimates, assumptions and judgments are reasonable, they are based on information available when they are made. Actual results may differ significantly from these estimates due to changes in judgments, assumptions and conditions as a result of unforeseen events or otherwise, which could have a material effect on our financial position or results of operations.

We believe that the following estimates, which are used in conjunction with our significant accounting policies, are critical because they involve a higher degree of judgment and are based on information that is inherently uncertain; refer to Note 2: "Basis of Presentation and Summary of Significant Accounting Policies" in our consolidated financial statements for information on our significant accounting policies. Management has discussed the development and selection of the following critical accounting estimates with the Audit Committee of the board of directors:

Impairment of Goodwill and Brands Intangible Assets

We evaluate goodwill and brands intangible assets for potential impairment on an annual basis or at other times during the year if indicators of impairment exist. Our reporting units are the same as our operating segments as described in Note 18: "Business Segments" in our consolidated financial statements.

As part of the evaluation of goodwill and brands intangible assets for potential impairment, we exercise judgment to:

- perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit or brand intangible asset is less than its carrying value. Factors we consider when making this determination include assessing historical trends and the overall effect of current trends in and future expectations of the hospitality industry and the general economy and regional performance;

- decide whether to bypass the qualitative assessment and perform a quantitative assessment. Factors we consider when making this determination include negative changes in the Company or general economic conditions since the previous quantitative assessment was performed, the amount by which the fair value exceeded the carrying value at the time of the previous assessment and the period of time that has passed since such quantitative assessment; and

- perform a quantitative analysis to identify both the existence and the amount of an impairment loss. The estimated fair value is based on internal projections of expected future cash flows and operating plans, as well as market conditions relative to the operations of the reporting unit or brand, as applicable.

Changes in the estimates and assumptions used in our impairment analysis, or changes in the factors that we consider that would affect these estimates and assumptions, such as those described above, could result in impairment losses, which could be material.

Impairment of Certain Finite-Lived Assets

We evaluate the carrying value of our specifically identifiable lease intangible assets, operating and finance lease ROU assets and property and equipment for indicators of impairment. As part of the process, we exercise judgment to:

- determine if there are indicators of impairment present. Factors we consider when making this determination include assessing historical trends and the overall effect of current trends in and future expectations of the hospitality industry and the general economy and regional performance, capital costs and other asset-specific information;

- determine the projected undiscounted future cash flows when indicators of impairment are present to determine whether an asset group is recoverable by comparing the expected undiscounted future cash flows to the net carrying value of that asset group. Judgment is required when developing projections of future revenues and expenses to determine the undiscounted cash flows, which are based on estimated performance over the expected useful life of the asset group. Forward-looking estimates of performance are based on historical operating results, adjusted for current and expected future market conditions, as well as various internal projections and external sources; and

- determine the asset group fair value when an asset group is determined not to be recoverable. In determining the fair value, we often use internally-developed discounted cash flow models, appraisals, recent similar transactions in the market and, if appropriate and available for a specific asset group, current estimated net sales proceeds from pending offers. The discounted cash flow models include the undiscounted cash flows, as discussed above, which may require us to adjust for specific market conditions, and a discount rate to determine the present value of those cash flows. The discount rate applied to forward-looking projections takes into account market-specific considerations.

Changes in the estimates and assumptions used in our impairment analysis, or changes in the factors that we consider that would affect these estimates and assumptions, such as those described above, could result in impairment losses, which could be material.

Hilton Honors

We record a point redemption liability for amounts received from properties participating in our Hilton Honors guest loyalty program and from strategic partners affiliated with the loyalty program, in an amount equal to the estimated cost per point of the future redemption obligation. We engage third-party actuaries annually to assist in determining the fair value of the future reward redemption obligation using a discount rate and statistical formulas that project future point redemptions based on factors that require judgment, including: (i) an estimate of the number of points that will eventually be redeemed, which includes an estimate of breakage (i.e., points that will never be redeemed); (ii) an estimate of when such points will be redeemed; and (iii) an estimate of the cost of reimbursing managed and franchised properties and other third parties for redemptions. The cost of the points expected to be redeemed includes further estimates of available room nights, occupancy rates, room rates and any changes to the Hilton Honors program, including devaluation or appreciation of points based on changes in the number of points required to redeem a reward. Any amounts received related to the issuance of points that are in excess of the cost per point, as determined by an actuary, are recorded as deferred revenue in our consolidated balance sheet and recognized as revenue upon point redemption. We recognize revenue for point redemptions in the amount we expect to retain in excess of the cost per point, inclusive of estimated breakage, and limit the revenue recognized to an amount that is probable to not result in a significant reversal in the cumulative revenue recognized when breakage occurs.

In addition to the Hilton Honors fees we receive from hotel owners to operate the program, we earn fees from strategic partnerships, including co-branded credit card arrangements, for a license to use our IP and the issuance of Hilton Honors points. The allocation of the overall fees from the strategic partnerships between the IP license and the Hilton Honors points is based on their estimated standalone selling prices. The estimated standalone selling price of the IP license is determined using a relief-from-royalty valuation method incorporating statistical formulas based on factors that require significant judgment, including estimates of the usage of the strategic partner's goods or services, an appropriate royalty rate and a discount rate applied to the projected cash flows. The estimated standalone selling price of the future reward redemptions of Hilton Honors points under the strategic partnerships is calculated using a discounted cash flow analysis with the same assumptions as the point redemption liability discussed above, adjusted for an appropriate margin.

Changes in our estimates and assumptions that are used to determine our estimated cost per point and the allocation of fees from strategic partnerships between the IP license fee and the Hilton Honors points could result in material changes in the balances of our liability for guest loyalty program and deferred revenues in our consolidated balance sheet. Further, the estimates and assumptions used for the allocation of fees could result in material changes to our licensing fees and other revenues from managed and franchised properties recognized in our consolidated statement of operations.

Income Taxes

We regularly review our deferred tax assets to assess their potential realization and establish valuation allowances for portions of such assets that we believe will not be ultimately realized. In performing this review, we consider all positive and negative evidence available, including, but not limited to, estimates and assumptions regarding projected future taxable income, the expected timing of reversals of existing temporary differences and the implementation of tax planning strategies, all of which require significant use of judgment. A change in these assumptions may increase or decrease our valuation allowances

resulting in an increase or decrease in our effective tax rate, respectively, which could materially affect our consolidated financial statements. Refer to Note 13: "Income Taxes" for information on the balances of our deferred tax assets and respective valuation allowances as of December 31, 2023.

We record the benefits of income tax positions by recognizing the largest amount of income tax benefit more-likely-than-not to be realized upon resolution. Estimating this benefit involves, but is not limited to, interpreting complex tax laws in the multiple jurisdictions where we operate, evaluating the technical merits of each tax position and assessing amounts we would ultimately accept in a negotiated settlement with the tax authorities, if applicable. The complexities and judgment involved in estimating the Company's income tax positions could result in payments materially different than the liabilities previously recognized for such expected payments. Additionally, as new information becomes available (e.g., legislative changes or administrative rulings) changes in the Company's judgment and assumptions could result in adjustments to our existing income tax position recognition. Changes to these assumptions and estimates may increase or decrease our existing liabilities, resulting in additional income tax expense or benefit, respectively, which could materially affect our consolidated financial statements.

Legal Contingencies

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. An estimated loss from a loss contingency will be accrued as a charge to income if it is probable and the amount of the loss can be reasonably estimated. Significant judgment is required when we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss in determining whether an accrual of an estimated loss is appropriate. Changes in these factors could materially affect our consolidated financial statements.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. These rate changes may affect future income, cash flows and the fair value of the Company, its assets and its liabilities. In certain situations, we may seek to reduce volatility associated with changes in interest rates and foreign currency exchange rates by entering into derivative financial instruments intended to provide a hedge against a portion of the risks associated with such volatility. We continue to have exposure to such risks to the extent they are not hedged. We enter into derivative financial instruments to the extent they meet our objectives to reduce volatility in our results of operations and cash flows, and we do not use derivatives for speculative purposes.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate indebtedness. Our primary sensitivity in 2023 was to changes in one-month Secured Overnight Financing Rate ("SOFR"), as the interest rates on our Term Loans, which represent the majority of our variable-rate indebtedness, were based on this benchmark rate. We use an interest rate swap in order to maintain what we believe to be an appropriate level of exposure to interest rate variability. As of December 31, 2023, we held an interest rate swap for a portion of the Term Loans, through which we receive one-month term SOFR and pay a fixed rate. For our fixed-rate indebtedness, a change in interest rates impacts the fair value but generally does not have an impact on our future results of operations and cash flows.

The following table sets forth the current carrying values of our contractual maturities, total fair values and interest rates as of December 31, 2023 for our financial instruments that are materially affected by interest rate risk, including long-term debt and our interest rate swap:

	Maturities by Period						Carrying Value	Fair Value
	2024	2025	2026	2027	2028	Thereafter		
	(dollars in millions)							
Long-term debt[(1)]:								
Fixed-rate long-term debt	$ —	$ 500	$ —	$ 600	$ 500	$ 4,400	$ 6,000	$ 5,631
Weighted average fixed interest rate[(2)]							4.37 %	
Variable-rate long-term debt	$ —	$ —	$ —	$ —	$ 1,000	$ 2,119	$ 3,119	$ 3,129
Weighted average variable interest rate[(2)(3)]							7.38 %	
Interest rate swap[(4)]:								
Variable to fixed	$ —	$ —	$ 1,600	$ —	$ —	$ —	$ 1,600	$ 75
Variable interest rate receivable[(3)]							5.36 %	
Fixed interest rate payable							1.76 %	

[(1)] The carrying values exclude the deduction for unamortized deferred financing costs and any applicable discounts, as well as all finance lease liabilities and other debt of consolidated VIEs totaling $139 million and $9 million, respectively, as of December 31, 2023.
[(2)] The weighted average fixed interest rate is based on actual rates and the weighted average variable interest rate is based on the market rate that was applicable as of December 31, 2023.
[(3)] The variable interest rate receivable on the interest rate swap does not include fixed components of the overall variable interest rate, including applicable spreads.
[(4)] The carrying value reflects the notional amount and the variable interest rate receivable is based on the market rate prevailing as of December 31, 2023. We measure our derivative instruments at fair value and, as of December 31, 2023, our interest rate swap was in an asset position.

Refer to Note 11: "Fair Value Measurements" in our consolidated financial statements for additional information on the fair value measurements of our long-term debt and interest rate swap.

Foreign Currency Exchange Rate Risk

We conduct business in various currencies and are exposed to earnings and cash flow volatility associated with changes in foreign currency exchange rates. Our principal exposure results from management and franchise fees earned in foreign currencies, as well as revenues and expenses from our international leased hotels. The value of these revenues and expenses could change materially in relation to the functional currencies of the exposed entities and to our reporting currency, USD. We also have exposure from our international financial assets and liabilities, including certain intercompany financing arrangements not deemed to be permanently invested, the value of which could change materially in relation to the functional currencies of the exposed entities.

We use forward contracts designated as cash flow hedges to offset exposure from foreign currency exchange rate risks associated with certain of our management, franchise and other fees denominated in certain foreign currencies. We use forward contracts not designated as hedging instruments to offset exposure to foreign currency exchange rate fluctuations in certain cash and intercompany loan balances. We do not consider the fair value or earnings effect of these forward contracts to be material to our consolidated financial statements.

Item 8.　　　　　**Financial Statements and Supplementary Data**

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report on Internal Control Over Financial Reporting

Management of Hilton Worldwide Holdings Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets of the Company that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2023.

Ernst & Young LLP (PCAOB ID: 42), the independent registered public accounting firm that has audited the consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2023. The report is included herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
Hilton Worldwide Holdings Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Hilton Worldwide Holdings Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Hilton Worldwide Holdings Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, cash flows and stockholders' equity (deficit) for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 7, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Tysons, Virginia
February 7, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
Hilton Worldwide Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hilton Worldwide Holdings Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, cash flows and stockholders' equity (deficit) for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 7, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for the Loyalty Program

Description of the matter

The Company recognized $474 million of revenues during the year ended December 31, 2023 and had deferred revenues of $769 million and a liability for guest loyalty program of $2,732 million as of December 31, 2023 associated with the Hilton Honors guest loyalty and marketing program (the "Loyalty Program"). As discussed in Note 2 to the consolidated financial statements, the Company has a performance obligation to provide or arrange for the provision of goods or services, for free or at a discount, to Hilton Honors members in exchange for the redemption of points earned through participation in the Loyalty Program. The consideration for the Loyalty Program is received from hotel properties or other program partners at the time points are earned by Hilton Honors members. Such amounts are recognized as revenue when the related point obligation is satisfied based upon the estimated standalone selling price per point in excess of the related cost per point. Further, the Company earns licensing fees from its co-branded credit card arrangement, which are recognized as revenue when the points for Hilton Honors are issued, generally as spend with the co-branded credit card provider occurs.

Auditing the Loyalty Program is complex due to: (1) the complexity of models and high volume of data used to monitor and account for the Loyalty Program results, and (2) the complexity of estimating the standalone selling price of the performance obligations in the co-branded credit card arrangement.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process of accounting for the Loyalty Program during the year. For example, we tested controls over the accounting model and data used in recording revenue when Hilton Honors points are redeemed, as well as management's review of the assumptions and data inputs utilized in estimating the stand-alone selling price of the performance obligations identified in the co-branded credit card arrangement.

To test the recognition of revenue associated with the Loyalty Program, we performed audit procedures that included, among others, testing the clerical accuracy and consistency with US generally accepted accounting principles of the accounting model developed by the Company to recognize revenue associated with the Loyalty Program and testing significant inputs into the accounting model. As it relates to the co-branded credit card arrangement, we involved valuation professionals with specialized skills and knowledge and performed audit procedures that included, among others, testing the clerical accuracy and consistency with US generally accepted accounting principles of the valuation model used by the Company in estimating the standalone selling price of the identified performance obligations, testing significant inputs into the valuation model, and performing sensitivity analysis over the inputs to assess its impact on the determined standalone selling price.

Accounting for Income Taxes

Description of the matter

The Company recognized income tax expense of $541 million during the year ended December 31, 2023, and unrecognized tax benefits of $555 million as of December 31, 2023. As discussed in Note 2 to the consolidated financial statements, for all tax positions taken in a tax return, the Company will first determine whether it is more likely than not that a tax position will be sustained upon examination. If the Company determines that a position meets the more-likely-than-not recognition threshold, the benefit recognized in the financial statements is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

Auditing the accounting for income taxes is complex as a result of: (1) the judgment and estimation associated with both the identification and measurement of the Company's unrecognized tax benefits, including its evaluation of the technical merits related to matters for which no reserves or partial reserves have been recorded, and (2) the significant estimation associated with the measurement of unrecognized tax benefits outstanding as of the balance sheet date.

How we addressed the matter in our audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process of accounting for income taxes, including unrecognized tax benefits, during the year. For example, we tested management's controls over the review of tax positions taken by the Company to determine whether they met the threshold for recognition within the consolidated financial statements.
	To test the recognition of the Company's unrecognized tax benefits and measurement of unrecognized tax benefits, we involved tax professionals with specialized skills and knowledge to assess the technical merits of the Company's tax positions and performed audit procedures that included, among others, evaluation of communications with relevant taxing authorities, evaluation of whether management appropriately considered new information that could significantly change the recognition, measurement or disclosure of the unrecognized tax benefits, and testing the assumptions used by management in estimating the valuation of any associated liability.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

Tysons, Virginia
February 7, 2024

HILTON WORLDWIDE HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 800	$ 1,209
Restricted cash and cash equivalents	75	77
Accounts receivable, net of allowance for credit losses of $131 and $117	1,487	1,327
Prepaid expenses	131	105
Other	121	152
Total current assets (variable interest entities – $65 and $43)	2,614	2,870
Intangibles and Other Assets:		
Goodwill	5,052	5,032
Brands	4,846	4,840
Management and franchise contracts, net	1,064	887
Other intangible assets, net	173	161
Operating lease right-of-use assets	618	662
Property and equipment, net	382	280
Deferred income tax assets	140	204
Other	512	576
Total intangibles and other assets (variable interest entities – $112 and $152)	12,787	12,642
TOTAL ASSETS	$ 15,401	$ 15,512
LIABILITIES AND EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable, accrued expenses and other	$ 1,979	$ 1,790
Current maturities of long-term debt	39	39
Current portion of deferred revenues	502	433
Current portion of liability for guest loyalty program	1,202	1,110
Total current liabilities (variable interest entities – $50 and $45)	3,722	3,372
Long-term debt	9,157	8,708
Operating lease liabilities	808	832
Deferred revenues	1,132	986
Deferred income tax liabilities	401	735
Liability for guest loyalty program	1,530	1,285
Other	998	692
Total liabilities (variable interest entities – $137 and $188)	17,748	16,610
Commitments and contingencies – see Note 19		
Equity (Deficit):		
Common stock, $0.01 par value; 10,000,000,000 authorized shares, 253,488,288 outstanding as of December 31, 2023 and 267,860,301 outstanding as of December 31, 2022	3	3
Treasury stock, at cost; 80,807,049 shares as of December 31, 2023 and 65,217,085 shares as of December 31, 2022	(8,393)	(6,040)
Additional paid-in capital	10,968	10,831
Accumulated deficit	(4,207)	(5,190)
Accumulated other comprehensive loss	(731)	(706)
Total Hilton stockholders' deficit	(2,360)	(1,102)
Noncontrolling interests	13	4
Total deficit	(2,347)	(1,098)
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$ 15,401	$ 15,512

See notes to consolidated financial statements.

HILTON WORLDWIDE HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenues			
Franchise and licensing fees	$ 2,370	$ 2,068	$ 1,493
Base and other management fees	342	294	176
Incentive management fees	274	196	98
Owned and leased hotels	1,244	1,076	598
Other revenues	178	102	79
	4,408	3,736	2,444
Other revenues from managed and franchised properties	5,827	5,037	3,344
Total revenues	10,235	8,773	5,788
Expenses			
Owned and leased hotels	1,141	999	679
Depreciation and amortization	147	162	188
General and administrative	408	382	405
Impairment losses	38	—	—
Other expenses	112	60	45
	1,846	1,603	1,317
Other expenses from managed and franchised properties	6,164	5,076	3,454
Total expenses	8,010	6,679	4,771
Loss on sales of assets, net	—	—	(7)
Operating income	2,225	2,094	1,010
Interest expense	(464)	(415)	(397)
Gain (loss) on foreign currency transactions	(16)	5	(7)
Loss on debt extinguishment	—	—	(69)
Loss on investments in unconsolidated affiliate	(92)	—	—
Other non-operating income, net	39	50	23
Income before income taxes	1,692	1,734	560
Income tax expense	(541)	(477)	(153)
Net income	1,151	1,257	407
Net loss (income) attributable to noncontrolling interests	(10)	(2)	3
Net income attributable to Hilton stockholders	$ 1,141	$ 1,255	$ 410
Earnings per share:			
Basic	$ 4.36	$ 4.56	$ 1.47
Diluted	$ 4.33	$ 4.53	$ 1.46
Cash dividends declared per share	$ 0.60	$ 0.45	$ —

See notes to consolidated financial statements.

HILTON WORLDWIDE HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income	$ 1,151	$ 1,257	$ 407
Other comprehensive income (loss), net of tax benefit (expense):			
Currency translation adjustment, net of tax of $(4), $22 and $6	8	(8)	(29)
Pension liability adjustment, net of tax of $1, $18 and $(27)	(3)	(49)	80
Cash flow hedge adjustment, net of tax of $10, $(44) and $(10)	(31)	130	31
Total other comprehensive income (loss)	(26)	73	82
Comprehensive income	1,125	1,330	489
Comprehensive loss (income) attributable to noncontrolling interests	(9)	(2)	2
Comprehensive income attributable to Hilton stockholders	$ 1,116	$ 1,328	$ 491

See notes to consolidated financial statements.

HILTON WORLDWIDE HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended December 31,					
	2023		2022		2021	
Operating Activities:						
Net income	$	1,151	$	1,257	$	407
Adjustments to reconcile net income to net cash provided by operating activities:						
Amortization of contract acquisition costs		43		38		32
Depreciation and amortization expenses		147		162		188
Impairment losses		38		—		—
Loss on sales of assets, net		—		—		7
Loss (gain) on foreign currency transactions		16		(5)		7
Loss on debt extinguishment		—		—		69
Loss on investments in unconsolidated affiliate		92		—		—
Share-based compensation expense		169		162		193
Amortization of deferred financing costs and discounts		16		16		16
Deferred income taxes		(264)		34		(4)
Contract acquisition costs, net of refunds		(233)		(81)		(200)
Changes in operating assets and liabilities:						
Accounts receivable, net		(126)		(270)		(301)
Prepaid expenses		(27)		(21)		(22)
Other current assets		16		78		(107)
Accounts payable, accrued expenses and other		181		198		273
Change in operating lease right-of-use assets		73		105		96
Change in operating lease liabilities		(98)		(113)		(123)
Change in deferred revenues		215		174		(128)
Change in liability for guest loyalty program		337		31		(105)
Change in other liabilities		284		(11)		(111)
Other		(84)		(73)		(78)
Net cash provided by operating activities		1,946		1,681		109
Investing Activities:						
Capital expenditures for property and equipment		(151)		(39)		(35)
Issuance of financing receivables		(22)		(46)		(3)
Proceeds from (payments for) undesignated derivative financial instruments		(26)		79		(5)
Proceeds from asset dispositions		5		—		6
Capitalized software costs		(96)		(63)		(44)
Investments in unconsolidated affiliates		(15)		(53)		—
Other		—		(1)		24
Net cash used in investing activities		(305)		(123)		(57)
Financing Activities:						
Borrowings		609		23		1,510
Repayment of debt		(183)		(48)		(3,230)
Debt issuance costs and redemption premium		(20)		—		(76)
Dividends paid		(158)		(123)		—
Repurchases of common stock		(2,338)		(1,590)		—
Share-based compensation tax withholdings		(54)		(58)		(49)
Proceeds from share-based compensation		51		29		52
Settlements of interest rate swap with financing component		53		2		—
Net cash used in financing activities		(2,040)		(1,765)		(1,793)
Effect of exchange rate changes on cash, restricted cash and cash equivalents		(12)		(19)		(10)
Net decrease in cash, restricted cash and cash equivalents		(411)		(226)		(1,751)
Cash, restricted cash and cash equivalents, beginning of period		1,286		1,512		3,263
Cash, restricted cash and cash equivalents, end of period	$	875	$	1,286	$	1,512

See notes to consolidated financial statements. For supplemental disclosures, see Note 20: "Supplemental Disclosures of Cash Flow Information."

HILTON WORLDWIDE HOLDINGS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in millions)

| | Equity (Deficit) Attributable to Hilton Stockholders | | | | | | | |
| | Common Stock | | Treasury Stock | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Loss | Noncontrolling Interests | Total |
	Shares	Amount						
Balance as of December 31, 2020	277.6	$ 3	$ (4,453)	$ 10,552	$ (6,732)	$ (860)	$ 4	$(1,486)
Net income (loss)	—	—	—	—	410	—	(3)	407
Other comprehensive income (loss), net of taxes:								
Currency translation adjustment	—	—	—	—	—	(29)	—	(29)
Pension liability adjustment	—	—	—	—	—	79	1	80
Cash flow hedge adjustment	—	—	—	—	—	31	—	31
Other comprehensive income	—	—	—	—	—	81	1	82
Share-based compensation	1.5	—	10	168	—	—	—	178
Balance as of December 31, 2021	279.1	3	(4,443)	10,720	(6,322)	(779)	2	(819)
Net income	—	—	—	—	1,255	—	2	1,257
Other comprehensive income (loss), net of taxes:								
Currency translation adjustment	—	—	—	—	—	(8)	—	(8)
Pension liability adjustment	—	—	—	—	—	(49)	—	(49)
Cash flow hedge adjustment	—	—	—	—	—	130	—	130
Other comprehensive income[1]	—	—	—	—	—	73	—	73
Dividends	—	—	—	—	(123)	—	—	(123)
Repurchases of common stock	(12.3)	—	(1,608)	—	—	—	—	(1,608)
Share-based compensation	1.1	—	11	111	—	—	—	122
Balance as of December 31, 2022[2]	267.9	3	(6,040)	10,831	(5,190)	(706)	4	(1,098)
Net income	—	—	—	—	1,141	—	10	1,151
Other comprehensive income (loss), net of taxes:								
Currency translation adjustment	—	—	—	—	—	9	(1)	8
Pension liability adjustment	—	—	—	—	—	(3)	—	(3)
Cash flow hedge adjustment	—	—	—	—	—	(31)	—	(31)
Other comprehensive loss	—	—	—	—	—	(25)	(1)	(26)
Dividends	—	—	—	—	(158)	—	—	(158)
Repurchases of common stock[3]	(15.6)	—	(2,369)	—	—	—	—	(2,369)
Share-based compensation	1.2	—	16	137	—	—	—	153
Balance as of December 31, 2023[2]	253.5	$ 3	$ (8,393)	$ 10,968	$ (4,207)	$ (731)	$ 13	$(2,347)

---

[1] Amount related to noncontrolling interests was less than $1 million.

[2] As of December 31, 2023 and 2022, 3.0 billion shares of preferred stock with a par value of $0.01 were authorized with no such shares issued.

[3] Beginning January 1, 2023, amount includes excise tax as imposed by the Inflation Reduction Act of 2022.

See notes to consolidated financial statements.

Note 1: Organization

Hilton Worldwide Holdings Inc. (the "Parent," or together with its subsidiaries, "Hilton," "we," "us," "our" or the "Company"), a Delaware corporation, is one of the largest global hospitality companies and is engaged in managing, franchising, owning and leasing hotels and resorts, and licensing its intellectual property ("IP"), including brand names, trademarks and service marks.

Note 2: Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements present the consolidated financial position of Hilton as of December 31, 2023 and 2022 and the results of operations for the years ended December 31, 2023, 2022 and 2021.

Principles of Consolidation

Our consolidated financial statements include the accounts of our wholly owned subsidiaries and other non-wholly owned entities in which we have a controlling financial interest, including variable interest entities ("VIEs") for which we are the primary beneficiary. Non-wholly owned entities in which we have a controlling financial interest generally comprise majority owned entities that own or lease real estate.

The determination of a controlling financial interest is based upon the terms of the governing agreements of the respective entities, including the evaluation of rights held by third-party ownership interests. If the entity is considered to be a VIE, we evaluate whether we are the primary beneficiary and then consolidate those VIEs for which we have determined we are the primary beneficiary. If the entity in which we hold an interest does not meet the definition of a VIE, we evaluate whether we have a controlling financial interest through our voting interest in the entity, and, if we do, we consolidate the entity.

We hold interests in VIEs, for which we are not the primary beneficiary, that may provide us with the option to acquire an additional interest in such an entity at a predetermined amount, if certain contingent events occur. In a circumstance that we exercise or have the ability to exercise our option to acquire an additional interest in a VIE, we would reassess whether we are the primary beneficiary of the VIE. If we determine that we are the primary beneficiary of the VIE, we would be required to consolidate the total assets, liabilities and results of operations of the VIE on the date that we became the primary beneficiary. If such consolidation is required, the amounts may be material.

All material intercompany transactions and balances have been eliminated in consolidation. References in these financial statements to net income (loss) attributable to Hilton stockholders and Hilton stockholders' equity (deficit) do not include noncontrolling interests, which represent the third-party ownership interests of our consolidated, non-wholly owned entities and are reported separately.

Use of Estimates

The preparation of financial statements in conformity with United States ("U.S.") generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported and, accordingly, ultimate results could differ from those estimates.

Summary of Significant Accounting Policies

Revenue Recognition

Revenues are primarily derived from: (i) fees earned from management and franchise contracts with third-party hotel owners; (ii) fees earned from license agreements with strategic partners, including co-branded credit card providers, and Hilton Grand Vacations Inc. ("HGV"); and (iii) our owned and leased hotels. The majority of our performance obligations are promises to provide a series of distinct goods or services, for which we receive variable consideration through our management and franchise fees or fixed consideration through our owned and leased hotels. We allocate the variable fees to the distinct

services to which they relate applying the prescribed variable consideration allocation guidance, and we allocate fixed consideration to the related performance obligations based on their estimated standalone selling prices.

We do not adjust the promised amount of consideration for the effects of a significant financing component when it is our expectation, at contract inception, that the period between our transfer of a promised good or service to a customer and when the customer pays for that good or service will be twelve months or less, which it is in substantially all cases. Additionally, we do not typically include extended payment terms in our contracts with customers.

Management and franchise revenues

We identified the following performance obligations in connection with our management and franchise contracts:

- *IP licenses* grant the licensee the right to access our IP, including brand IP, reservations systems and property management systems.

- *Hotel management services* include providing day-to-day management services in the operation of the hotels for the hotel owners.

- *Development services* include providing consultative services (e.g., design assistance and contractor selection) to the third-party hotel owner to assist with the construction of the hotel prior to the hotel opening.

- *Pre-opening services* include providing services (e.g., advertising, budgeting, e-commerce strategies and food and beverage testing) to the third-party hotel owner to assist in preparing for the hotel opening.

- *Rewards from Hilton Honors, our guest loyalty program,* provide substantive rights for free or discounted goods or services to Hilton Honors members.

Each of the identified performance obligations is considered to be a series of distinct services transferred over time, except for the performance obligation related to rewards from Hilton Honors, which is satisfied at the point in time when a Hilton Honors point is redeemed by the Hilton Honors member. For the performance obligations other than the one related to rewards from the Hilton Honors program, while the underlying activities may vary from day to day, the nature of the commitments are the same each day, and the property owner can independently benefit from each day's services. Management and franchise fees are typically based on the sales or usage of the underlying hotel, with the exception of fixed upfront fees, which usually represent an insignificant portion of the transaction price.

Franchise and licensing fees represent fees earned in connection with the licensing of one of our brands, usually under a long-term contract with a hotel owner, as well as fees from license agreements for the use of our IP, and include the following:

- *Royalty fees* are generally based on a percentage of the hotel's monthly gross room revenue and, in some cases, may also include a percentage of gross food and beverage revenues and other revenues, as applicable. These fees are typically billed and collected monthly, and revenue is generally recognized as services are provided.

- *Application, initiation and other fees* are charged when: (i) new hotels enter our system; (ii) there is a change of ownership of a hotel; or (iii) contracts with hotels already in our system are extended. These fees are typically fixed and collected upfront and are recognized as revenue over the term of the franchise contract. We do not consider this advance consideration to include a significant financing component, since it is used to protect us from the hotel owner failing to adequately complete some or all of its obligations under the contract, including establishing and maintaining the hotel in accordance with our standards.

- *Licensing fees* for the use of our IP are earned from: (i) strategic partnerships, including from co-branded credit card arrangements, which are recognized as revenue when points for Hilton Honors are issued, generally as spend with the strategic partner or co-branded credit card provider occurs (see further discussion below under "Hilton Honors") and (ii) a license agreement with HGV for its timeshare business, which are typically billed monthly and recognized as revenue at the same time the fees are billed.

Management fees represent fees earned from hotels that we manage, usually under a long-term contract with a hotel owner, and include the following:

- *Base management fees* are generally based on a percentage of the hotel's monthly gross operating revenue. Base management fees are typically billed and collected monthly, and revenue is generally recognized as services are provided.

- *Incentive management fees* are generally based on a percentage of the hotel's operating profits, normally over a one-calendar year period (the "incentive period"), and, in some cases, may be subject to a stated return threshold to the hotel owner. Incentive management fee revenue is recognized on a monthly basis, but only to the extent the cumulative fee earned does not exceed the probable fee for the incentive period. Incentive management fee payment terms vary, but they are generally billed and collected monthly or annually upon completion of the incentive period.

Consideration paid or anticipated to be paid to incentivize hotel owners to enter into management and franchise contracts with us is amortized over the life of the applicable contract, generally including any extension periods that are at our sole option, as a reduction to base and other management fees and franchise and licensing fees, respectively.

We do not estimate revenues expected to be recognized related to our unsatisfied performance obligations for our: (i) royalty fees, since they are considered sales-based royalty fees recognized as hotel room sales occur in exchange for licenses of our IP over the terms of the franchise contracts and (ii) other licensing fees, base management fees and incentive management fees since they are allocated entirely to the wholly unsatisfied promise to transfer IP or provide management services, respectively, which form part of a single performance obligation in a series, over the term of the individual contract.

Other revenues from managed and franchised properties represent amounts that are contractually reimbursed to us by property owners, either directly as costs are incurred or indirectly through monthly program fees related to certain costs and expenses supporting the operations of the related properties, and include the following:

- *Direct reimbursements* primarily include payroll and related costs of managed hotels, if the managed hotel employees are legally employed by us. Direct reimbursements are contractually reimbursed to us by the hotel owners as expenses are incurred. We have no legal responsibility for the employee liabilities related to certain of our managed properties, predominately those located outside of the U.S., where we are not the legal employer, as well as the employees or the liabilities associated with operating franchised properties. Revenue is recognized based on the amount of expenses incurred by Hilton, which are presented as other expenses from managed and franchised properties in our consolidated statement of operations, that are then reimbursed to us by the property owner typically on a monthly basis, which results in no net effect on operating income (loss) or net income (loss).

- *Indirect reimbursements* include marketing and sales expenses and other expenses associated with our brand programs and shared services, which are paid from program fees collected by Hilton from our managed and franchised properties. Indirect reimbursements are typically billed and collected monthly, based on the underlying hotel's sales or usage (e.g., gross room revenue or number of reservations processed), and revenue is generally recognized as services are provided. System implementation fees charged to property owners are deferred and recognized as revenue over the term of the management or franchise contract. The expenses incurred by Hilton to operate the marketing, sales and brand programs and shared services are recognized as incurred and are presented as other expenses from managed and franchised properties in our consolidated statement of operations.

The management and franchise fees and reimbursements from third-party property owners are allocated to the performance obligations and the distinct services to which they relate using their estimated standalone selling prices. The terms of the fees earned under the contract relate to a specific outcome of providing the services (e.g., hotel room sales) or to Hilton's efforts (e.g., costs) to satisfy the performance obligations. Using time as the measure of progress, we recognize fee revenue and indirect reimbursements in the period earned per the terms of the contract and revenue related to direct reimbursements in the period in which the cost is incurred. Our accounts receivable primarily consist of amounts due from the hotel owners with whom we have management and franchise contracts, including the reimbursements that we have incurred on behalf of our managed and franchised properties.

Owned and leased hotels revenues

We identified the following performance obligations in connection with our owned and leased hotels revenues, with such revenues recognized as the respective performance obligations are satisfied, which results in recognizing the amount we expect to be entitled to for providing the goods or services:

- *Cancellable room reservations or ancillary services* are typically satisfied as the good or service is transferred to the hotel guest, which is generally when the room stay occurs.

- *Noncancellable room reservations and banquet or conference reservations* represent a series of distinct goods or services provided over time and satisfied as each distinct good or service is provided, which is reflected by the duration of the reservation.

- *Substantive rights for free or discounted goods or services* are satisfied when the underlying free or discounted good or service is provided to the hotel guest.

- *Other ancillary goods and services* are purchased independently of the room reservation at standalone selling prices and are considered separate performance obligations, which are satisfied when the related good or service is provided to the hotel guest.

- *Components of package reservations* for which each component could be sold separately to other hotel guests are considered separate performance obligations and are satisfied as set forth above.

Owned and leased hotels revenues primarily consist of hotel room sales, revenues from accommodations sold in conjunction with other services (e.g., package reservations), food and beverage sales and sales of other ancillary goods and services (e.g., parking) related to consolidated owned and leased hotels. Revenue is recognized when a room stay occurs or goods and services have been provided. Payment terms typically align with when the goods and services are provided. Owned and leased hotels revenues are reduced upon issuance of Hilton Honors points for Hilton Honors members' paid stay transactions and are recognized when Hilton Honors points are redeemed for a free or discounted stay at an owned or leased hotel (see the "Hilton Honors" section below for additional information).

Although the transaction prices of hotel room sales, goods and other services are generally fixed and based on the respective room reservation or other agreement, an estimate to reduce the transaction price is required if a discount is expected to be provided to the customer. For package reservations, the transaction price is allocated to the performance obligations within the package based on the estimated standalone selling prices of each component. On occasion, the hotel may also provide the customer with a substantive right to a free or discounted good or service in conjunction with a room reservation or banquet contract (e.g., free breakfast or free room night for every four room nights reserved). This substantive right is considered a separate performance obligation to which a portion of the transaction price is allocated based on the estimated standalone selling price of the good or service, adjusted for the likelihood the hotel guest will exercise such right, and it is recognized as revenue when the good or service is redeemed.

Other revenues

Other revenues primarily includes revenues generated by our purchasing operations for our owned, leased, managed and franchised hotels, as well as from properties outside of our system that participate in our purchasing programs. Purchasing revenues include any amounts we expect to retain for vendor rebate arrangements related to purchases made directly by managed and franchised properties, as well as properties outside of our system, through our purchasing programs.

Taxes and fees collected on behalf of governmental agencies

We are required to collect certain taxes and fees from customers on behalf of governmental agencies and remit these back to the applicable governmental agencies on a periodic basis. We have a legal obligation to act as a collection agent. We do not retain these taxes and fees, and, therefore, they are not included in our measurement of transaction prices. We have elected to present revenue net of sales taxes and other similar taxes. We record a liability when the amounts are collected and relieve the liability when payments are made to the applicable taxing authority or other appropriate governmental agency.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities, when purchased, of three months or less.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents include cash balances established as collateral for certain guarantees and insurance, including self-insurance and furniture, fixtures and equipment replacement ("FF&E") reserves required under certain lease agreements.

Allowance for Credit Losses

An allowance for credit losses is provided on our financial instruments, primarily accounts receivable and notes receivable, which are included in other current assets and other assets in our consolidated balance sheet. Expected credit losses are also recorded on off-balance-sheet commitments, such as guarantees, letters of credit and financing commitments. Our expected credit losses are based on historical collection activity, the nature of the financial instrument, geographic considerations, current and forecasted business conditions and, in the case of off-balance-sheet commitments, the probability that funding will be required.

Goodwill

Goodwill represents the future economic benefits arising from assets acquired in a business combination that are not individually identified and separately recognized. In connection with the 2007 transaction whereby we became a wholly owned subsidiary of affiliates of Blackstone Inc. (the "Merger"), we recorded goodwill representing the excess purchase price over the fair value of the identified assets and liabilities.

We do not amortize goodwill, but rather evaluate goodwill for potential impairment on an annual basis or at other times during the year if indicators of impairment exist. Our reporting units are the same as our operating segments as described in Note 18: "Business Segments." We evaluate goodwill for potential impairment by comparing the carrying value of the reporting unit to its fair value. When we evaluate goodwill for potential impairment, generally, we first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we determine qualitatively that it is more likely than not that the fair value of a reporting unit is less than its carrying value, or if we decide to bypass the qualitative assessment, we perform a quantitative analysis. The quantitative analysis is used to identify both the existence of impairment and the amount of the impairment loss by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. The estimated fair value is based on forward-looking estimates of performance and cash flows of our reporting units, which are based on historical operating results, adjusted for current and expected future market conditions, as well as various internal projections and external sources. If the carrying value of the reporting unit exceeds its estimated fair value, an impairment loss would be recognized in our consolidated statement of operations in an amount equal to the excess of the carrying value over the estimated fair value, limited to the total amount of goodwill allocated to that reporting unit.

As of December 31, 2023 and 2022, our goodwill balance was only attributable to our management and franchise reporting unit, which had no accumulated impairment losses as of either date. The changes in our goodwill balances during the years ended December 31, 2023 and 2022 were due to foreign currency translation.

Brands

Brands intangible assets were initially recorded at their fair value at the time of the Merger for the portfolio of brands that existed at the time of the Merger, using the relief-from-royalty valuation approach for owned and leased hotels and the excess earnings method for managed and franchised hotels. There are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of these brands, and, accordingly, the useful lives of these brands are considered to be indefinite. A portion of our brands intangible assets are denominated in foreign currencies and, as such, a period over period change in these assets is attributable to fluctuations in foreign currency exchange rates. We have not recorded any intangible assets for brands that were launched subsequent to the Merger.

We evaluate our indefinite-lived brands intangible assets for impairment on an annual basis or at other times during the year if indicators of impairment exist. When we evaluate our brands intangible assets for potential impairment, generally, we

first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the asset is less than its carrying value. If we determine qualitatively that the fair value of the asset is more likely than not less than its carrying value, or if we decide to bypass the qualitative assessment, we perform a quantitative analysis. The estimated fair value of the brand intangible asset is based on internal projections of expected future cash flows generated by the brand. If the carrying value of the brand intangible asset exceeds its estimated fair value, an impairment loss would be recognized in our consolidated statement of operations in an amount equal to the excess of the carrying value over the estimated fair value.

Intangible Assets with Finite Useful Lives

We capitalize consideration paid to incentivize hotel owners to enter into management and franchise contracts with us as contract acquisition costs and the incremental costs to obtain the contracts as development commissions and other, both of which are generally fixed. We also capitalize costs incurred to develop internal-use computer software and costs to acquire software licenses, as well as internal and external costs incurred in connection with the development of upgrades or enhancements that result in additional information technology functionality. Additionally, certain finite-lived intangible assets were initially recorded at their fair value at the time of the Merger. As of January 1, 2021 the only remaining finite-lived intangible assets resulting from the Merger related to leases, international management contracts and our Hilton Honors guest loyalty program. The assets related to the international management contracts and Hilton Honors, which both had useful lives of 16 years, were fully amortized during the year ended December 31, 2023.

Intangible assets with finite useful lives are amortized using the straight-line method over their respective estimated useful lives, which for contract acquisition costs and development commissions and other is the contract term, generally including any extension periods that are at our sole option. The estimated useful lives of our finite-lived intangible assets are generally as follows: (i) management contract acquisition costs and development commissions and other (20 to 30 years); (ii) franchise contract acquisition costs and development commissions and other (10 to 20 years); (iii) leases (16 to 35 years); and (iv) capitalized software costs (3 years). In our consolidated statement of operations, the amortization of these intangible assets, excluding contract acquisition costs, is included in depreciation and amortization expenses and the amortization of contract acquisition costs is recognized as a reduction to franchise and licensing fees or base and other management fees, depending on the contract type. Costs incurred prior to the acquisition of a contract, such as external legal costs, are expensed as incurred and included in general and administrative expenses in our consolidated statement of operations. Cash flows for contract acquisition costs and development commissions and other are included as operating activities in our consolidated statement of cash flows, and cash flows for capitalized software costs are included as investing activities.

We evaluate the carrying value of all finite-lived intangible assets for indicators of impairment, and, if such indicators exist, we perform an analysis to determine the recoverability of the asset group by comparing the expected undiscounted future cash flows to the net carrying value of the asset group. If the carrying value of the asset group is not recoverable and it exceeds the estimated fair value of the asset group, we recognize an impairment loss in our consolidated statement of operations for the amount by which the carrying value exceeds the estimated fair value. We allocate the impairment loss related to the asset group among the various assets within the asset group pro rata based on the relative carrying values of the respective assets.

Property and Equipment

Property and equipment are recorded at cost. Costs of improvements that extend the economic life or improve service potential are also capitalized. Capitalized costs are depreciated over their estimated useful lives. Costs for normal repairs and maintenance are expensed as incurred. Right-of-use ("ROU") assets of finance leases are included in property and equipment, net in our consolidated balance sheet; refer to "Leases" below for additional information.

Depreciation is recorded using the straight-line method over the assets' estimated useful lives, which are generally: (i) 8 to 40 years for buildings and improvements; (ii) 3 to 8 years for furniture and equipment; and (iii) 3 to 5 years for computer equipment. Leasehold improvements are depreciated over the shorter of the estimated useful life, based on the estimates above, or the remaining lease term.

We evaluate the carrying value of our property and equipment for indicators of impairment, and, if such indicators exist, we perform an analysis to determine the recoverability of the asset group by comparing the estimated undiscounted future cash flows to the net carrying value of the asset group. If the carrying value of the asset group is not recoverable and it exceeds the estimated fair value of the asset group, we recognize an impairment loss in our consolidated statement of operations for the amount by which the carrying value exceeds the estimated fair value. We allocate the impairment loss related to the asset group among the various assets within the asset group pro rata based on the relative carrying values of the respective assets.

Leases

We determine if a contract is or contains a lease at the inception of the contract, and we classify that lease as a finance lease if it meets certain criteria or as an operating lease when it does not. We reassess if a contract is or contains a lease upon modification of the contract. For contracts in which we are the lessee that contain fixed payments for both lease and non-lease components, we have elected to account for these components as a single lease component.

At the commencement date of a lease, we recognize a lease liability for future fixed lease payments and a ROU asset representing our right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes lessor options to renew the lease within the lessor's control and lessee options to extend the lease and periods occurring after a lessee early termination option, only to the extent it is reasonably certain that we will exercise such extension options and not exercise such early termination options, respectively. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or our incremental borrowing rate. Current and long-term portions of operating lease liabilities are classified as accounts payable, accrued expenses and other and operating lease liabilities, respectively, and current and long-term portions of finance lease liabilities are classified as current maturities of long-term debt and long-term debt, respectively, in our consolidated balance sheet.

The ROU asset is measured as the amount of the lease liability with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by us, deferred rent and lease incentives. In our consolidated balance sheet, ROU assets of operating leases are included in operating lease right-of-use assets and ROU assets of finance leases are included in property and equipment, net. We evaluate the carrying value of our ROU assets for indicators of impairment, and, if such indicators exist, we perform an analysis to determine the recoverability of the asset group by comparing the estimated undiscounted future cash flows to the net carrying value of the asset group. If the carrying value of the asset group is not recoverable and it exceeds the estimated fair value of the asset group, we recognize an impairment loss in our consolidated statement of operations for the amount by which the carrying value exceeds the estimated fair value. We allocate the impairment loss related to an asset group among the various assets within the asset group pro rata based on the relative carrying values of the respective assets.

Depending on the individual agreement, our operating leases may require: (i) fixed lease payments, or minimum payments, as contractually stated in the lease agreement; (ii) variable lease payments, which, for our hotels, are generally based on a percentage of the hotel's revenues or profits or result from changes in inflationary indices; or (iii) lease payments equal to the greater of the fixed or variable lease payments. In addition, during the term of our hotel leases, we may be required to pay some, or all, of the capital costs for FF&E and leasehold improvements in the hotel property. For operating leases, lease expense relating to fixed payments is recognized on a straight-line basis over the lease term, and lease expense related to variable payments is expensed as incurred, with amounts recognized in owned and leased hotels expenses, general and administrative expenses and other expenses from managed and franchised properties in our consolidated statement of operations. For operating leases for which the ROU asset has been impaired, the lease expense is determined as the sum of the amortization of the ROU asset remaining after impairment, if any, on a straight-line basis over the remaining term of the lease and the accretion of the lease liability based on the discount rate applied to the lease liability. For finance leases, the amortization of the ROU asset is recognized over the shorter of the lease term or useful life of the underlying asset within depreciation and amortization expenses and other expenses from managed and franchised properties in our consolidated statement of operations. The interest expense related to finance leases, including any variable lease payments, is recognized in interest expense in our consolidated statement of operations.

Contract Liabilities

Contract liabilities primarily relate to: (i) amounts received when points are issued for the Hilton Honors program, but for which revenue is not yet recognized, since the related points are not yet redeemed; and (ii) advance consideration received from hotel owners for services considered to be part of the contract's performance obligations, such as application, initiation and other fees and system implementation fees. Contract liabilities related to amounts received for points issued for the Hilton Honors program are recognized as revenue when the points are redeemed for a free or discounted good or service by the Hilton Honors program member. Contract liabilities related to advance consideration received from hotel owners are recognized ratably as revenue over the term of the related contract. Contract liabilities are included in current and long-term deferred revenues in our consolidated balance sheet, with the current portion based on our estimates of the amounts that will be recognized in the next twelve months.

Hilton Honors

Hilton Honors is our guest loyalty program provided to our properties. All of our managed, franchised, owned and leased properties participate in the Hilton Honors program. Hilton Honors members earn points based on their spend at our participating properties and through participation in affiliated strategic partner programs, including co-branded credit card arrangements. When points are earned by Hilton Honors members, they are provided with a substantive right to free or discounted goods or services in the future upon accumulation of the required number of Hilton Honors points. Points may be redeemed for the right to stay at participating properties, as well as for other goods and services from third parties, including, but not limited to, airlines, car rentals, cruises, vacation packages, shopping and dining.

As points are issued to a Hilton Honors member, the property or strategic partner pays Hilton based on an estimated cost per point equal to the cost of operating the program, which includes marketing, promotion, communication and administrative expenses, as well as the estimated cost of reward redemptions. When we receive payments related to the issuance of points, we record amounts equal to the estimated cost per point of the future redemption obligation within liability for guest loyalty program and any amounts received in excess of the estimated cost per point within deferred revenues in our consolidated balance sheet. For the Hilton Honors fees that are charged to the participating properties, we allocate such fees to the substantive right created by the Hilton Honors points that are issued using the variable consideration allocation guidance, since the fees are directly related to the issuance of Hilton Honors points to the Hilton Honors member and Hilton's efforts to satisfy the future redemption of those Hilton Honors points. We engage third-party actuaries annually to assist in determining the estimated cost per point of the future reward redemption obligation using a discount rate and statistical formulas that project future point redemptions based on our historical experience and future expectations. Factors used in the estimate include: (i) an estimate of points that will eventually be redeemed, which includes an estimate of breakage (i.e., points that will never be redeemed), (ii) an estimate of when such points will be redeemed and (iii) an estimate of the cost of reimbursing managed and franchised properties and other third parties for redemptions. When points are issued as a result of a stay by a Hilton Honors member at an owned or leased hotel, we recognize a reduction in owned and leased hotels revenues, since we are also the program sponsor. We estimate the current portions of our liability for guest loyalty program and Hilton Honors deferred revenues based on the total point redemptions and, for the liability for guest loyalty program, also breakage that is expected to occur within the next 12 months; these amounts are presented as current portion of liability for guest loyalty program and current portion of deferred revenues in our consolidated balance sheet.

The transaction prices for the Hilton Honors points issued are reduced by the expected payments to the managed and franchised properties and other third parties that will provide the free or discounted good or service using the actuarial projection of the cost per point. The remaining transaction price is then further allocated to the points that are expected to be redeemed, adjusting the points that are issued for estimated breakage, and recognized when those points are redeemed. While the points are outstanding, both the estimate of the expected payments to third parties (i.e., cost per point redeemed) and the estimated breakage are reevaluated. The combined estimate yields the amount of revenue that will be recognized when our point obligation is satisfied and is adjusted so that the final amount allocated to the substantive right of the Hilton Honors member to redeem their points for free or discounted goods and services is reflective of the amount retained by Hilton after the cost of providing the free or discounted goods and services.

We also earn licensing fees from strategic partnerships, including co-branded credit card arrangements (see "Management and franchise revenues" within the "Revenue Recognition" section above). The consideration received is allocated based on the estimated standalone selling prices between two performance obligations: (i) an IP license using the relief-from-royalty valuation method; and (ii) substantive rights for free or discounted goods or services to the Hilton Honors members using a discounted cash flow analysis adjusted for an appropriate margin.

We satisfy our performance obligation related to the IP license over time as the strategic partner simultaneously receives and consumes the benefits of the goods or services provided, and we satisfy our performance obligation related to points issued under the Hilton Honors program when points are redeemed for a free or discounted good or service by the Hilton Honors members. Hilton reimburses managed and franchised properties and other third parties when points are redeemed by Hilton Honors members for stays at the participating properties or for other goods or services from the third-party providers, respectively, at which time the redemption obligation is reduced and the related deferred revenue is recognized in other revenues from managed and franchised properties in our consolidated statement of operations. Additionally, when Hilton Honors members redeem points for a free or discounted stay at our owned and leased hotels, we recognize room revenue, included in owned and leased hotels revenues in our consolidated statement of operations. During the year ended December 31, 2023, we recognized an aggregate of $474 million of revenue related to Hilton Honors, including amounts related to point redemptions, which were recognized in other revenues from managed and franchised properties, and amounts related to licensing fees, which were recognized in franchise and licensing fees.

Fair Value Measurements – Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (i.e., an exit price). We use the three-level valuation hierarchy for classification of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our own assumptions about the data market participants would use in pricing the asset or liability developed based on the best information available to us in the specific circumstances. The three-tier hierarchy of inputs is summarized below:

- Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

- Level 3 – Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety. Proper classification of fair value measurements within the valuation hierarchy is considered each reporting period. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

Estimates of the fair values of our financial instruments and nonfinancial assets are determined using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop the estimated fair values and the classification within the valuation hierarchy. We have not elected the fair value measurement option for any of our financial assets or liabilities.

Derivative Instruments

We use derivative instruments as part of our overall strategy to manage our exposure to market risks associated with fluctuations in interest rates and foreign currency exchange rates. We regularly monitor the financial stability and credit standing of the counterparties to our derivative instruments. We do not enter into derivative financial instruments for speculative purposes.

We record all derivatives at fair value. On the date the derivative contract is entered into, we may designate the derivative as a hedging instrument, and, if so, we formally document all relationships between hedging activities, including the risk management objective and strategy for undertaking various hedge transactions. We generally enter into cash flow hedges (i.e., a hedge of a specific forecasted transaction or the variability of cash flows to be paid), and, in the past, we also entered into net investment hedges (i.e., a hedge of an investment in a foreign operation). Changes in the fair value of a derivative that is qualified and designated as a cash flow hedge or net investment hedge are recorded in other comprehensive income (loss) in our consolidated statement of comprehensive income (loss) until they are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. If we do not specifically designate the derivative as a cash flow hedge or another type of hedging instrument, changes in the fair value of the undesignated derivative instrument are reported in current period earnings. Cash flows from designated derivative financial instruments are classified within the same category as the item being hedged in the consolidated statement of cash flows, while cash flows from undesignated derivative financial instruments are included as an investing activity.

We perform an initial prospective assessment of hedge effectiveness on a quantitative basis between the inception date and the earlier of the first quarterly hedge effectiveness date or the issuance of the financial statements that include the hedged transaction. On a quarterly basis, we assess the effectiveness of our designated hedges in offsetting the variability in the cash flows using a statistical method. This method compares the cumulative change in fair value of each hedging instrument to the cumulative change in fair value of a hypothetical hedging instrument, which has terms that identically match the critical terms of the respective hedged transactions. Thus, the hypothetical hedging instrument is presumed to perfectly offset the hedged cash flows. Ineffectiveness results when the cumulative change in the fair value of the hedging instrument exceeds the cumulative change in the fair value of the hypothetical hedging instrument. We would discontinue hedge accounting prospectively if we

voluntarily choose to do so, when the derivative is no longer highly effective as a hedge, the underlying hedged transaction is no longer probable or the hedging instrument expires, is sold, terminated or exercised.

Currency Translation

The U.S. dollar ("USD") is our reporting currency and is the functional currency of our entities operating in the U.S. The functional currency for our entities operating outside of the U.S. is the currency of the primary economic environment in which the respective entity operates, unless it is considered a highly inflationary economy in which case the functional currency of that entity is the currency of its immediate parent. Assets and liabilities measured in foreign currencies are translated into USD at the prevailing foreign currency exchange rates in effect as of the financial statement date and the related gains and losses, net of applicable deferred income taxes, are reflected in accumulated other comprehensive income (loss) in our consolidated balance sheet. Income and expense accounts are translated at the average foreign currency exchange rate for the period. Gains and losses from foreign currency exchange rate changes related to transactions denominated in a currency other than an entity's functional currency or intercompany receivables and payables denominated in a currency other than an entity's functional currency that are not of a long-term investment nature are recognized within gain (loss) on foreign currency transactions in our consolidated statement of operations. Where certain specific evidence indicates intercompany receivables and payables will not be settled in the foreseeable future and are of a long-term nature, gains and losses from foreign currency exchange rate changes are recognized as currency translation adjustment within other comprehensive income (loss) in our consolidated statement of comprehensive income (loss).

Insurance

We are self-insured for losses up to our third-party insurance deductibles for domestic general liability, auto liability, workers' compensation, employment practices liability and crime insurance at our owned, leased and managed hotels that participate in our insurance programs, in addition to other corporate related coverages. We are also self-insured for health coverages for some of our U.S. and Puerto Rico employees, which include those working at our corporate operations and managed hotels, with purchased insurance protection for costs over specified thresholds. In addition, through our captive insurance subsidiary, we participate in reinsurance arrangements that provide coverage and/or act as a financial intermediary for claim payments on our self-insurance program. These obligations and reinsurance arrangements can cause timing differences in the recognition of assets, liabilities, gains and losses between reporting periods, although we expect these amounts to ultimately offset when the related claims are settled. Our insurance reserves are accrued based on the estimated ultimate cost to us of claims that occurred during the covered period, which includes claims incurred but not reported, for which we will be responsible. These estimates are prepared with the assistance of third-party actuaries and consultants. The ultimate cost of claims for a covered period are reviewed at least annually, or more frequently as circumstances dictate, and are adjusted based on the latest information available to us, which may differ from our original estimates.

Share-Based Compensation

Our share-based compensation primarily consists of awards that we grant to eligible employees under the Hilton 2017 Omnibus Incentive Plan (the "2017 Plan") and includes time-vesting restricted stock units ("RSUs"), nonqualified stock options ("options") and performance-vesting RSUs ("performance shares") to our eligible employees:

•   *RSUs* vest in equal annual installments over two or three years from the date of grant. Vested RSUs generally will be settled for the Company's common stock, with the exception of certain awards that will be settled in cash. The grant date fair value per share is equal to the closing stock price on the date of grant.

•   *Options* vest in equal annual installments over three years from the date of grant and terminate 10 years from the date of grant or earlier if the individual's service terminates under certain circumstances. The grant date fair value per share is estimated using the Black-Scholes-Merton option-pricing model. The exercise price is equal to the closing stock price on the date of grant. Upon the exercise of stock options, new shares of our common stock are issued.

•   *Performance shares* vest three years from the date of grant based on a set of specified performance measures over a defined performance period. The grant date fair value is equal to the closing stock price on the date of grant. The total number of performance shares that vest related to each performance measure is based on an achievement factor that ranges from zero percent to 200 percent, with 100 percent being the target.

We recognize these share-based payment transactions when services from the employees are rendered and recognize either a corresponding increase in additional paid-in capital or accounts payable, accrued expenses and other in our consolidated

balance sheet, depending on whether the instruments granted satisfy the equity or liability classification criteria, respectively. The measurement objective for these equity awards is the estimated fair value at the date of grant of the equity instruments that we are obligated to issue when employees have rendered the requisite service and satisfied any other conditions necessary to earn the right to benefit from the instruments. The compensation expense for an award classified as an equity instrument is recognized ratably over the requisite service period, which is the period during which an employee is required to provide service in exchange for an award. Liability awards are measured based on the award's estimated fair value, and the fair value is remeasured at each reporting date until the date of settlement. For such liability awards, compensation expense for each period until settlement is based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered as of the reporting date) in the fair value of the instrument for each reporting period. Compensation expense for awards with a performance condition is dependent on the expected achievement percentage of such awards, which is reassessed each reporting period from the date of grant through the vesting date of such performance awards, and is recognized over the requisite service period if it is probable that the performance condition will be satisfied. If such performance conditions are not or are no longer considered probable to be satisfied, no compensation expense for these awards is recognized, and any previously recognized expense related to awards that are determined to be improbable of achievement is reversed. Additionally, we have a retirement provision whereby the vesting date for eligible participants is accelerated based on certain criteria, and we recognize total compensation expense for these awards through the accelerated vesting date. We recognize forfeitures of share-based compensation awards as they occur. Share-based compensation expense is recognized in owned and leased hotels expenses, general and administrative expenses and other expenses from managed and franchised properties in our consolidated statement of operations.

Income Taxes

We account for income taxes using the asset and liability method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and to recognize the deferred tax assets and liabilities that relate to tax consequences in future years, which result from differences between the respective tax basis of assets and liabilities and their financial reporting amounts and tax attribute carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which the respective temporary differences or tax attribute carryforwards are expected to be recovered or settled. The realization of deferred tax assets is contingent upon the generation of future taxable income and other restrictions that may exist under the tax laws of the jurisdiction in which a deferred tax asset exists. Valuation allowances are provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized.

We are taxed on global intangible low-tax income ("GILTI") earned by certain foreign subsidiaries. We recognize the current tax on GILTI as an expense in the period the tax is incurred.

We use a prescribed more-likely-than-not recognition threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return if there is uncertainty in income taxes recognized in the consolidated financial statements. For all income tax positions, we first determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of each evaluated tax position and the amounts we would ultimately accept in a negotiated settlement with tax authorities. If it is determined that a position meets the more-likely-than-not recognition threshold, the benefit recognized in the financial statements is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

Loss Contingencies

We are involved in various claims and lawsuits arising in the ordinary course of business, the outcomes of which are subject to significant uncertainty. An estimated loss from a loss contingency will be accrued as a charge to income if it is probable a loss has been incurred and the amount of the loss can be reasonably estimated.

Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07 ("ASU 2023-07"), *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* which requires, among other things, the following: (i) enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included in a segment's reported measure of profit or loss; (ii) disclosure of the amount and description of the composition of other segment items, as defined in ASU 2023-07, by reportable segment; and (iii) reporting the disclosures about each reportable segment's profit or loss and assets on an annual and interim basis. The provisions of ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods

within fiscal years beginning after December 15, 2024; early adoption is permitted. We expect ASU 2023-07 to require additional disclosures in the notes to our consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09 ("ASU 2023-09"), *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which requires, among other things, the following for public business entities: (i) enhanced disclosures of specific categories of reconciling items included in the rate reconciliation, as well as additional information for any of these items meeting certain qualitative and quantitative thresholds; (ii) disclosure of the nature, effect and underlying causes of each individual reconciling item disclosed in the rate reconciliation and the judgment used in categorizing them if not otherwise evident; and (iii) enhanced disclosures for income taxes paid, which includes federal, state, and foreign taxes, as well as for individual jurisdictions over a certain quantitative threshold. The amendments in ASU 2023-09 eliminate the requirement to disclose the nature and estimate of the range of the reasonably possible change in unrecognized tax benefits for the 12 months after the balance sheet date. The provisions of ASU 2023-09 are effective for annual periods beginning after December 15, 2024; early adoption is permitted. We expect ASU 2023-09 to require additional disclosures in the notes to our consolidated financial statements.

Note 3: Revenues from Contracts with Customers

Contract Liabilities

The following table summarizes the activity of our contract liabilities during the year ended December 31, 2023:

	(in millions)
Balance as of December 31, 2022	$ 1,331
Cash received in advance and not recognized as revenue	687
Revenue recognized[1]	(378)
Other[2]	(119)
Balance as of December 31, 2023	$ 1,521

_____

[1] Primarily related to Hilton Honors, including co-branded credit card arrangements.
[2] Represents changes in estimated transaction prices for our performance obligations related to the issuance of Hilton Honors points, which had no effect on revenues.

Performance Obligations

As of December 31, 2023, deferred revenues for unsatisfied performance obligations consisted of: (i) $769 million related to Hilton Honors that will be recognized as revenue over approximately the next two years; (ii) $733 million related to advance consideration received from hotel owners for application, initiation and other fees and system implementation fees; and (iii) $19 million related to other obligations.

Note 4: Consolidated Variable Interest Entities

As of December 31, 2023 and 2022, we consolidated two VIEs that each lease one hotel property, both of which are located in Japan. We consolidated these VIEs since we are the primary beneficiary, having the power to direct the activities that most significantly affect their economic performance. Additionally, we have the obligation to absorb losses and the right to receive benefits that could be significant to each of the VIEs individually. The assets of our consolidated VIEs are only available to settle the obligations of the respective entities, and the liabilities of the consolidated VIEs are non-recourse to us.

Our consolidated balance sheets include the assets and liabilities of these entities, including the effect of foreign currency translation, which primarily comprised the following:

	December 31,	
	2023	**2022**
	(in millions)	
Cash and cash equivalents	$ 46	$ 29
Accounts receivable, net	17	13
Property and equipment, net	37	45
Deferred income tax assets	32	52
Other non-current assets	43	55
Accounts payable, accrued expenses and other	29	21
Long-term debt[(1)(2)]	95	152

_____

[(1)]   Includes finance lease liabilities of $86 million and $115 million as of December 31, 2023 and 2022, respectively.
[(2)]   Includes current maturities of $19 million and $22 million as of December 31, 2023 and 2022, respectively.

During the year ended December 31, 2023, our consolidated VIEs made payments on borrowings that were outstanding as of December 31, 2022, including partial prepayments of JPY1.5 billion (approximately $10 million) on borrowings that have a maturity date in 2026 and full repayments of JPY2.0 billion (approximately $14 million) on borrowings that had original maturity dates in 2028 and 2029.

Note 5: Loss on Investments in Unconsolidated Affiliate

We provide equity and debt financing to certain unconsolidated affiliates with an objective of supporting the growth of our network. The assets relating to these investments are classified as other current assets or other non-current assets in our consolidated balance sheet based on the expected maturity date of the respective investment.

In March 2023, as a result of the rise in market-based interest rates, one of our third-party unconsolidated affiliates (the "Fund"), which has underlying investments in certain hotels that we currently manage or franchise, failed to comply with certain requirements of its debt agreements. As a result, we determined that: (i) our investment in the Fund was fully impaired and (ii) short-term subordinated financing receivables due to us from the Fund were uncollectible. As such, we recognized an other-than-temporary impairment loss on our investment of $44 million and credit losses of $48 million to fully reserve the financing receivables, such that their net carrying values were zero. These losses were recognized in loss on investments in unconsolidated affiliate in our consolidated statement of operations for the year ended December 31, 2023. See Note 11: "Fair Value Measurements" for additional information.

Note 6: Intangible Assets

Finite-lived intangible assets were as follows:

	December 31, 2023		
	Gross Carrying Value	**Accumulated Amortization**	**Net Carrying Value**
	(in millions)		
Management and franchise contracts:			
Contract acquisition costs	$ 1,183	$ (244)	$ 939
Development commissions and other	162	(37)	125
	$ 1,345	$ (281)	$ 1,064
Other intangible assets:			
Capitalized software costs	$ 712	$ (576)	$ 136
Leases[(1)(2)]	126	(89)	37
	$ 838	$ (665)	$ 173

	December 31, 2022		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(in millions)		
Management and franchise contracts:			
International management contracts recorded at Merger[1]	$ 293	$ (278)	$ 15
Contract acquisition costs	961	(206)	755
Development commissions and other	149	(32)	117
	$ 1,403	$ (516)	$ 887
Other intangible assets:			
Capitalized software costs	$ 615	$ (515)	$ 100
Leases[1]	124	(80)	44
Hilton Honors[1]	335	(318)	17
	$ 1,074	$ (913)	$ 161

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[1] Represents intangible assets that were initially recorded at fair value at the time of the Merger.

[2] During the year ended December 31, 2023 we recognized $4 million of impairment losses related to our leases intangible assets in our consolidated statement of operations; see Note 11: "Fair Value Measurements" for additional information.

Amortization of our finite-lived intangible assets was as follows:

	Year Ended December 31,		
	2023	2022	2021
	(in millions)		
Recognized in depreciation and amortization expenses[1]	$ 104	$ 116	$ 135
Recognized as a reduction of franchise and licensing fees and base and other management fees	43	38	32

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[1] Includes amortization expense of $37 million, $45 million and $47 million for the years ended December 31, 2023, 2022 and 2021, respectively, associated with assets that were initially recorded at fair value at the time of the Merger, some of which fully amortized during 2023.

As of December 31, 2023, we estimate future amortization expense of our finite-lived intangible assets that will be recognized in depreciation and amortization expenses to be as follows:

Year	(in millions)
2024	$ 76
2025	57
2026	34
2027	12
2028	11
Thereafter	108
	$ 298

Note 7: Property and Equipment

Property and equipment were as follows:

	December 31,	
	2023	**2022**
	(in millions)	
Land	$ 8	$ 9
Buildings and leasehold improvements	364	355
Furniture and equipment	407	299
Construction-in-progress	37	24
Finance lease ROU assets	86	82
	902	769
Accumulated depreciation and amortization[1]	(520)	(489)
	$ 382	$ 280

_____

[1] During the years ended December 31, 2023, 2022 and 2021, depreciation and amortization expenses on property and equipment was $43 million, $46 million and $53 million, respectively.

Property and equipment, net attributed to U.S. operations was $183 million and $111 million as of December 31, 2023 and 2022, respectively, and to operations outside the U.S. was $199 million and $169 million, respectively, most significantly in the United Kingdom ("U.K.") and Japan.

During the year ended December 31, 2023, we recognized $1 million of impairment losses in our consolidated statement of operations related to property and equipment, net; see Note 11: "Fair Value Measurements" for additional information.

Note 8: Accounts Payable, Accrued Expenses and Other

Accounts payable, accrued expenses and other were as follows:

	December 31,	
	2023	**2022**
	(in millions)	
Accrued employee compensation and benefits	$ 592	$ 555
Accounts payable	457	368
Operating lease liabilities, current	116	112
Insurance reserves, current	99	86
Other current liabilities and accrued expenses[1]	715	669
	$ 1,979	$ 1,790

_____

[1] Includes deposit liabilities related to hotel operations and application fees, promotional liabilities, contract acquisition costs payable and income taxes payable, as well as accrued expenses related to taxes, interest, advertising, rent and other.

Note 9: Debt

Long-term Debt

Long-term debt balances, including obligations for finance leases, and associated interest rates and maturities as of December 31, 2023, were as follows:

	December 31,	
	2023	**2022**
	(in millions)	
Senior secured term loan facility due 2026	$ —	$ 2,619
Senior secured term loan facility with a rate of 7.21%, due 2028	1,000	—
Senior secured term loan facility with a rate of 7.46%, due 2030	2,119	—
Senior notes with a rate of 5.375%, due 2025[1]	500	500
Senior notes with a rate of 4.875%, due 2027[1]	600	600
Senior notes with a rate of 5.750%, due 2028[1]	500	500
Senior notes with a rate of 3.750%, due 2029[1]	800	800
Senior notes with a rate of 4.875%, due 2030[1]	1,000	1,000
Senior notes with a rate of 4.000%, due 2031[1]	1,100	1,100
Senior notes with a rate of 3.625%, due 2032[1]	1,500	1,500
Finance lease liabilities with a weighted average rate of 6.01%, due 2024 to 2030[2]	139	164
Other debt of consolidated VIEs with a weighted average rate of 1.01%, due 2024 to 2026[2]	9	37
	9,267	8,820
Less: unamortized deferred financing costs and discounts	(71)	(73)
Less: current maturities of long-term debt[3]	(39)	(39)
	$ 9,157	$ 8,708

_____

[1] These notes are collectively referred to as the Senior Notes and are jointly and severally guaranteed on a senior unsecured basis by the Parent and substantially all of its direct and indirect wholly owned domestic restricted subsidiaries, other than Hilton Domestic Operating Company Inc. ("HOC"), an indirect wholly owned subsidiary of the Parent and the issuer of all of the series of Senior Notes.

[2] Long-term debt of our consolidated variable interest entities is included in finance lease liabilities and other debt of consolidated VIEs as applicable. Refer to Note 4: "Consolidated Variable Interest Entities" for additional information on debt payments that were made by our consolidated VIEs during the year ended December 31, 2023.

[3] Represents current maturities of finance lease liabilities and borrowings of consolidated VIEs.

Senior Secured Credit Facilities

Our senior secured credit facilities consist of a senior secured revolving credit facility (the "Revolving Credit Facility") and senior secured term loan facilities (the "Term Loans"). The obligations under our senior secured credit facilities are unconditionally and irrevocably guaranteed by the Parent and substantially all of its direct and indirect wholly owned domestic restricted subsidiaries, other than HOC, the named borrower of the senior secured credit facilities.

In November 2023, we amended the credit agreement governing our Term Loans pursuant to which $1.0 billion of outstanding Term Loans were converted into a new tranche of Term Loans due June 2028 with an interest rate of SOFR plus 185 basis points and $1.6 billion of outstanding Term Loans were converted into a new tranche, which was also increased by $500 million of aggregate principal amount, due November 2030 with an interest rate of SOFR plus 210 basis points. In connection with the amendment of the Term Loans, we incurred $21 million of original issue discounts and fees, of which $11 million was recognized as a reduction to the outstanding debt balance in our consolidated balance sheet and will be amortized to interest expense through the respective maturity dates of the Term Loans. The remaining $10 million was recognized in other non-operating income, net in our consolidated statement of operations for the year ended December 31, 2023.

In January 2023, we amended the credit agreement governing our Revolving Credit Facility to increase the borrowing capacity from $1.75 billion to $2.0 billion, $250 million of which is available in the form of letters of credit, and extended the maturity date to January 2028. In connection with this amendment, we incurred approximately $9 million of debt issuance costs, which were recognized in other non-current assets in our consolidated balance sheet and will be amortized to interest expense through the maturity date of the Revolving Credit Facility. No debt amounts were outstanding under the Revolving Credit Facility as of December 31, 2023, which had an available borrowing capacity of $1,913 million after considering $87 million of outstanding letters of credit.

Senior Notes

During the year ended December 31, 2021, we completed financing transactions, whereby we issued senior unsecured notes and used the net proceeds from the issuance, together with available cash, to redeem outstanding senior unsecured notes. In connection with the redemption, we paid a redemption premium of $55 million and accelerated the recognition of the unamortized deferred financing costs on the redeemed notes of $14 million. These amounts were included in loss on debt extinguishment in our consolidated statement of operations for the year ended December 31, 2021.

Debt Maturities

The contractual maturities of our long-term debt as of December 31, 2023 were as follows:

Year	**(in millions)**
2024	$ 39
2025	529
2026	26
2027	613
2028	1,514
Thereafter	6,546
	$ 9,267

Note 10: Other Liabilities

Other long-term liabilities were as follows:

	December 31,	
	2023	**2022**
	(in millions)	
Other long-term tax liabilities	$ 645	$ 349
Insurance reserves	154	146
Deferred employee compensation and benefits	86	91
Pension obligations	34	40
Other	79	66
	$ 998	$ 692

Note 11: Fair Value Measurements

The fair values of certain financial instruments and the hierarchy level we used to estimate the fair values are shown below:

	December 31, 2023			
		Hierarchy Level		
	Carrying Value[(1)]	**Level 1**	**Level 2**	**Level 3**
	(in millions)			
Assets:				
Interest rate swap	$ 75	$ —	$ 75	$ —
Liabilities:				
Long-term debt[(2)]	9,119	5,631	—	3,129

	December 31, 2022			
	Carrying Value[1]	Hierarchy Level		
		Level 1	Level 2	Level 3
		(in millions)		
Assets:				
Interest rate swaps	$ 108	$ —	$ 108	$ —
Liabilities:				
Long-term debt[2]	8,619	5,292	—	2,616

_____

[1] The fair values of cash equivalents and restricted cash equivalents approximate their carrying values due to their short-term maturities. The fair values of all other financial instruments not included in these tables are estimated to be equal to their carrying values.

[2] The carrying values and fair values exclude the deduction for unamortized deferred financing costs and any applicable discounts, as well as all finance lease liabilities and other debt of consolidated VIEs; refer to Note 9: "Debt" for additional information.

We measured our interest rate swaps at fair value, which was determined using a discounted cash flow analysis that reflects the contractual terms of the interest rate swaps, including the period to maturity, and uses observable market-based inputs of similar instruments, including interest rate curves, as applicable.

During the year ended December 31, 2023, we measured a financial asset at fair value on a non-recurring basis and recognized an other-than-temporary impairment loss of $44 million in "Loss on investments in unconsolidated affiliate" in our consolidated statement of operations. In March 2023, the financial asset, an equity method investment in the Fund, which derives its market value from the underlying hotel assets it owns, failed to comply with its debt agreements, as discussed in Note 5: "Loss on Investments in Unconsolidated Affiliate." Given the lack of an active market or observable inputs for the fair value of the Fund, we determined that at March 31, 2023 our investment had a fair value of zero using Level 3 valuation inputs.

During the year ended December 31, 2023, the forecasted operating results of certain leased hotels caused us to evaluate the carrying value of the affected properties for impairment. We estimated the fair value of the related assets using discounted cash flow analyses and Level 3 valuation inputs including growth rates and discount rates that reflected the risk profile of the underlying cash flows and the individual markets where the assets are located. Estimations of the stabilized growth rates approximated 1.8 percent and of the discount rates ranged from 8.0 percent to 11.3 percent, with the weighted average, based on relative impairment losses, being at the lower end of the range. As a result of these non-recurring fair value measurements, we recognized impairment losses on these assets, all of which are in our ownership segment, of $38 million during the year ended December 31, 2023. The fair values of these assets as of December 31, 2023, the date of measurement, were as follows:

	(in millions)
Other intangible assets, net	$ 3
Operating lease right-of-use assets	69
Property and equipment, net	1

Note 12: Leases

We lease hotel properties, land, corporate office space and equipment used at hotels and corporate offices, with our most significant lease liabilities relating to hotel properties. As of December 31, 2023, we leased 41 hotels under operating leases and five hotels under finance leases, two of which were the liabilities of consolidated VIEs, which are non-recourse to us. Our hotel leases expire at various dates, with varying renewal and termination options.

During the year ended December 31, 2023, we recognized $33 million of impairment losses in our consolidated statement of operations related to certain operating lease ROU assets; see Note 11: "Fair Value Measurements" for additional information.

Supplemental balance sheet information related to leases was as follows:

	December 31,	
	2023	**2022**
	(dollars in millions)	
Operating leases:		
Operating lease right-of-use assets[1]	$ 618	$ 662
Accounts payable, accrued expenses and other	116	112
Operating lease liabilities	808	832
Finance leases:		
Property and equipment, net	$ 36	$ 33
Current maturities of long-term debt	34	38
Long-term debt	105	126
Weighted average remaining lease term:		
Operating leases	10.6 years	11.3 years
Finance leases	5.1 years	6.1 years
Weighted average discount rate:		
Operating leases	4.33 %	4.22 %
Finance leases	6.01 %	5.90 %

_____

[1] Includes $73 million and $78 million attributable to U.S. operations as of December 31, 2023 and 2022, respectively, and $545 million and $584 million to operations outside the U.S., respectively, most significantly in the U.K. and Germany for both years.

The components of lease expense were as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in millions)		
Operating lease expense for fixed payments	$ 118	$ 113	$ 125
Finance lease expense:			
Amortization of ROU assets	21	21	23
Fixed interest on lease liabilities	9	10	13
Variable lease expense[1]	179	139	35

_____

[1] Includes amounts related to variable rent expense for operating leases and variable interest expense for finance leases.

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in millions)		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 137	$ 157	$ 187
Financing cash flows from finance leases	40	42	40
ROU assets obtained in exchange for lease liabilities in non-cash transactions:			
Operating leases	39	135	45
Finance leases	24	21	17

Our future minimum lease payments as of December 31, 2023 were as follows:

Year	Operating Leases		Finance Leases	
	(in millions)			
2024	$	153	$	41
2025		137		35
2026		122		27
2027		115		16
2028		113		17
Thereafter		535		28
Total minimum lease payments		1,175		164
Less: imputed interest		(251)		(25)
Total lease liabilities	$	924	$	139

Note 13: Income Taxes

Income Tax Provision

The domestic and foreign components of income before income taxes were as follows:

	Year Ended December 31,					
	2023		2022		2021	
	(in millions)					
U.S. income before income taxes	$	1,301	$	1,320	$	631
Foreign income (loss) before income taxes		391		414		(71)
Income before income taxes	$	1,692	$	1,734	$	560

The components of our provision for income taxes were as follows:

	Year Ended December 31,					
	2023		2022		2021	
	(in millions)					
Current:						
Federal	$	586	$	306	$	89
State		136		81		45
Foreign		83		56		23
Total current		805		443		157
Deferred:						
Federal		(250)		16		51
State		(83)		6		(14)
Foreign		69		12		(41)
Total deferred		(264)		34		(4)
Total provision for income taxes	$	541	$	477	$	153

Reconciliations of the provision for income taxes at the U.S. statutory rate to the provision for income taxes were as follows:

	Year Ended December 31,		
	2023	2022	2021
	(in millions)		
Statutory U.S. federal income tax provision	$ 355	$ 364	$ 118
State income taxes, net of U.S. federal income tax benefit	45	65	22
Impact of foreign operations	33	35	8
Changes in deferred tax asset valuation allowances	40	(5)	34
Income tax rate changes	(9)	—	(45)
Provision for uncertain tax positions	69	14	15
Other, net	8	4	1
Provision for income taxes	$ 541	$ 477	$ 153

Deferred Income Taxes

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities plus carryforward items. The tax effects of the temporary differences and carryforwards that give rise to our net deferred taxes were as follows:

	December 31,	
	2023	2022
	(in millions)	
Deferred tax assets:		
Net tax loss carryforwards and carrybacks	$ 604	$ 641
Compensation	124	117
Reserves	81	66
Operating and finance lease liabilities	290	301
Deferred income	558	271
Foreign tax credit carryforwards	63	49
Other	114	102
Total gross deferred tax assets	1,834	1,547
Less: valuation allowance	(698)	(649)
Deferred tax assets	1,136	898
Deferred tax liabilities:		
Brands	(1,143)	(1,151)
Operating and finance lease ROU assets	(195)	(206)
Other	(59)	(72)
Deferred tax liabilities	(1,397)	(1,429)
Net deferred taxes	$ (261)	$ (531)

As of December 31, 2023, we had gross U.S. separate return limitation year loss carryforwards and foreign operating loss carryforwards of $2.5 billion, resulting in deferred tax assets of $604 million. Approximately $26 million of our deferred tax assets as of December 31, 2023 related to loss carryforwards that will expire between 2024 and 2043 with less than $1 million of that amount expiring in 2024. Approximately $578 million of our deferred tax assets as of December 31, 2023 related to loss carryforwards that are not subject to expiration. We believe that it is more likely than not that the benefit from certain U.S. and foreign loss carryforwards will not be realized. In recognition of this assessment, we provided valuation allowances totaling $498 million as of December 31, 2023 on the deferred tax assets relating to these loss carryforwards. As of December 31, 2023, we also had deferred tax assets for U.S. tax credit carryforwards of $63 million that will expire between 2029 and 2033, for which we have provided full valuation allowances.

Tax Uncertainties

We file income tax returns, including returns for our subsidiaries, with federal, state, local and foreign tax jurisdictions. We are under regular and recurring audit by the Internal Revenue Service ("IRS") and other taxing authorities on open tax positions. The timing of the resolution of tax audits is highly uncertain, as are the amounts, if any, that may ultimately be paid upon such

resolution. Changes may result from the conclusion of ongoing audits, appeals or litigation in federal, state, local and foreign tax jurisdictions or from the resolution of various proceedings between the U.S. and foreign tax authorities. As of December 31, 2023, the Company's federal income tax returns remain subject to examination by the IRS for tax years from 2011 through 2023. Various income tax returns filed with state, local and foreign jurisdictions remain subject to examination by the applicable taxing authorities.

Reconciliations of the beginning and ending amounts of unrecognized tax benefits were as follows:

	Year Ended December 31,					
	2023		2022		2021	
	(in millions)					
Balance at beginning of year	$	337	$	375	$	451
Additions for tax positions related to prior years		268		1		33
Additions for tax positions related to the current year		4		3		2
Reductions for tax positions related to prior years		(2)		(32)		(39)
Settlements		(48)		—		(66)
Lapse of statute of limitations		(4)		(5)		(2)
Currency translation adjustment		—		(5)		(4)
Balance at end of year	$	555	$	337	$	375

In October 2023, the U.S. Tax Court issued an opinion deciding that a third-party taxpayer was not entitled to apply the method of accounting provided for in Treasury Regulation Section 1.451-4 to its hotel loyalty program. We currently apply this method of accounting to our guest loyalty program for federal income tax purposes. Based on this decision, we reassessed our uncertain tax positions and increased our total uncertain tax position reserves related to our guest loyalty program to $263 million as of December 31, 2023.

In June 2023, we received a draft of proposed adjustments from the IRS regarding our 2016 transfer of certain IP to a foreign jurisdiction that would increase taxable income for the tax years under audit from 2016 through 2018. If the IRS's proposed adjustments are upheld, future periods beyond the years currently under audit would be similarly impacted. We disagree with the proposed adjustments, intend to vigorously contest them and are currently evaluating action, which could include litigation to dispute the adjustments. We previously recorded reserves of $73 million related to this matter. We evaluated the amount of benefit more-likely-than-not to be realized related to this issue based on this draft notice, and we have determined that our existing reserves for unrecognized tax benefits accurately reflect the estimated benefit that we do not expect to realize related to this issue.

We recognize interest and penalties accrued related to uncertain tax positions in income tax benefit (expense) in our consolidated statement of operations. During the years ended December 31, 2023, 2022 and 2021, we recognized income tax expense related to interest and penalties of $72 million, $17 million and $16 million, respectively. As of December 31, 2023 and 2022, we had accrued approximately $150 million and $79 million, respectively, for interest and penalties related to our unrecognized tax benefits in our consolidated balance sheets. Included in the balances of unrecognized tax benefits as of December 31, 2023 and 2022 were $314 million and $337 million, respectively, associated with positions that, if favorably resolved, would provide a benefit to our effective income tax rate. We believe resolutions of examinations with tax authorities are reasonably possible within the next 12 months. We are unable to estimate the amount of unrecognized tax benefits that will increase or decrease during the next 12 months, as this estimate could change depending on the nature and timing of settlements.

Note 14: Employee Benefit Plans

We sponsor multiple domestic and international employee benefit plans (the "pension plans"), and the benefits are based upon years of service and compensation.

The employee benefit plan in the U.S. (the "Domestic Plan") covers certain employees not earning union benefits. This plan was frozen for participant benefit accruals in 1996; therefore, the projected benefit obligation is equal to the accumulated benefit obligation. The plan assets will be used to pay benefits due to employees for service through December 31, 1996. Since employees have not accrued additional benefits from that time, we do not utilize salary or pension inflation assumptions in calculating our benefit obligation for the Domestic Plan.

The employee benefit plans covering certain of our international employees include: (i) a plan that covers employees in the U.K. (the "U.K. Plan"), which was frozen to further service accruals in 2013 and (ii) a number of smaller plans that cover employees in various countries around the world (the "International Plans"). We do not consider the International Plans to be material to our consolidated financial statements.

The annual measurement date for all of our plans is December 31. We are required to recognize the funded status of our pension plans, which is the difference between the fair value of plan assets and the projected benefit obligations, in our consolidated balance sheet and make corresponding adjustments for changes in the difference between the fair value of plan assets and the projected benefit obligations through accumulated other comprehensive income (loss), net of taxes.

The following table presents the projected benefit obligation, fair value of plan assets, funded status and accumulated benefit obligation for the Domestic Plan and the U.K. Plan:

	Domestic Plan		U.K. Plan	
	2023	2022	2023	2022
	(in millions)			
Change in projected benefit obligation				
Benefit obligation at beginning of year	$ 284	$ 370	$ 286	$ 490
Service cost	—	—	2	2
Interest cost	15	8	14	8
Actuarial loss (gain)[1]	5	(71)	4	(152)
Effect of foreign currency exchange rates	—	—	16	(49)
Benefits paid	(23)	(23)	(13)	(13)
Benefit obligation at end of year	$ 281	$ 284	$ 309	$ 286
Change in plan assets				
Fair value of plan assets at beginning of year	$ 271	$ 374	$ 277	$ 505
Actual return on plan assets, net of expenses	25	(80)	10	(186)
Employer contributions	5	—	9	21
Effect of foreign currency exchange rates	—	—	15	(50)
Benefits paid	(23)	(23)	(13)	(13)
Fair value of plan assets at end of year	278	271	298	277
Funded status at end of year (underfunded)[2]	(3)	(13)	(11)	(9)
Accumulated benefit obligation	$ 281	$ 284	$ 309	$ 286

---

[1] The actuarial gain during the year ended December 31, 2022 was primarily related to increases in the discount rate assumptions.
[2] The underfunded amounts are recognized in other long-term liabilities in our consolidated balance sheets.

Amounts recognized in accumulated other comprehensive loss consisted of the following:

	Domestic Plan			U.K. Plan		
	2023	2022	2021	2023	2022	2021
	(in millions)					
Net actuarial loss (gain)	$ (3)	$ 25	$ (38)	$ 27	$ 39	$ (48)
Amortization of prior service cost	(4)	(4)	(4)	—	—	—
Amortization of net loss	—	(3)	(5)	(6)	(3)	(5)
Net amount recognized	$ (7)	$ 18	$ (47)	$ 21	$ 36	$ (53)

The net periodic pension cost (credit) was as follows:

	Domestic Plan			U.K. Plan		
	2023	2022	2021	2023	2022	2021
	(in millions)					
Service cost[1]	$ 3	$ 3	$ 3	$ 2	$ 2	$ 2
Interest cost[2]	15	8	6	14	8	5
Expected return on plan assets[2]	(20)	(20)	(19)	(22)	(23)	(21)
Amortization of prior service cost[2]	4	4	4	—	—	—
Amortization of net loss[2]	—	3	5	6	3	5
Net periodic pension cost (credit)	$ 2	$ (2)	$ (1)	$ —	$ (10)	$ (9)

_____

[1] Recognized in owned and leased hotels expenses and general and administrative expenses, as applicable, in our consolidated statements of operations.
[2] Recognized in other non-operating income, net in our consolidated statements of operations.

The weighted average assumptions used to determine benefit obligations were as follows:

	Domestic Plan		U.K. Plan	
	2023	2022	2023	2022
Discount rate	5.2 %	5.6 %	4.5 %	4.8 %
Salary inflation	N/A	N/A	2.4	2.6
Pension inflation	N/A	N/A	2.8	3.1

The weighted average assumptions used to determine net periodic pension cost (credit) were as follows:

	Domestic Plan			U.K. Plan		
	2023	2022	2021	2023	2022	2021
Discount rate	5.6 %	2.9 %	2.6 %	4.8 %	1.9 %	1.3 %
Expected return on plan assets	6.8	6.3	6.3	7.3	5.0	4.5
Salary inflation	N/A	N/A	N/A	2.6	2.6	2.1
Pension inflation	N/A	N/A	N/A	3.1	3.1	2.7

The investment objectives for the various plans are preservation of capital, current income and long-term growth of capital. All plan assets are managed by third-party investment managers and do not include investments in Hilton stock. Asset allocations are reviewed periodically by the investment managers.

Expected long-term returns on plan assets are determined using historical performance for return-seeking assets and liability-driven investments held by our plans, actual performance of plan assets and current and expected market conditions. Expected returns are formulated based on the target asset allocation. As of December 31, 2023 the target asset allocations for the Domestic Plan and U.K. Plan were 70 percent and 75 percent, respectively, in return-seeking assets, and 30 percent and 25 percent, respectively, in liability-driven investments and cash.

The following tables present the fair value hierarchy of total plan assets measured at fair value by asset category:

	Domestic Plan December 31,		U.K. Plan December 31,	
	2023	2022	2023	2022
	(in millions)			
Level 1				
Cash	$ —	$ —	$ 1	$ 13
Bond funds	12	6	—	—
Level 2				
Bond funds	—	—	37	35
Net asset value[1]				
Cash equivalents	—	—	7	24
Bond funds	—	—	82	44
Common collective trusts	266	265	—	—
Alternative investments	—	—	121	111
Other	—	—	50	50
	$ 278	$ 271	$ 298	$ 277

_____

[1] Certain investments are measured at net asset value per share as a practical expedient and, therefore, have not been classified in the fair value hierarchy.

As of December 31, 2023, the benefits expected to be paid in the next five years and in the aggregate for the five years thereafter were as follows:

Year	Domestic Plan	U.K. Plan
	(in millions)	
2024	$ 30	$ 14
2025	25	14
2026	25	15
2027	25	15
2028	24	15
2029-2033	107	81
	$ 236	$ 154

In 2007, the Domestic Plan and plans maintained for certain domestic hotels currently or formerly managed by us were merged into a multiple employer plan. As of December 31, 2023 and 2022, the multiple employer plan had combined plan assets of $303 million and $294 million, respectively, and a projected benefit obligation of $301 million and $303 million, respectively.

Note 15: Share-Based Compensation

We recognized share-based compensation expense of $169 million, $162 million and $193 million during the years ended December 31, 2023, 2022 and 2021, respectively, which included amounts reimbursed by hotel owners, and the related tax benefit recognized was $48 million, $48 million and $54 million, respectively. In December 2020, we modified our then-outstanding performance shares in response to the COVID-19 pandemic to reward for results achieved prior to the pandemic and incentivize our recovery efforts, with a portion of the awards modified to vest based on continued service and the remaining portion of the awards to vest based on new performance measures. As a result of this modification, our share-based compensation expense for the years ended December 31, 2022 and 2021 includes incremental share-based compensation expense of $25 million and $70 million, respectively.

As of December 31, 2023, unrecognized compensation costs for unvested awards under the 2017 Plan were approximately $123 million, which are expected to be recognized over a weighted average period of 1.7 years on a straight-line basis. As of December 31, 2023, there were 10.4 million remaining shares authorized for awards under the 2017 Plan, including any shares subject to awards outstanding under the 2013 Omnibus Incentive Plan that will become available for issuance under the 2017 Plan if such outstanding awards expire or are terminated or are canceled or forfeited.

RSUs

The following table provides information about our RSU grants:

	Year Ended December 31,					
		2023		2022		2021
Number of shares granted (in thousands)		604		507		589
Weighted average grant date fair value per share	$	146.19	$	150.58	$	123.13
Aggregate intrinsic value of shares vested (in millions)	$	84	$	97	$	94

The following table summarizes the activity of our RSUs during the year ended December 31, 2023:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
	(in thousands)	
Outstanding as of December 31, 2022	1,013	$ 130.68
Granted	604	146.19
Vested	(567)	121.86
Forfeited	(38)	141.16
Outstanding as of December 31, 2023	1,012	144.49

Options

The following table provides information about our option grants:

	Year Ended December 31,					
		2023		2022		2021
Number of options granted (in thousands)		341		318		361
Weighted average exercise price per share	$	146.18	$	150.67	$	123.13
Weighted average grant date fair value per share	$	52.27	$	51.15	$	41.15

The weighted average grant date fair value per share of the option grants for each year was determined using the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,		
	2023	2022	2021
Expected volatility[1]	30.16 %	33.28 %	33.13 %
Dividend yield[2]	0.43 %	0.41 %	— %
Risk-free rate[3]	4.00 %	1.93 %	0.92 %
Expected term (in years)[4]	6.0	6.0	6.0

---

[1] Estimated using a blended approach of historical and implied volatility. Historical volatility is based on the historical movement of Hilton's stock price for a period that corresponds to the expected terms of the options.

[2] At the time of grant for the 2021 options, the declaration and payment of dividends was suspended and we could not estimate when the payment of dividends would resume. For the options granted during the years ended December 31, 2023 and 2022, dividend yield was estimated based on the expected quarterly dividend and the three month average stock price at the dates of grant.

[3] Based on the yields of U.S. Department of Treasury instruments with similar expected terms of the options at the dates of grant.

[4] Estimated using the midpoint of the vesting periods and the contractual terms of the options as we do not have sufficient historical share option exercise data to estimate the term of our option grants.

The following table summarizes the activity of our options during the year ended December 31, 2023:

	Number of Shares	Weighted Average Exercise Price per Share
	(in thousands)	
Outstanding as of December 31, 2022	3,021	$ 87.61
Granted	341	146.18
Exercised	(252)	80.34
Forfeited or expired	(8)	143.97
Outstanding as of December 31, 2023[1]	3,102	94.50
Exercisable as of December 31, 2023[2]	2,437	81.12

_____

[1] The aggregate intrinsic value was $272 million and the weighted average remaining contractual term was 5.4 years.
[2] The aggregate intrinsic value was $246 million and the weighted average remaining contractual term was 4.6 years.

Performance Shares

As of December 31, 2023, we determined that all of the performance measures for the outstanding performance shares were probable of achievement, with the average of the applicable achievement factors estimated to be at the maximum achievement percentage for the 2021 performance shares and between the target and maximum achievement percentages for the 2022 and 2023 performance shares.

The following table provides information about our performance share grants for the last three years:

	Year Ended December 31,		
	2023	2022	2021
Number of shares granted (in thousands)	244	216	241
Weighted average grant date fair value per share	$ 146.18	$ 150.67	$ 123.13
Aggregate intrinsic value of shares vested (in millions)	$ 42	$ 42	$ 36

The following table summarizes the activity of our performance shares in aggregate for all of our performance measures during the year ended December 31, 2023, with the performance shares reflected at the target achievement percentage until completion of the performance period:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
	(in thousands)	
Outstanding as of December 31, 2022	730	$ 119.87
Granted	244	146.18
Performance achievement share adjustments[1]	207	93.33
Vested	(493)	93.44
Forfeited	(9)	128.03
Outstanding as of December 31, 2023	679	139.74

_____

[1] Reflects the number of shares achieved above target, based on actual performance as determined at the completion of the respective three-year performance period.

Note 16: Earnings Per Share

The following table presents the calculation of basic and diluted earnings per share ("EPS"):

	Year Ended December 31,					
	2023		2022		2021	
	(in millions, except per share amounts)					
Basic EPS:						
Numerator:						
Net income attributable to Hilton stockholders	$	1,141	$	1,255	$	410
Denominator:						
Weighted average shares outstanding		262		275		279
Basic EPS	$	4.36	$	4.56	$	1.47
Diluted EPS:						
Numerator:						
Net income attributable to Hilton stockholders	$	1,141	$	1,255	$	410
Denominator:						
Weighted average shares outstanding[1]		264		277		281
Diluted EPS[1]	$	4.33	$	4.53	$	1.46

_____

[1] Certain shares related to share-based compensation were excluded from the calculation of diluted EPS because their effect would have been anti-dilutive under the treasury stock method, including less than 1 million shares for all periods.

Note 17: Accumulated Other Comprehensive Loss

The changes in the components of accumulated other comprehensive loss, net of taxes, were as follows:

	Currency Translation Adjustment[1]		Pension Liability Adjustment[2]		Cash Flow Hedge Adjustment[3]		Total	
	(in millions)							
Balance as of December 31, 2020	$	(511)	$	(289)	$	(60)	$	(860)
Other comprehensive income (loss) before reclassifications		(36)		68		11		43
Amounts reclassified from accumulated other comprehensive loss		7		11		20		38
Net other comprehensive income (loss) for the period		(29)		79		31		81
Balance as of December 31, 2021		(540)		(210)		(29)		(779)
Other comprehensive income (loss) before reclassifications		(9)		(57)		114		48
Amounts reclassified from accumulated other comprehensive loss		1		8		16		25
Net other comprehensive income (loss) for the period		(8)		(49)		130		73
Balance as of December 31, 2022		(548)		(259)		101		(706)
Other comprehensive income (loss) before reclassifications		9		(11)		9		7
Amounts reclassified from accumulated other comprehensive loss		—		8		(40)		(32)
Net other comprehensive income (loss) for the period		9		(3)		(31)		(25)
Balance as of December 31, 2023	$	(539)	$	(262)	$	70	$	(731)

_____

[1] Includes net investment hedge gains and intra-entity foreign currency transactions that are of a long-term investment nature. Amounts reclassified relate to the liquidation of investments in foreign entities which were recognized in our consolidated statements of operations in gain on foreign currency transactions during the year ended December 31, 2022 and in loss on sales of assets, net during the year ended December 31, 2021.

[2] Amounts reclassified relate to the amortization of prior service cost and amortization of net loss and were recognized in other non-operating income, net in our consolidated statements of operations.

[3] Amounts reclassified were the result of hedging instruments, including: (a) interest rate swaps, inclusive of interest rate swaps that were dedesignated in prior periods, with related amounts recognized in interest expense in our consolidated statements of operations and (b) forward contracts that hedge our foreign currency denominated fees, with related amounts recognized in various revenue line items, as applicable, in our consolidated statements of operations.

Note 18: Business Segments

We are a hospitality company with operations organized in two distinct operating segments: (i) management and franchise and (ii) ownership, each of which is reported as a segment based on (a) delivering a similar set of products and services and (b) being managed separately given its distinct economic characteristics.

The management and franchise segment includes all of the hotels we manage for third-party owners, as well as all franchised hotels that license our IP and where we provide other contracted services, but the day-to-day services of the hotels are operated or managed by someone other than us. Revenues from this segment include: (i) management and franchise fees charged to third-party hotel owners; (ii) licensing fees from our strategic partners, including co-branded credit card providers, and HGV; and (iii) fees for managing hotels in our ownership segment. The ownership segment primarily derives revenues from nightly hotel room sales, food and beverage sales and other services at our consolidated owned and leased hotels.

The performance of our operating segments is evaluated primarily on operating income (loss), without allocating amortization of contract acquisition costs, other revenues and other expenses, other revenues and other expenses from managed and franchised properties, depreciation and amortization expenses or general and administrative expenses, and does not include equity in earnings (losses) from unconsolidated affiliates. Our CODM does not use assets by operating segment when assessing performance or making operating segment resource allocations.

The following table presents revenues for our reportable segments, reconciled to consolidated amounts:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in millions)		
Franchise and licensing fees	$ 2,388	$ 2,085	$ 1,508
Base and other management fees[1]	393	338	203
Incentive management fees	274	196	98
Management and franchise	3,055	2,619	1,809
Ownership	1,244	1,076	598
Segment revenues	4,299	3,695	2,407
Amortization of contract acquisition costs	(43)	(38)	(32)
Other revenues	178	102	79
Other revenues from managed and franchised properties	5,827	5,037	3,344
Intersegment fees elimination[1]	(26)	(23)	(10)
Total revenues	$ 10,235	$ 8,773	$ 5,788

---

[1] Includes management, royalty and IP fees charged to consolidated hotels in our ownership segment by our management and franchise segment, which were eliminated in our consolidated statements of operations.

The following table presents operating income (loss) for each of our reportable segments, reconciled to consolidated income before income taxes:

		Year Ended December 31,				
		2023		**2022**		**2021**
		(in millions)				
Management and franchise[1]	$	3,055	$	2,619	$	1,809
Ownership[1]		77		54		(91)
Segment operating income		3,132		2,673		1,718
Amortization of contract acquisition costs		(43)		(38)		(32)
Other revenues, less other expenses		66		42		34
Net other expenses from managed and franchised properties		(337)		(39)		(110)
Depreciation and amortization expenses		(147)		(162)		(188)
General and administrative expenses		(408)		(382)		(405)
Impairment losses		(38)		—		—
Loss on sales of assets, net		—		—		(7)
Operating income		2,225		2,094		1,010
Interest expense		(464)		(415)		(397)
Gain (loss) on foreign currency transactions		(16)		5		(7)
Loss on debt extinguishment		—		—		(69)
Loss on investments in unconsolidated affiliate		(92)		—		—
Other non-operating income, net		39		50		23
Income before income taxes	$	1,692	$	1,734	$	560

_____

[1] Includes management, royalty and IP fees charged to consolidated hotels in our ownership segment by our management and franchise segment, which were eliminated in our consolidated statements of operations.

Total revenues by country were as follows:

		Year Ended December 31,				
		2023		**2022**		**2021**
		(in millions)				
U.S.	$	7,986	$	6,947	$	4,765
All other[1]		2,249		1,826		1,023
	$	10,235	$	8,773	$	5,788

_____

[1] There are no countries included in these amounts that individually represented more than 10 percent of total revenues for the years ended December 31, 2023, 2022 and 2021.

Note 19: Commitments and Contingencies

We include performance clauses in certain of our management contracts, however, most of these clauses do not require us to fund shortfalls, but instead allow for termination of the contract if specified operating performance levels are not achieved. In limited cases, we are obligated to fund performance shortfalls and our obligations under these guarantees in future periods are dependent on the operating performance level of the related hotel over the remaining term of the performance guarantee for that particular hotel. As of December 31, 2023, we had performance guarantees with expirations ranging from 2025 to 2043 and possible cash outlays totaling $9 million. Additionally, as of December 31, 2023, we had extended debt guarantees and letters of credit with expirations ranging from 2025 to 2033 and possible cash outlays totaling $140 million to owners of certain hotels that we currently or in the future will manage or franchise. The performance and debt guarantees create variable interests in the ownership entities of the hotels, of which we are not the primary beneficiary.

We receive fees from managed and franchised properties that we are contractually required to use to operate our marketing, sales and brand programs and shared services on behalf of hotel owners. If we collect amounts in excess of amounts expended, we have a commitment to spend these amounts on the related programs. As of December 31, 2023 and 2022, the amounts expended on behalf of these programs exceeded the amounts collected.

We are involved in various claims and lawsuits arising in the ordinary course of business, some of which include claims for substantial sums. While the ultimate results of claims and litigation cannot be predicted with certainty, we expect that the

ultimate resolution of all pending or threatened claims and litigation as of December 31, 2023 will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Note 20: Supplemental Disclosures of Cash Flow Information

Cash interest paid included within operating activities in our consolidated statements of cash flows was $492 million, $385 million and $359 million during the years ended December 31, 2023, 2022 and 2021, respectively. For the years ended December 31, 2023 and 2022, these amounts exclude $53 million and $2 million of cash receipts, respectively, related to settlements of our interest rate swap with a financing component, which are separately disclosed within financing activities in our consolidated statements of cash flows.

Income tax payments, net of refunds received, were $478 million, $389 million and $181 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A.   **Controls and Procedures**

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. The design of any disclosure controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. In accordance with Rule 13a-15(b) of the Exchange Act, as of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures, as of the end of the period covered by this annual report, were effective to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

We have set forth management's report on internal control over financial reporting and the attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting in Item 8 of this Annual Report on Form 10-K. Management's report on internal control over financial reporting is incorporated in this Item 9A by reference.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   **Other Information**

On October 27, 2023, Matthew Schuyler, our then Executive Vice President and Chief Brand Officer, adopted a trading plan intended to satisfy Rule 10b5-1(c) under the Exchange Act to sell up to 18,744 shares of the Company's common stock (following the exercise of options that expire in February 2024) between February 12, 2024 and February 16, 2024. The trading plan will cease upon the earlier of February 16, 2024 and the sale of all shares subject to the trading plan. Mr. Schuyler moved to a short-term advisory role effective January 1, 2024 and is no longer an officer (as defined in Rule 16a-1(f) of the Exchange Act) of the Company.

During the quarter ended December 31, 2023, no other director or officer (as defined in Rule 16a-1(f) of the Exchange Act) of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

PART III

Item 10.   **Directors, Executive Officers and Corporate Governance**

The information required by this item is incorporated by reference to our definitive proxy statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023.

Item 11.   **Executive Compensation**

The information required by this item is incorporated by reference to our definitive proxy statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by this item is incorporated by reference to our definitive proxy statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

The information required by this item is incorporated by reference to our definitive proxy statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023.

Item 14.   **Principal Accountant Fees and Services**

The information required by this item is incorporated by reference to our definitive proxy statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023.

PART IV

Item 15.   **Exhibits and Financial Statement Schedules**

The following documents are filed as part of this report:

(a) Financial Statements
       We include this portion of Item 15 under Item 8 of this Annual Report on Form 10-K.

(b) Financial Statement Schedules
       All schedules are omitted as the required information is either not present, not present in material amounts or presented within the consolidated financial statements or related notes.

(c) Exhibits:

Exhibit Number	Exhibit Description
2.1	Distribution Agreement, dated January 2, 2017, among Hilton Worldwide Holdings Inc., Hilton Domestic Operating Company Inc., Park Hotels & Resorts Inc. and Hilton Grand Vacations Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on January 4, 2017).
3.1	Certificate of Incorporation of Hilton Worldwide Holdings Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 17, 2013).
3.2	Certificate of Amendment to Certificate of Incorporation of Hilton Worldwide Holdings Inc. effective as of January 3, 2017 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on January 4, 2017).
3.3	Amended and Restated By-Laws of Hilton Worldwide Holdings Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on August 2, 2019).
4.1	Indenture with respect to the 4.875% Senior Notes due 2027 (the "2027 Notes"), dated as of March 16, 2017, by and among Hilton Worldwide Finance LLC, Hilton Worldwide Finance Corp., the guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 22, 2017).
4.2	Form of 4.875% Senior Note due 2027 (included in Exhibit 4.1).

Exhibit Number	Exhibit Description
4.3	First Supplemental Indenture with respect to the 2027 Notes, dated as of December 6, 2017, among the subsidiary guarantors listed therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2017).
4.4	Second Supplemental Indenture with respect to the 2027 Notes, dated as of March 8, 2019, among the subsidiary guarantors listed therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).
4.5	Third Supplemental Indenture with respect to the 2027 Notes, dated as of February 25, 2020, among the subsidiary guarantors listed therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020).
4.6	Fourth Supplemental Indenture with respect to the 2027 Notes, dated as of February 29, 2020, among the issuer, the subsidiary guarantors listed therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020).
4.7	Fifth Supplemental Indenture with respect to the 2027 Notes, dated as of May 13, 2022, among the subsidiary guarantors listed therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022).
4.8	Sixth Supplemental Indenture with respect to the 2027 Notes, dated as of August 24, 2022, among the subsidiary guarantors listed therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022).
4.9	Indenture, dated as of June 20, 2019, with respect to the 4.875% Senior Notes due 2030 (the "2030 Notes"), by and among Hilton Domestic Operating Company Inc., the guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 24, 2019).
4.10	Form of 4.875% Senior Note due 2030 (included in Exhibit 4.9).
4.11	First Supplemental Indenture with respect to the 2030 Notes, dated as of September 12, 2019, among the subsidiary guarantors listed therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.20 to the Company's Registration Statement on Form S-4 filed on September 20, 2019).
4.12	Second Supplemental Indenture with respect to the 2030 Notes, dated as of February 25, 2020, among the subsidiary guarantors listed therein and Wilmington Trust, National Association, as trustee (incorporated reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020).
4.13	Third Supplemental Indenture with respect to the 2030 Notes, dated as of February 29, 2020, among the issuer, the subsidiary guarantors listed therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020).
4.14	Fourth Supplemental Indenture with respect to the 2030 Notes, dated as of May 13, 2022, among the subsidiary guarantors listed therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022).
4.15	Fifth Supplemental Indenture with respect to the 2030 Notes, dated as of August 24, 2022, among the subsidiary guarantors listed therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022).
4.16	Indenture with respect to the 5.375% Senior Notes due 2025 (the "2025 Notes") and 5.750% Senior Notes due 2028 (the "2028 Notes"), dated as of April 21, 2020, by and among Hilton Domestic Operating Company Inc., the guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on April 22, 2020).
4.17	Form of 5.375% Senior Note due 2025 (included in Exhibit 4.16).
4.18	Form of 5.750% Senior Note due 2028 (included in Exhibit 4.16).

Exhibit Number	Exhibit Description
4.19	First Supplemental Indenture with respect to the 2025 Notes and the 2028 Notes, dated as of May 13, 2022, among the subsidiary guarantors listed therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022).
4.20	Second Supplemental Indenture with respect to the 2025 Notes and the 2028 Notes, dated as of August 24, 2022, among the subsidiary guarantors listed therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022).
4.21	Indenture with respect to the 3.750% Senior Notes due 2029 (the "2029 Notes") and the 4.000% Senior Notes due 2031 (the "2031 Notes"), dated as of December 1, 2020, by and among Hilton Domestic Operating Company Inc., the guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 3, 2020).
4.22	Form of 3.750% Senior Note due 2029 (included in Exhibit 4.21).
4.23	Form of 4.000% Senior Note due 2031 (included in Exhibit 4.21).
4.24	First Supplemental Indenture with respect to the 2029 Notes and the 2031 Notes, dated as of May 13, 2022, among the subsidiary guarantors listed therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022).
4.25	Second Supplemental Indenture with respect to the 2029 Notes and the 2031 Notes, dated as of August 24, 2022, among the subsidiary guarantors listed therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022).
4.26	Indenture with respect to the 3.625% Senior Notes due 2032 (the "2032 Notes"), dated as of February 2, 2021, by and among Hilton Domestic Operating Company Inc., the guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on February 4, 2021).
4.27	Form of 3.625% Senior Note due 2032 (included in Exhibit 4.26).
4.28	First Supplemental Indenture with respect to the 2032 Notes, dated as of May 13, 2022, among the subsidiary guarantors listed therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.9 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022).
4.29	Second Supplemental Indenture with respect to the 2032 Notes, dated as of August 24, 2022, among the subsidiary guarantors listed therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022).
4.30	Description of Securities (incorporated by reference to Exhibit 4.20 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019).
10.1	Credit Agreement, dated as of October 25, 2013, among Hilton Worldwide Holdings Inc., as parent, Hilton Worldwide Finance LLC, as borrower, the other guarantors from time to time party thereto, Deutsche Bank AG New York Branch, as administrative agent, collateral agent, swing line lender and L/C issuer, and the other lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 filed on November 8, 2013).
10.2	Amendment No. 1, dated as of August 18, 2016, to the Credit Agreement, dated as of October 25, 2013, by and among Hilton Worldwide Holdings Inc., Hilton Worldwide Finance LLC, the other guarantors party thereto from time to time, Deutsche Bank AG New York Branch as administrative agent, collateral agent, swing line lender and L/C issuer and the other lenders party thereto from time to time (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 18, 2016).
10.3	Amendment No. 2, dated as of November 21, 2016, to the Credit Agreement, dated as of October 25, 2013 (as amended), by and among Hilton Worldwide Holdings Inc., Hilton Worldwide Finance LLC, the other guarantors party thereto from time to time, Deutsche Bank AG New York Branch as administrative agent, collateral agent, swing line lender and L/C issuer and the other lenders party thereto from time to time (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 23, 2016).

Exhibit Number	Exhibit Description
10.4	Amendment No. 3, dated as of March 16, 2017, to the Credit Agreement, dated as of October 25, 2013 (as amended), by and among Hilton Worldwide Holdings Inc., Hilton Worldwide Parent LLC, Hilton Worldwide Finance LLC, the other guarantors party thereto from time to time, Deutsche Bank AG New York Branch as administrative agent, collateral agent, swing line lender and L/C issuer and the other lenders party thereto from time to time (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 22, 2017).
10.5	Amendment No. 4, dated as of April 19, 2018, to the Credit Agreement, dated as of October 25, 2013 (as amended), by and among Hilton Worldwide Holdings Inc., Hilton Worldwide Parent LLC, Hilton Worldwide Finance LLC, the other guarantors party thereto from time to time, Deutsche Bank AG New York Branch as administrative agent, collateral agent, swing line lender and L/C issuer and the other lenders party thereto from time to time (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 19, 2018).
10.6	Amendment No. 5, dated as of June 5, 2019, to the Credit Agreement, dated as of October 25, 2013 (as amended by Amendment No. 1 to the Credit Agreement dated as of August 18, 2016, as further amended by Amendment No. 2 to the Credit Agreement dated as of November 21, 2016, as further amended by Amendment No. 3 to the Credit Agreement dated as of March 16, 2017 and as further amended by Amendment No. 4 to the Credit Agreement dated as of April 19, 2018), by and among Hilton Worldwide Holdings Inc., Hilton Worldwide Parent LLC, Hilton Worldwide Finance LLC, the other guarantors party thereto from time to time, Deutsche Bank AG New York Branch as administrative agent, collateral agent, swing line lender and L/C issuer and the other lenders party thereto from time to time (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 7, 2019).
10.7	Amendment No. 6, dated as of June 21, 2019, to the Credit Agreement, dated as of October 25, 2013 (as amended by Amendment No. 1 to the Credit Agreement dated as of August 18, 2016, as further amended by Amendment No. 2 to the Credit Agreement dated as of November 21, 2016, as further amended by Amendment No. 3 to the Credit Agreement dated as of March 16, 2017, as further amended by Amendment No. 4 to the Credit Agreement dated as of April 19, 2018 and as further amended by Amendment No. 5 to the Credit Agreement dated as of June 5, 2019), by and among Hilton Worldwide Holdings Inc., Hilton Worldwide Parent LLC, Hilton Worldwide Finance LLC, the other guarantors party thereto from time to time, Deutsche Bank AG New York Branch as administrative agent, collateral agent, swing line lender and L/C issuer and the other lenders party thereto from time to time (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 24, 2019).
10.8	Security Agreement, dated as of October 25, 2013, among the grantors identified therein and Deutsche Bank AG New York Branch, as collateral agent (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 filed on November 8, 2013).
10.9	Loan Agreement, dated as of October 25, 2013, among the subsidiaries party thereto, collectively, as borrower and JPMorgan Chase Bank, National Association, German American Capital Corporation, Bank of America, N.A., GS Commercial Real Estate LP and Morgan Stanley Mortgage Capital Holdings LLC, collectively, as lender (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 filed on November 8, 2013).
10.10	Guaranty Agreement, dated as of October 25, 2013, among the guarantors named therein and JPMorgan Chase Bank, National Association, German American Capital Corporation, Bank of America, N.A., GS Commercial Real Estate LP and Morgan Stanley Mortgage Capital Holdings LLC, collectively, as lender (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 filed on November 8, 2013).
10.11	Hilton Worldwide Holdings Inc. 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 filed on November 8, 2013).*
10.12	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1 filed on November 27, 2013).*
10.13	2005 Executive Deferred Compensation Plan (as Amended and Restated Effective as of January 1, 2018) (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2017).*
10.14	Form of 2014 Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014).*
10.15	Form of 2015 Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015).*
10.16	Form of Deferred Share Unit Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015).*
10.17	Form of 2017 Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017).*
10.18	Hilton 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 26, 2017).*

Exhibit Number	Exhibit Description
10.19	Form of Deferred Share Unit Agreement for non-employee directors (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2017).*
10.20	Form of 2018 Performance Share Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018).*
10.21	Form of 2018 Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018).*
10.22	Letter Agreement relating to certain tax matters, dated as of October 24, 2016, by and among Hilton Worldwide Holdings Inc., Park Hotels & Resorts Inc., and certain of Hilton Worldwide Holdings Inc.'s stockholders (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on October 24, 2016).
10.23	Letter Agreement relating to tax stockholders agreement, dated as of October 24, 2016, by and among Hilton Worldwide Holdings Inc., Hilton Grand Vacations Inc. and certain of Hilton Worldwide Holdings Inc.'s stockholders (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed on October 24, 2016).
10.24	Amended and Restated Registration Rights Agreement, dated as of October 24, 2016, by and among Hilton Worldwide Holdings Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on October 24, 2016).
10.25	Tax Matters Agreement, dated January 2, 2017, among Hilton Worldwide Holdings Inc., Hilton Domestic Operating Company Inc., Park Hotels & Resorts Inc. and Hilton Grand Vacations Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 4, 2017).
10.26	Tax Stockholders Agreement, dated January 2, 2017, among Hilton Worldwide Holdings Inc., Hilton Grand Vacations Inc. and the other parties thereto (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on January 4, 2017).
10.27	Amendment One to the 2005 Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K for the year ended December 31, 2018).*
10.28	Form of 2019 Performance Award Agreement (EBITDA CAGR Performance Condition) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).*
10.29	Form of 2019 Performance Award Agreement (Free Cash Flow Per Share CAGR Performance Condition) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).*
10.30	Form of 2019 Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).*
10.31	Form of 2020 Performance Award Agreement (EBITDA CAGR Performance Condition) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020).*
10.32	Form of 2020 Performance Award Agreement (Free Cash Flow Per Share CAGR Performance Condition) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020).*
10.33	Form of 2020 Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020).*
10.34	Form of 2020 Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020).*
10.35	Form of 2021 Performance Award Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021).*
10.36	Form of 2021 Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021).*
10.37	Form of 2021 Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021).*
10.38	Executive Severance Plan (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020).*
10.39	Form of Modification to 2018, 2019 and 2020 Performance Award Agreements (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020).*
10.40	Amended and Restated License Agreement, dated March 10, 2021, by and between Hilton Worldwide Holdings Inc. and Hilton Grand Vacations Inc. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021).

Exhibit Number	Exhibit Description
10.41	Amendment No. 7, dated as of October 21, 2021, to the Credit Agreement, dated as of October 25, 2013 (as amended by Amendment No. 1 to the Credit Agreement dated as of August 18, 2016, as further amended by Amendment No. 2 to the Credit Agreement dated as of November 21, 2016, as further amended by Amendment No. 3 to the Credit Agreement dated as of March 16, 2017, as further amended by Amendment No. 4 to the Credit Agreement dated as of April 19, 2018, as further amended by Amendment No. 5 to the Credit Agreement dated as of June 5, 2019, and as further amended by Amendment No. 6 to the Credit Agreement dated as of June 21, 2019), between Hilton Domestic Operating Company Inc. and Deutsche Bank AG New York Branch as administrative agent (incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021).
10.42	First Amendment to Amended and Restated License Agreement, dated as of April 4, 2022, between Hilton Grand Vacations Inc. and Hilton Worldwide Holdings Inc. (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022).
10.43	Form of 2022 Performance Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022).*
10.44	Form of 2022 Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022).*
10.45	Form of 2022 Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022).*
10.46	Form of Deferred Share Unit Agreement for non-employee directors (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022).*
10.47	Amendment No. 8, dated as of December 9, 2022, to the Credit Agreement, dated as of October 25, 2013 (as amended by Amendment No. 1 to the Credit Agreement dated as of August 18, 2016, as further amended by Amendment No. 2 to the Credit Agreement dated as of November 21, 2016, as further amended by Amendment No. 3 to the Credit Agreement dated as of March 16, 2017, as further amended by Amendment No. 4 to the Credit Agreement dated as of April 19, 2018, as further amended by Amendment No. 5 to the Credit Agreement dated as of June 5, 2019, as further amended by Amendment No. 6 to the Credit Agreement dated as of June 21, 2019, and as further amended by Amendment No. 7 to the Credit Agreement dated as of October 21, 2021, by and among Hilton Worldwide Holdings Inc., Hilton Worldwide Parent LLC, Hilton Domestic Operating Company, Inc., the other guarantors party thereto from time to time, Deutsche Bank AG New York Branch as administrative agent, collateral agent, swing line lender and L/C issuer and the other lenders party thereto from time to time (incorporated by reference to Exhibit 10.47 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022).
10.48	Amendment No. 9, dated as of January 5, 2023, to the Credit Agreement, dated as of October 25, 2013 (as amended by Amendment No. 1 to the Credit Agreement dated as of August 18, 2016, as further amended by Amendment No. 2 to the Credit Agreement dated as of November 21, 2016, as further amended by Amendment No. 3 to the Credit Agreement dated as of March 16, 2017, as further amended by Amendment No. 4 to the Credit Agreement dated as of April 19, 2018, as further amended by Amendment No. 5 to the Credit Agreement dated as of June 5, 2019, as further amended by Amendment No. 6 to the Credit Agreement dated as of June 21, 2019, as further amended by Amendment No. 7 to the Credit Agreement dated as of October 21, 2021 and as further amended by Amendment No. 8 to the Credit Agreement dated as of December 9, 2022), by and among Hilton Worldwide Holdings Inc., Hilton Worldwide Parent LLC, Hilton Domestic Operating Company, Inc., the other guarantors party thereto from time to time, Deutsche Bank AG New York Branch as administrative agent, collateral agent, swing line lender and L/C issuer and the other lenders party thereto from time to time (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 5, 2023).
10.49	Form of 2023 Performance Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023).*
10.50	Form of 2023 Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023).*
10.51	Form of 2023 Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023).*
10.52	Second Amendment to Amended and Restated License Agreement, dated as of November 5, 2023, by and between Hilton Worldwide Holdings Inc. and Hilton Grand Vacations, Inc.

Exhibit Number	Exhibit Description
10.53	Amendment No. 10, dated as of November 8, 2023, to the Credit Agreement, dated as of October 25, 2013 (as amended by Amendment No. 1 to the Credit Agreement dated as of August 18, 2016, as further amended by Amendment No. 2 to the Credit Agreement dated as of November 21, 2016, as further amended by Amendment No. 3 to the Credit Agreement dated as of March 16, 2017, as further amended by Amendment No. 4 to the Credit Agreement dated as of April 19, 2018, as further amended by Amendment No. 5 to the Credit Agreement dated as of June 5, 2019, as further amended by Amendment No. 6 to the Credit Agreement dated as of June 21, 2019, as further amended by Amendment No. 7 to the Credit Agreement dated as of October 21, 2021, as further amended by Amendment No. 8 to the Credit Agreement dated as of December 9, 2022 and as further amended by Amendment No. 9 to the Credit Agreement dated as of January 5, 2023), by and among Hilton Worldwide Holdings Inc., Hilton Worldwide Parent LLC, Hilton Domestic Operating Company, Inc., the other guarantors party thereto from time to time, Deutsche Bank AG New York Branch as administrative agent and collateral agent and the other lenders party thereto from time to time (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 8, 2023).
10.54	Separation Agreement and General Release, dated November 30, 2023, between Hilton Domestic Operating Company Inc. and Matthew Schuyler.*
10.55	Third Amendment to Amended and Restated License Agreement, dated as of January 16, 2024, by and between Hilton Worldwide Holdings Inc. and Hilton Grand Vacations Inc.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP.
31.1	Certificate of Christopher J. Nassetta, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certificate of Kevin J. Jacobs, Chief Financial Officer and President, Global Development, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certificate of Christopher J. Nassetta, President and Chief Executive Officer, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.2	Certificate of Kevin J. Jacobs, Chief Financial Officer and President, Global Development, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
97	Hilton Worldwide Holdings Inc. Incentive Compensation Clawback Policy
101.INS	Inline XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

———————

* This document has been identified as a management contract or compensatory plan or arrangement.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Item 16.   Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 7th day of February 2024.

HILTON WORLDWIDE HOLDINGS INC.

By: /s/ Christopher J. Nassetta

Name: Christopher J. Nassetta

Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities indicated on the 7th day of February 2024.

Signature	Title
/s/ Christopher J. Nassetta Christopher J. Nassetta	President, Chief Executive Officer and Director (principal executive officer)
/s/ Jonathan D. Gray Jonathan D. Gray	Chairman of the Board of Directors
/s/ Charlene T. Begley Charlene T. Begley	Director
/s/ Chris Carr Chris Carr	Director
/s/ Melanie L. Healey Melanie L. Healey	Director
/s/ Raymond E. Mabus, Jr. Raymond E. Mabus, Jr.	Director
/s/ Judith A. McHale Judith A. McHale	Director
/s/ Elizabeth A. Smith Elizabeth A. Smith	Director
/s/ Douglas M. Steenland Douglas M. Steenland	Director
/s/ Kevin J. Jacobs Kevin J. Jacobs	Chief Financial Officer and President, Global Development (principal financial officer)
/s/ Michael W. Duffy Michael W. Duffy	Senior Vice President, Chief Accounting and Risk Officer (principal accounting officer)

STOCKHOLDER INFORMATION

Stock Market Information
Ticker Symbol: HLT
Market Listed and Traded: NYSE

Corporate Office
Hilton
7930 Jones Branch Drive
McLean, Virginia 22102

+1 703.883.1000
www.hilton.com/corporate

Investor Relations
7930 Jones Branch Drive
McLean, Virginia 22102

+1 703.883.1000
ir.hilton.com
ir@hilton.com

Independent Registered Public Accounting Firm
Ernst & Young LLP
1775 Tysons Boulevard
Tysons, Virginia 22102

+1 703.747.1000
ey.com

Transfer Agent
EQ Shareowner Services
P.O. Box 64874
St. Paul, Minnesota 55164-0874

+1 800.468.9716
www.shareowneronline.com

Annual Meeting of Stockholders
May 15, 2024

EXECUTIVE COMMITTEE

Christopher Nassetta*
President & Chief Executive Officer

Anne-Marie D'Angelo*
General Counsel and Secretary

Laura Fuentes*
Chief Human Resources Officer

Danny Hughes
President, Americas

Kevin Jacobs*
Chief Financial Officer and President, Global Development

Katherine Lugar
Executive Vice President, Corporate Affairs

Chris Silcock*
President, Global Brands and Commercial Services

Simon Vincent
President, Europe, Middle East & Africa

Alan Watts
President, Asia Pacific

*Executive Officer as defined under the Securities Exchange Act of 1934

BOARD OF DIRECTORS

Christopher Nassetta
President & Chief Executive Officer

Jonathan Gray
Chairman of the Board of Directors, Hilton
President & Chief Operating Officer, Blackstone

Charlene Begley
Former Senior Vice President and Chief Information Officer, General Electric, and Former President and Chief Executive Officer of Home and Business Solutions, General Electric

Chris Carr
Former Chief Operating Officer, Sweetgreen

Melanie Healey
Former Group President, The Procter & Gamble Company

Raymond Mabus, Jr.
United States Secretary of the Navy, 2009-2017, Former Governor of Mississippi, Former U.S. Ambassador to the Kingdom of Saudi Arabia

Judith McHale
President & Chief Executive Officer, Cane Investments and Former President & Chief Executive Officer, Discovery Communications

Elizabeth Smith
Executive Chair, Revlon
Former Chief Executive Officer, Bloomin' Brands

Douglas Steenland
Lead Independent Director
Former Chief Executive Officer, Northwest Airlines